Brown & Brown INSURANCE®

2022 Annual Report

STAY HUNGRY





TABLE OF
Contents



COMMITTED TO
Results



Brown & Brown Insurance provides risk management solutions to help protect and preserve what our customers value most. We offer a wide range of innovative insurance solutions and services through our four business segments—Retail, National Programs, Wholesale Brokerage and Services.

With a foundation built on meritocracy, Brown & Brown cultivates a team dedicated to honesty, integrity, innovation, superior capabilities, discipline and always doing what is best for our customers, teammates and communities.

With more than 80 years of proven success, we continue to demonstrate grit, hustle and an entrepreneurial spirit, delivering high-quality solutions and services to our customers and strong results to our shareholders. We are strategically focused on expanding our global footprint, allowing us to grow and thrive in an extremely competitive and constantly changing insurance industry. We remain one of the industry's most powerful and influential leaders.

Key Differentiators

DECENTRALIZED SALES AND SERVICE MODEL
Local teams empowered to make decisions that best support their customers and communities, backed by the powerful solutions, capabilities and carrier relationships of a global industry leader.

FINANCIAL PERFORMANCE
Consistent, industry-leading financial metrics and corresponding performance.

CULTURE
Strong, performance-based culture grounded in grit and focused on expanding our knowledgeable team and capabilities. We are an entrepreneurial meritocracy, providing long-term opportunities and growth for talented leaders and teammates.

COMMUNITY SERVICE
Teammates and offices dedicated to giving back to the communities in which we live and work.

STRATEGIC GROWTH
Expanding our footprint for further growth opportunities, entering international markets and obtaining global talent. We strategically look for acquisitions that fit culturally; bring added, enhanced or complementary capabilities and/or specializations; and that make sense financially for both parties.



BUILT TO LAST

1939
Headquartered in
Daytona Beach, Florida



THE POWER OF WE

15K+
Teammates



**LOCAL PEOPLE,
POWERFUL SOLUTIONS**

495
Global Locations



OWNERSHIP MINDSET

60+%
of U.S. Teammates
are Shareholders

A Forever Company®, The Power of WE®, Culture of Caring®, A Meritocracy® and Built to Last® are registered trademarks of Brown & Brown, Inc. in the United States.

A MESSAGE FROM
Our CEO



2022 was a great year for Brown & Brown Insurance. We grew our total revenues 17% overall to $3.6 billion and 8.1% organically.[1] Our industry-leading EBITDAC margins were 32.8% on an adjusted basis,[1] down slightly from the prior year.

Cash flow from operations increased by approximately 9% to $881 million, allowing us to further invest in our business for the long term. We expanded our international footprint in England, Northern Ireland, Ireland, Italy and Belgium with the addition of approximately 130 locations and roughly 2,500 new teammates through the acquisitions of Global Risk Partners ("GRP") and BdB. In our customer-obsessed organization, nothing happens without talented teammates enabled through knowledge sharing, technology and data, and we continue to make great strides in these areas. Fundamentally, it has been and always will be about culture at Brown & Brown—our true differentiator.

We think about our business through the lens of our customers, teammates and carrier partners. This mindset dictates how we invest in our team and capabilities to deliver differentiated solutions for our customers. We completed acquisitions with approximately $435 million of annual revenue in 2022, deploying $1.9 billion of capital for acquisitions, our largest year of acquired revenue. Through these acquisitions, we enhanced existing capabilities, added new ones and entered new market areas. We are well positioned from a capital perspective to remain active in the acquisitions space. As I have shared before, cultural fit continues to be the most important thing we consider when we meet a potential acquisition candidate. We spend a significant amount of time getting to know sellers, learning how they think about not only their teammates, customers and

(1) Organic Revenue growth and EBITDAC Margin - Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue growth, EBITDAC - Adjusted Post FX and EBITDAC Margin - Adjusted Post FX and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 27–29 and 39–41 of this Annual Report.



Increased
Dividends for

29th

Consecutive Year

Grew Revenues to

$3.6B

and Organically [1]

8.1%

> ❝ Honesty, integrity, creativity, collaboration, positive energy and a growth mindset are all part of our culture at Brown & Brown.❞
>
> **J. POWELL BROWN**

carrier partners, but also what makes them tick outside of the office. When we get the cultural fit correct, the financial returns and performance almost always work out well.

Our 15,000 plus teammates, including approximately 3,000 teammates internationally, continue to drive our shared success, with domestic revenues comprising approximately 88% of our total revenue and international revenues representing approximately 12%, once we have a full year of revenues from GRP and BdB as they were acquired in mid-2022. The Brown & Brown team delivered another year of solid organic growth results.

Our team delivered $3.6 billion of revenue with adjusted EBITDAC[1] of approximately $1.2 billion. In the last 10 years, we have grown significantly, with revenues of $1.2 billion and adjusted EBITDAC[1] of $401 million in 2012. We increased dividends for shareholders for the 29th consecutive year and were once again recognized as a Dividend Aristocrat by the S&P Dow Jones Indices.

We invest in our business for the long term and view technology and data as key enablers that will play an essential role in our growth journey. We are focused on improving the holistic customer experience, fueling teammate productivity, enhancing and developing our talented team and generating new

solutions for our customers. Our business-aligned technology and data teams operate as critical business partners, offering creative solutions that enable our teammates to deliver more value for our customers. We continue identifying new ways to use key metrics as a differentiator in the marketplace. By harnessing the power of data, we provide better insights for our teammates and develop or enhance existing products. Actionable insights allow us to make more informed decisions that positively impact business outcomes, bring innovative solutions to the market to help solve our customers' unique, ever-evolving needs and deliver outstanding results for our carrier partners and shareholders.

Honesty, integrity, creativity, collaboration, positive energy and a growth mindset are all part of our culture at Brown & Brown. Our results are directly related to our teammates' ability to continuously deliver unique, creative solutions for our customers. We focus a great deal of time and resources on hiring, launching and developing our talented teammates. We were pleased to have earned Great Place to Work Certification™ for the fourth straight year. We encourage our team to ask, "How do I get better each year?", "What do I need from my leader to help me get there?" and "What can we do to help our customers win?" We stress long-term thinking to our teammates and don't manage our business

(1) Organic Revenue growth and EBITDAC - Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue growth and EBITDAC - Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 27–29 and 39–41 of this Annual Report.

quarter to quarter—instead looking 3, 5, 10 and 15 years out. With internal ownership in our Company of over 20%, our teammates are uniquely aligned with our customers, carrier partners and shareholders to create long-term value. This internal ownership positions us as an industry leader that is Built to Last.

The risk-bearing industry is constantly in flux, and 2022 was particularly active. Prior to the storm season, we heard from a number of large carrier partners that they were focused on reducing volatility and catastrophic exposures. Following the arrival of Hurricanes Ian and Nicole, stand-alone programs, facilities and lines of business that sustained heavy losses are seeing capacity cut back or taken away entirely. This is not the case for Brown & Brown. With our consistently strong underwriting performance, we are stressing to our carriers that a flight to quality (i.e., Brown & Brown) makes good business sense in this economic landscape. As a result, we can provide an opportunity for our carrier partners to put their capacity into our platform of solutions to deliver good growth and returns in 2023.

Since March 2019, we have championed an open dialogue about mental health within Brown & Brown. This August, Barrett and I are riding our bikes in an event in France called the Haute Route. It's seven days and 470 miles through the mountains of France (Megève down to Nice)—60,000 feet of climbing (that's A LOT!). As part of this challenge, we are raising money and awareness for "brain health" (my term for mental health), and all monies raised will go to nonprofits in the areas of research, education and prevention, and treatment. Our goal is to raise over $6 million to support organizations in the United States, Ireland and England. Please visit www.shiftinggears.world to donate to this extremely important cause. Thank you in advance for your support.

We believe along their journey, some companies lose their discipline and become soft. Many of these companies are viewed as heartless and soulless. Brown & Brown is committed to not being like that—we will stay hungry. We view ourselves as a highly competitive athletic team that wants to always have the best players on the field and focuses on doing what is best for our customers, communities, carrier partners and shareholders.

Finally, I want to acknowledge the recent passing of Sam Bell, one of our long-term Board members. Sam joined Brown & Brown—then a privately held company—as a director in the early 1980s. He played an integral role in helping guide us through our transition into a public company in 1993, serving on our Board until 2021 and thereafter as a director emeritus. Sam's contributions to the growth and success of our Company are immeasurable, and we will stay the course to honor our dear friend's legacy.

THIS ANNUAL REPORT IS DEDICATED TO OUR FRIEND AND LONG-TERM DIRECTOR, SAM BELL.



$6,794

in 2022

$100 invested in Brown & Brown stock in 1993 when we began our journey as a public company would be worth $6,794 as of December 31, 2022.

$100
IN 1993

Source: FactSet

If you are a teammate, thank you for everything you do for our customers every day. You make these results possible. If you are a shareholder, thank you for the confidence you place in us. We are A Forever Company that is committed to driving long-term value for our shareholders. Brown & Brown is different:

1. We have teammates, not employees.

2. We have leaders, not managers.

3. We have an internal ownership culture fueled by the fact that more than 20% of our Company is owned by teammates and directors, resulting in great long-term alignment.

We are looking forward to another successful year in 2023 as we head towards $4 billion in revenue—and beyond.

Cheers,

J. POWELL BROWN
PRESIDENT & CHIEF EXECUTIVE OFFICER

OUR
Performance

The ownership mindset of our teammates helps to drive our performance. We strive to provide opportunities for them to have ownership in our company and create personal wealth. More than 60% of our U.S. teammates invest in our Employee Stock Purchase Plan.

Total Revenues (IN MILLIONS)



2018	2019	2020	2021	2022
$2,014	$2,392	$2,613	$3,051	$3,573

Organic Revenue Growth[1] Rate



2018	2019	2020	2021	2022
2.4%	4.3%	3.5%	10.4%	8.1%

EBITDAC - Adjusted Post FX[1] (IN MILLIONS)



2018	2019	2020	2021	2022
$613	$707	$811	$1,012	$1,171

EBITDAC Margin - Adjusted Post FX[1]



2018	2019	2020	2021	2022
30%	30%	31%	33%	33%

Dividends Paid (IN MILLIONS)



2018	2019	2020	2021	2022
$85	$91	$101	$107	$120

(1) Organic Revenue growth, EBITDAC - Adjusted Post FX and EBITDAC Margin - Adjusted Post FX are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performanc from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue growth, EBITDAC - Adjusted Post FX and EBITDAC Margin - Adjusted Post FX and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 27–29 and 39–41 of this Annual Report.

Uses of Capital

We remain prepared to strategically deploy capital to invest internally, acquire firms and return capital to shareholders while maintaining a conservative debt profile. Our capital management strategy is rooted in the philosophy of investing to optimize returns and minimize debt.



USES OF

Cash

90% ACQUISITIONS
5% DIVIDENDS
3% SHARE REPURCHASES
2% CAPITAL EXPENDITURES

Acquisitions

Our clearly defined growth strategy is characterized by a disciplined focus on acquiring businesses that fit culturally and make sense financially. We remain prepared to deploy our capital when the right opportunities present themselves. We are focused on forever and are always actively looking for like-minded companies to join our winning team, enhance our capabilities, expand our global footprint and grow our business.



$435M Acquired Annual Revenue

30 Strategic Acquisitions

2,800 Talented Teammates Joined Through Acquisitions

Enhancing Our Capabilities

In 2022, we focused on adding enhanced or complementary capabilities and specializations throughout the United States and expanding our presence in international markets. Through these efforts, we welcomed global talent to our team, further diversified the knowledge and experience of our team and drove results for our shareholders and customers—both current and prospective.

With the acquisitions of GRP and BdB, we have seen exponential growth in our overseas markets. In addition, we were proud to have our acquisition of GRP receive the Industry Impact Award by the Insurance Post and be recognized as the Deal of the Year at the UK Broker Awards, further highlighting the importance of our investment in the UK and Irish markets.

Select Acquisitions
Growing Our Team

- BdB Holdings Limited
- CC Flint
- Claim Technologies Incorporated
- First Insurance
- Global Risk Partners Limited
- IGWT, Inc.
- Lonmar Global Risks
- Mid-Coast Insurance Agency, LLC
- Orchid Intermediate Holdings, L.P.
- Smithwick & Mariners Insurance, Inc.
- VistaNational Insurance Group, Inc.

OUR
Segments



Retail

Delivered Organic Revenue growth[1] of 6.5% and EBITDAC Margin - Adjusted[1] of 30.9%

TEAMMATES 9,185

OPERATIONS IN the United States, Bermuda, Cayman Islands, Ireland & the United Kingdom

---

PERCENT REVENUE BY LINE OF BUSINESS



- Commercial Lines
- Employee Benefits
- Specialty & Personal Lines

48% / 18% / 34%

SEGMENT TOTAL REVENUES (IN MILLIONS)



Year	Revenue
'18	$1,043
'19	$1,367
'20	$1,473
'21	$1,768
'22	$2,084

National Programs

Delivered Organic Revenue growth[1] of 15.7% and EBITDAC Margin - Adjusted[1] of 40.2%.

TEAMMATES 3,008

OPERATIONS IN the United States, Canada & the United Kingdom

PERCENT REVENUE BY LINE OF BUSINESS



- Personal Lines
- Commercial Lines
- Public Entity
- Professional Liability

45% / 37% / 12% / 6%

SEGMENT TOTAL REVENUES (IN MILLIONS)



'18	$494
'19	$518
'20	$611
'21	$702
'22	$860

(1) Organic Revenue growth and EBITDAC Margin - Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue growth and EBITDAC Margin - Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 27–29 and 39–41 of this Annual Report.



Wholesale Brokerage

Delivered Organic Revenue growth[1] of 7.6% and EBITDAC Margin - Adjusted[1] of 32.1%.

TEAMMATES 1,687

OPERATIONS IN the United States, Belgium, Italy, & the United Kingdom

PERCENT REVENUE BY LINE OF BUSINESS



9%
9%
10%
72%

■ Commercial Lines

□ Public Entity

■ Personal Lines

□ Professional Liability

SEGMENT TOTAL REVENUES (IN MILLIONS)



'18	$287
'19	$310
'20	$353
'21	$403
'22	$453

Services

Delivered Organic Revenue growth[1] of -2.9% and EBITDAC Margin - Adjusted[1] of 19.1%.

TEAMMATES 991

OPERATIONS IN the United States

PERCENT REVENUE BY LINE OF BUSINESS



42%   58%

■ Claims Third-Party Administrators (TPAs)

□ Medicare Set-Aside/ Social Security Advocacy

SEGMENT TOTAL REVENUES (IN MILLIONS)



'18	$189
'19	$194
'20	$174
'21	$179
'22	$172

(1) Organic Revenue growth and EBITDAC Margin - Adjusted are non-GAAP financial measures and are referenced to provide additional meaningful methods of evaluating our operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. For other information concerning Organic Revenue growth and EBITDAC Margin - Adjusted and reconciliations to the most closely comparable GAAP measures, refer to pages 19–20, 27–29 and 39–41 of this Annual Report.

OUR GLOBAL
Footprint

Continental United States

342 Locations

Hawaii

3 Locations

Canada

4 Locations

Bermuda

1 Location

Cayman Islands

1 Location



Belgium

1 Location

Italy

1 Location

United Kingdom

132 Locations

Ireland

10 Locations

OUR LEADERSHIP
Team

Operating Committee



J. Powell Brown, CPCU
President & Chief Executive Officer

TENURE 27 YEARS



R. Andrew Watts
Executive Vice President,
Chief Financial Officer & Treasurer

TENURE 8 YEARS



Steve M. Boyd
Executive Vice President & President –
Wholesale Brokerage Segment

TENURE 27 YEARS*



P. Barrett Brown
Executive Vice President & President –
Retail Segment

TENURE 19 YEARS



K. Gray Nester II
Executive Vice President &
Chief Information Officer

TENURE 3 YEARS



J. Scott Penny, CIC
Executive Vice President &
Chief Acquisitions Officer

TENURE 33 YEARS



Julie L. Turpin
Executive Vice President &
Chief People Officer

TENURE 10 YEARS



Chris L. Walker
Executive Vice President & President –
National Programs Segment

TENURE 19 YEARS*

* Tenure includes service with Arrowhead General Insurance Agency, Inc., which we acquired in 2012.

Senior Leadership Team

Anurag Batta
Senior Vice President

Mike Bruce
Senior Vice President

Kathy H. Colangelo, CIC, ASLI
Senior Vice President

John M. Esposito, CIC
Senior Vice President

Joseph S. Failla
Senior Vice President

James C. Hays
Vice Chairman

Michael L. Keeby
Senior Vice President

Richard A. Knudson, CIC
Senior Vice President

Tom Kussurelis, AAI, CPCU, CLU
Senior Vice President

Donald M. McGowan, Jr.
Senior Vice President

Mary G. Raveling, CPCU
Senior Vice President

Paul F. Rogers
Senior Vice President

H. Vaughn Stoll
Senior Vice President &
Director of Acquisitions

Board of Directors



J. Hyatt Brown, CPCU, CLU
Chairman,
Brown & Brown, Inc.



Hugh M. Brown*
Founder and former
President & Chief
Executive Officer,
BAMSI, Inc.



J. Powell Brown, CPCU
President & Chief
Executive Officer,
Brown & Brown, Inc.



Lawrence L. Gellerstedt III
Former Chairman of the
Board & CEO, Cousins
Properties Incorporated



James C. Hays
Vice Chairman,
Brown & Brown, Inc.



Theodore J. Hoepner
Former Vice Chairman,
SunTrust Bank
Holding Company



James S. Hunt
Former Executive Vice
President & Chief Financial
Officer, Walt Disney Parks
and Resorts Worldwide



Toni Jennings
Chairman, Jack Jennings
& Sons; Former
Lieutenant Governor,
State of Florida



Timothy R. M. Main
Head of Investment
Banking EMEA,
Barclays Plc



Jaymin B. Patel
Executive Chairman,
Perennial Climate Inc.



H. Palmer Proctor, Jr.**
Chief Executive Officer/
Director, Ameris Bancorp
& Chief Executive
Officer, Ameris Bank



Wendell S. Reilly
Managing Partner,
Grapevine Partners, LLC



Chilton D. Varner, Esq.
Senior Counsel,
King & Spalding LLP

* Mr. Hugh Brown is not standing for re-election and has been designated as a director emeritus of the Company, effective immediately following the 2023 Annual Meeting of Shareholders.
** Lead Independent Director

ESG
Highlights



Brown & Brown is A Forever Company, and we are dedicated to upholding our sustainability responsibilities and positively impacting the well-being of our society. We are focused on the success of our teammates, customers, carrier partners and communities—now and in the future.

Teammate Recruitment, Education & Development

Our ability to continue serving our customers and communities depends on effectively recruiting and developing the most qualified teammates with diverse backgrounds, knowledge and experiences. We believe in supporting and encouraging continued education for our teammates, helping to ensure that our Company remains at the forefront of developing trends in an ever-changing industry. We are committed to investing in our teammates' education and development by:

- Providing opportunities for involvement in our **Diversity, Inclusion & Belonging** initiatives.

- Helping expand teammate networks through our **Peer Partnership Program**.

- Offering benefits through our **Education Assistance Program**.

- Hosting **Small Bites** video series focusing on a wide range of business and personal interest topics.

- Offering on-demand courses within **Brown & Brown University**.

Diversity, Inclusion & Belonging

Over the last year, we have made significant investments to build a strong foundation for our Diversity, Inclusion & Belonging work. These include company-wide leadership training, multi-faceted teammate engagement and a range of talent-related initiatives—all designed to bring our motto, The Power to Be Yourself, to life.

CULTURE OF CARING
Since our beginning, we have believed that a commitment to giving back helps build a better organization and positively impacts our teammates, customers and local communities.

DISASTER RELIEF FOUNDATION
In 2022, we received $260K+ in donations to our Brown & Brown Disaster Relief Foundation and provided financial aid to 65 teammates.

HUMAN CAPITAL
People, performance, service and innovation are the cornerstones of our organization's guiding principles. We believe the knowledge and experience our teammates possess allows us to remain successful as a company.

SOLICITING FEEDBACK
93% of our teammates say Brown & Brown, Inc. is a Great Place to Work®.



Community

With a long-standing history of community service, we are committed to demonstrating our Culture of Caring through business and community relationships. We are proud of our teammates and offices for regularly contributing to local communities.



SAN FRANCISCO, CALIFORNIA



MT. LAUREL, NEW JERSEY



TALLAHASSEE, FLORIDA

Teammate Total Well-Being

At Brown & Brown, our priority has always been our teammates' total well-being, including their physical, emotional, social and financial health and wellness. Happy, healthy teammates provide better support to their families, customers and communities, which results in the shared success of our teams and our Company.

ENVIRONMENT

We are committed to sustainability, minimizing our waste footprint and helping improve our environment. We continuously search for new and innovative ways to support our teammates, help our customers, serve our communities and contribute to the world around us.

HEALTH AND SAFETY

The Company had zero work-related fatalities and 37 injuries or occupational diseases.*

DATA SECURITY

We are committed to continuously investing in technology security initiatives, information technology policies and resources, and regular teammate training to help mitigate the risk of improper access to private information and align with our regulatory environment.

TRAINING AND DEVELOPMENT

Our teammates completed approximately 50K hours of training through Brown & Brown University.

* As determined based on the number of claims made under our workers' compensation policy for our U.S.-based offices, excluding claims that were closed and for which no payment was made.

Disclosure Regarding Forward-Looking Statements

Brown & Brown, Inc., together with its subsidiaries (collectively, "we," "Brown & Brown" or the "Company"), makes "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995, as amended, throughout this report and in the documents we incorporate by reference into this report. You can identify these statements by forward-looking words such as "may," "will," "should," "expect," "anticipate," "believe," "intend," "estimate," "plan" and "continue" or similar words. We have based these statements on our current expectations about potential future events. Although we believe the expectations expressed in the forward-looking statements included in this Annual Report and the reports, statements, information and announcements incorporated by reference into this report are based upon reasonable assumptions within the bounds of our knowledge of our business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by us or on our behalf. Many of these factors have previously been identified in filings or statements made by us or on our behalf. Important factors which could cause our actual results to differ, possibly materially from the forward-looking statements in this report include but are not limited to the following items, in addition to those matters described in Part I, Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations":

- The inability to retain or hire qualified employees, as well as the loss of any of our executive officers or other key employees;
- Acquisition-related risks that could negatively affect the success of our growth strategy, including the possibility that we may not be able to successfully identify suitable acquisition candidates, complete acquisitions, successfully integrate acquired businesses into our operations and expand into new markets;
- A cybersecurity attack or any other interruption in information technology and/or data security that may impact our operations or the operations of third parties that support us;
- Risks related to our international operations, which may result in additional risks or require more management time and expense than our domestic operations to achieve or maintain profitability;
- The effects of inflation;
- The requirement for additional resources and time to adequately respond to dynamics resulting from rapid technological change;
- The loss of or significant change to any of our insurance company relationships, which could result in loss of capacity to write business, additional expense, loss of market share or material decrease in our commissions;
- The effect of natural disasters on our profit-sharing contingent commissions, insurer capacity and claims expenses from our capitalized captive insurance facilities;
- Adverse economic conditions, natural disasters, or regulatory changes in states or countries where we have a concentration of our business;
- The inability to maintain our culture or a significant change in management, management philosophy or our business strategy;
- Claims expense resulting from the limited underwriting risk associated with our participation in capitalized captive insurance facilities;
- Risks associated with our automobile and recreational vehicle dealer services ("F&I") businesses;
- Risks facing us in our Services segment, including our third-party claims administration operations, that are distinct from those we face in our insurance intermediary operations;
- The limitations of our system of disclosure and internal controls and procedures in preventing errors or fraud, or in informing management of all material information in a timely manner;
- The significant control certain shareholders have over the Company;
- Changes in data privacy and protection laws and regulations or any failure to comply with such laws and regulations;
- Improper disclosure of confidential information;
- Our ability to comply with non-U.S. laws, regulations and policies;

- The potential adverse effect of certain actual or potential claims, regulatory actions or proceedings on our businesses, results of operations, financial condition or liquidity;
- Uncertainty in our business practices and compensation arrangements with insurance carriers due to potential changes in regulations;
- Regulatory changes that could reduce our profitability or growth by increasing compliance costs, technology compliance, restricting the products or services we may sell, the markets we may enter, the methods by which we may sell our products and services, or the prices we may charge for our services and the form of compensation we may accept from our customers, carriers and third-parties;
- Increasing scrutiny and changing expectations from investors and customers with respect to our environmental, social and governance practices;
- A decrease in demand for liability insurance as a result of tort reform legislation;
- Our failure to comply with any covenants contained in our debt agreements;
- The possibility that covenants in our debt agreements could prevent us from engaging in certain potentially beneficial activities;
- Changes in the U.S.-based credit markets that might adversely affect our business, results of operations and financial condition;
- Risks associated with the current interest rate environment, and to the extent we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income;
- Changes in current U.S. or global economic conditions, including an extended slowdown in the markets in which we operate;
- Disintermediation within the insurance industry, including increased competition from insurance companies, technology companies and the financial services industry, as well as the shift away from traditional insurance markets;
- Conditions that result in reduced insurer capacity;
- Quarterly and annual variations in our commissions that result from the timing of policy renewals and the net effect of new and lost business production;
- Intangible asset risk, including the possibility that our goodwill may become impaired in the future;
- The COVID-19 pandemic ("COVID-19"), as well as future pandemics, epidemics or outbreaks of infectious diseases, and the resulting governmental and societal responses;
- Other risks and uncertainties as may be detailed from time to time in our public announcements and Securities and Exchange Commission ("SEC") filings; and
- Other factors that the Company may not have currently identified or quantified.

Assumptions as to any of the foregoing, and all statements, are not based upon historical fact, but rather reflect our current expectations concerning future results and events. Forward-looking statements that we make or that are made by others on our behalf are based upon a knowledge of our business and the environment in which we operate, but because of the factors listed above, among others, actual results may differ from those in the forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements we make herein. We cannot assure you that the results or developments anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. We caution readers not to place undue reliance on these forward-looking statements. All forward-looking statements made herein are made only as of the date of this filing, the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

2022
Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
Results of Operations

General

Company Overview

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Financial Statements included elsewhere in this Annual Report. In addition, please see "Information Regarding Non-GAAP Financial Measures" below regarding important information on non-GAAP financial measures contained in our discussion and analysis.

We are a diversified insurance agency, wholesale brokerage, insurance programs and services organization headquartered in Daytona Beach, Florida. As an insurance intermediary, our principal sources of revenue are commissions paid by insurance companies and, to a lesser extent, fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by an insured and are affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales or payroll levels) to determine what premium to charge the insured. Insurance companies establish these premium rates based upon many factors, including loss experience, risk profile and reinsurance rates paid by such insurance companies, none of which we control. We also participate in capitalized captive insurance facilities (the "Captives") for the purpose of having additional capacity to place coverage, drive additional revenues and to participate in underwriting. The Company has traditionally participated in underwriting profits through profit-sharing contingent commissions. These Captives give us another way to deliver incremental revenue growth and continue to participate in underwriting results while limiting exposure to claims expenses. The Captives focus on property insurance for earthquake and wind exposed properties underwritten by certain managing general agents. The Captives limit the Company's exposure to claims expenses either through reinsurance or by only participating in certain tranches of the underwriting.

We have increased revenues every year from 1993 to 2022, with the exception of 2009, when our revenues declined 1.0%. Our revenues grew from $95.6 million in 1993 to $3.6 billion in 2022, reflecting a compound annual growth rate of 13.3%. In the same 29-year period, we increased net income from $8.1 million to $671.8 million in 2022, a 16.5% compound annual growth rate.

The volume of business from new and existing customers, fluctuations in insurable exposure units, changes in premium rate levels, changes in general economic and competitive conditions, a health pandemic or a reduction of purchased limits the occurrence of catastrophic weather events all affect our revenues. For example, higher levels of inflation, an increase the value of insurable exposure units, or a general decline in economic activity, could decrease the value of insurable exposure units. Conversely, increasing costs of litigation settlements and awards could cause some customers to seek higher levels of insurance coverage. Historically, we have grown our revenues as a result of our focus on net new business and acquisitions. We foster a strong, decentralized sales and service culture, which enables responsiveness to changing business conditions and drives accountability for results.

The term "core commissions and fees" excludes profit-sharing contingent commissions, and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. The net change in core commissions and fees reflects the aggregate changes attributable to: (i) net new and lost accounts; (ii) net changes in our customers' exposure units; (iii) net changes in insurance premium rates or the commission rate paid to us by our carrier partners; (iv) the net change in fees paid to us by our customers; and (v) any businesses acquired or disposed of.

We also earn profit-sharing contingent commissions, which are commissions based primarily on underwriting results, but in select situations may reflect additional considerations for volume, growth and/or retention. These commissions, which are included in our commissions and fees in the Consolidated Statements of Income, are accrued throughout the year based on actual premiums written and are primarily received in the first and second quarters of each subsequent year, based upon the aforementioned considerations for the prior year(s). Over the last three years, profit-sharing contingent commissions have averaged approximately 3.0% of commissions and fees revenue.

Fee revenues primarily relate to services other than securing coverage for our customers, and to a lesser extent as fees negotiated in lieu of commissions. Fee revenues are generated by: (i) our Services segment, which is primarily a fee-based business that provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare Set-aside services, Social Security disability and Medicare benefits advocacy services, and claims adjusting services; (ii) our National Programs and Wholesale Brokerage segments, which earn fees primarily for the issuance of insurance policies on behalf of insurance companies; and (iii) our Retail segment in our large-account customer base, where we primarily earn fees for securing insurance for our customers, and in our automobile dealer services ("F&I") businesses where we earn fees for assisting our customers with creating and selling warranty and service risk management programs. Fee revenues as a percentage of our total commissions and fees, represented 25.8% in 2022 and 27.4% in 2021.

For the year ended December 31, 2022, our commissions and fees growth rate was 16.9% and our consolidated Organic Revenue growth rate was 8.1%.

Historically, investment income has consisted primarily of interest earnings on operating cash and where permitted, on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy as it relates to the Company's capital is to invest available funds in high-quality, short-term money-market funds and fixed income investment securities. Investment income also includes gains and losses realized from the sale of investments. Other income primarily reflects legal settlements and other revenues.

Income before income taxes for the year ended December 31, 2022 increased by $113.3 million, or 14.9% over 2021, driven by new business and growth from existing customers, acquisitions we completed in the last twelve months and the year-over-year change in estimated acquisition earn-out payables, which were partially offset by incremental operating costs, increased amortization expense as a result of our recent acquisitions along with increased interest expense associated with higher average debt balances from debt issued and bank financing in the first quarter of 2022 to fund the acquisitions of GRP (Jersey) Holdco Limited and its businesses ("GRP"), Orchid Underwriters Agency and CrossCover Insurance Services ("Orchid") and BdB Limited companies ("BdB") as well as increases in the floating-rate benchmark used on our adjustable rate debt and the net change in any gain or loss associated with the sales of businesses or books of business.

Information Regarding Non-GAAP Financial Measures

In the discussion and analysis of our results of operations, in addition to reporting financial results in accordance with generally accepted accounting principles ("GAAP"), we provide references to the following non-GAAP financial measures as defined in Regulation G of the SEC rules: Total Revenues - Adjusted, Organic Revenue, EBITDAC, EBITDAC Margin, EBITDAC - Adjusted and EBITDAC Margin - Adjusted. We present these measures because we believe such information is of interest to the investment community and because we believe it provides additional meaningful methods to evaluate the Company's operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis due to the impact of certain items that have a high degree of variability and that we believe are not indicative of ongoing performance. This non-GAAP financial information should be considered in addition to, not in lieu of, the Company's consolidated income statements as of the relevant date. Consistent with Regulation G, a description of such information is provided below and tabular reconciliations of this supplemental non-GAAP financial information to our most comparable GAAP information are contained in this Annual Report under "Results of Operations - Segment Information."

We view Organic Revenue and Organic Revenue growth as important indicators when assessing and evaluating our performance on a consolidated basis and for each of our four segments, because they allow us to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that were a part of our business in both the current and prior year. We also view Total Revenues - Adjusted, EBITDAC, EBITDAC - Adjusted, EBITDAC Margin and EBITDAC Margin - Adjusted as important indicators when assessing and evaluating our performance, as they present more comparable measurements of our operating margins in a meaningful and consistent manner. As disclosed in our most recent proxy statement, we use Organic Revenue and EBITDAC Margin as key performance metrics for our short-term and long-term incentive compensation plans for executive officers and other key employees.

Beginning January 1, 2022, we include guaranteed supplemental commissions ("GSCs") as part of core commissions and fees and, therefore, GSCs are a component of Organic Revenue. All current and prior periods contained within this Annual Report have been adjusted for this treatment. GSCs are a stable source of revenue that are highly correlated to core commissions, so isolating them separately provided no meaningful incremental value in evaluating our revenue.

Beginning January 1, 2022, the following, in addition to the change in estimated acquisition earn-out payables, are excluded from certain non-GAAP measures, as we believe these amounts are not indicative of the ongoing operating performance of the business and are not easily comparable from period-to-period:

"(Gain)/loss on disposal," a caption on our consolidated statements of income which reflects net proceeds received as compared to net book value related to sales of books of business and other divestiture transactions, such as the disposal of a business through sale or closure.

"Acquisition/Integration Costs," which represent the acquisition and integration costs (e.g., costs associated with regulatory filings, legal/accounting services, due diligence and the costs of integrating our information technology systems) arising out of our acquisitions of GRP, Orchid and BdB, which are not expected to occur on an ongoing basis in the future.

The period-over-period impact of foreign currency translation ("Foreign Currency Translation"), which is calculated by applying current-year foreign exchange rates to the various functional currencies in our business to our reporting currency of U.S. dollars for the same period in the prior year.

We are presenting EBITDAC - Adjusted and EBITDAC Margin - Adjusted for the current and prior year periods contained within this Annual Report so these non-GAAP financial measures compare both periods on the same basis.

Non-GAAP Revenue Measures

Total Revenues - Adjusted is our total revenues, excluding the period-over-period impact of Foreign Currency Translation.

Organic Revenue is our core commissions and fees less: (i) the core commissions and fees earned for the first twelve months by newly acquired operations; (ii) divested business (core commissions and fees generated from offices, books of business or niches sold or terminated during the comparable period); (iii) the period-over-period impact of Foreign Currency Translation; and (iv) for the calculation of Organic Revenue in 2018, the impact of our implementation of "Revenue from Contracts with Customers (Topic 606)" and Accounting Standards Codification Topic 340 – Other Assets and Deferred Cost, both of which were adopted by the Company effective on January 1, 2018 (the "New Revenue Standard"). The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold and specific fee-based services rendered. Organic Revenue can be expressed as a dollar amount or a percentage rate when describing Organic Revenue growth.

Non-GAAP Earnings Measures

EBITDAC is defined as income before interest, income taxes, depreciation, amortization and the change in estimated acquisition earn-out payables.

EBITDAC Margin is defined as EBITDAC divided by total revenues.

EBITDAC - Adjusted is defined as EBITDAC, excluding (i) (gain)/loss on disposal, (ii) Acquisition/Integration Costs and (iii) the period-over-period impact of Foreign Currency Translation.

EBITDAC Margin - Adjusted is defined as EBITDAC - Adjusted divided by Total Revenues - Adjusted.

Our industry peers may provide similar supplemental non-GAAP information with respect to one or more of these measures, although they may not use the same or comparable terminology and may not make identical adjustments and, therefore, comparability may be limited. This supplemental non-GAAP financial information should be considered in addition to, and not in lieu of, the Company's Consolidated Financial Statements.

Acquisitions

Part of our business strategy is to attract high-quality insurance intermediaries and service organizations to join our operations. From 1993 through the fourth quarter of 2022, we acquired 610 insurance intermediary operations.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based upon a combination of historical experience and assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the recognition of revenues, expenses, carrying values of our assets and liabilities, of which values are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that of our significant accounting and reporting policies, the more critical policies include our accounting for revenue recognition, business combinations and purchase price allocations, intangible asset impairments, non-cash stock-based compensation and reserves for litigation. In particular, the accounting for these areas is subject to uncertainty because it requires significant use of judgment to be made by management. Different assumptions in the application of these policies could result in material changes in our consolidated financial position or consolidated results of operations.

Revenue Recognition

The majority of our revenue is commissions derived from our performance as agents and brokers, acting on behalf of insurance carriers to sell products to customers that are seeking to transfer risk, and conversely, acting on behalf of those customers in negotiating with insurance carriers seeking to acquire risk in exchange for premiums. In the majority of these arrangements, our performance obligation is complete upon the effective date of the bound policy, as such, that is when the associated revenue is recognized. In some arrangements, where we are compensated through commissions, we also perform other services for our customer beyond binding of coverage. In those arrangements we apportion the commission between binding of coverage and other services based on their relative fair value and recognize the associated revenue as those performance obligations are satisfied. Where the Company's performance obligations have been completed, but the final amount of compensation is unknown due to variable factors, we estimate the amount of such compensation. We refine those estimates upon our receipt of additional information or final settlement, whichever occurs first.

To a lesser extent, the Company earns revenues in the form of fees. Like commissions, fees paid to us in lieu of commission, are recognized upon the effective date of the bound policy. When we are paid a fee for service, however, the associated revenue is recognized over a period of time that coincides with when the customer simultaneously receives and consumes the benefit of our work, which characterizes most of our claims processing arrangements and various services performed in our property and casualty, and employee benefits practices. Other fees are typically recognized upon the completion of the delivery of the agreed-upon services to the customer.

To a much lesser extent, the Company earned revenues starting in 2022 in the form of net retained earned premiums in connection with the Captives. These premiums are reported net of the ceded premiums for reinsurance and recognized evenly over the associated policy periods.

Management determines a policy cancellation reserve based upon historical cancellation experience adjusted in accordance with known circumstances.

Please see Note 2 "Revenues" in the "Notes to Consolidated Financial Statements" for additional information regarding the nature and timing of our revenues.

Business Combinations and Purchase Price Allocations

We have acquired significant intangible assets through acquisitions of businesses. These assets generally consist of purchased customer accounts, non-compete agreements, and the excess of purchase prices over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of purchase price to intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

In connection with acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and non-compete agreements. Purchased customer accounts include the right to represent insureds or claimants supported by the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals of delivery of services. Their value primarily represents the present value of the underlying cash flows expected to be received over the estimated future duration of the acquired customer relationships. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Non-compete agreements are valued based upon their duration and any unique features of the particular agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which typically range from 3 to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is not amortized.

The recorded purchase prices for all acquisitions include an estimation of the fair value of liabilities associated with any potential earn-out provisions, where an earn-out is part of the negotiated transaction. Subsequent changes in the fair value of earn-out obligations are recorded in the Consolidated Statement of Income as a result of updated expectations for the performance of the associated business.

The fair value of earn-out obligations is based upon the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions contained in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business, and this estimate reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated based on the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These estimates are then discounted to a present value using a risk-adjusted rate that takes into consideration the likelihood that the forecast earn-out payments will be made.

Intangible Assets Impairment

Goodwill is subject to at least an annual assessment for impairment, measured by a fair-value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based upon an estimate of the undiscounted future cash flows resulting from the use of the assets. To determine if there is potential impairment of goodwill, we compare the fair value of each reporting unit with its carrying value. The Company may elect to first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the Company does not perform a qualitative assessment, or as a result of the qualitative assessment, it is not determined that the fair value of the reporting unit more likely than not exceeds the carrying amount, the Company will calculate the fair value of the reporting unit for comparison against the carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based upon multiples of EBITDAC, or on a discounted cash flow basis.

Management assesses the recoverability of our goodwill and our amortizable intangibles and other long-lived assets annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Any of the following factors, if present, may trigger an impairment review: (i) a significant underperformance relative to historical or projected future operating results, (ii) a significant negative industry or economic trend, and (iii) a significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2022 and determined that the fair value of goodwill exceeded the carrying value of such assets. Additionally, there have been no impairments recorded for amortizable intangible assets for the years ended December 31, 2022 and 2021.

Non-Cash Stock-Based Compensation

We grant non-vested stock awards to our employees, with the related compensation expense recognized in the financial statements over the associated service period based upon the grant-date fair value of those awards, subject to any performance modification. During the performance measurement period, we review the probable outcome of the performance conditions associated with our performance awards and adjust the expense recognition accruals with the expected performance outcome.

During the first quarter of 2021, the performance conditions for approximately 1.2 million shares of the Company's common stock granted under the Company's 2010 SIP and approximately 22,000 shares of the Company's common stock granted under the Company's 2019 SIP were determined by the Compensation Committee to have been satisfied relative to the performance-based grants issued in 2018 and 2020. These grants had a performance measurement period that concluded on December 31, 2020. The vesting condition for these grants requires continuous employment for a period of up to five years from the 2018 grant date and four years from the 2020 grant date in order for the awarded shares to become fully vested and nonforfeitable. As a result of the awarding of these shares, the grantees will be eligible to receive payments of dividends and exercise voting privileges. The awarded shares will be included as issued and outstanding common stock shares and included in the calculation of basic and diluted net income per share.

During the first quarter of 2022, the performance conditions for approximately 1.3 million shares of the Company's common stock granted under the Company's 2010 SIP and approximately 22,000 shares of the Company's common stock granted under the Company's 2019 SIP were determined by the Compensation Committee to have been satisfied relative to the performance-based grants issued in 2019 and 2021. These grants had a performance measurement period that concluded on December 31, 2021. The vesting condition for these grants requires continuous employment for a period of up to five years from the 2019 grant date and four years from the 2021 grant date in order for the awarded shares to become fully vested and nonforfeitable. As a result of the awarding of these shares, the grantees will be eligible to receive payments of dividends and exercise voting privileges. The awarded shares will be included as issued and outstanding common stock shares and included in the calculation of basic and diluted net income per share.

During the first quarter of 2023, the performance conditions for approximately 970,000 shares of the Company's common stock granted under the under the Company's 2019 SIP were determined by the Compensation Committee to have been satisfied relative to the performance-based grants issued in 2020 and 2022. These grants had a performance measurement period that concluded on December 31, 2022. The vesting condition for these grants requires continuous employment for a period of up to five years from the 2020 grant date and four years from the 2022 grant date in order for the awarded shares to become fully vested and nonforfeitable. As a result of the awarding of these shares, the grantees will be eligible to receive payments of dividends and exercise voting privileges. The awarded shares will be included as issued and outstanding common stock shares and included in the calculation of basic and diluted net income per share.

Litigation and Claims

We are subject to numerous litigation claims that arise in the ordinary course of business. If it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Financial Statements. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statement of Income as incurred. Management, with the assistance of in-house and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and affect our net income.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes. For a comparison of our results of operations and liquidity and capital resources for the years ended December 31, 2021 and 2020, please see Part II, Item 7 of our Annual Report filed with the Securities and Exchange Commission on February 22, 2022.

Financial information relating to our Consolidated Financial Results is as follows:

(in millions, except percentages)	2022	% Change	2021
Revenues			
Core commissions and fees	$3,474.5	17.2%	$2,965.3
Profit-sharing contingent commissions	88.7	7.9%	82.2
Investment income	6.5	NMF	1.1
Other income, net	3.7	32.1%	2.8
Total Revenues	3,573.4	17.1%	3,051.4
Expenses			
Employee compensation and benefits	1,816.9	11.0%	1,636.9
Other operating expenses	596.8	48.1%	403.0
(Gain)/loss on disposal	(4.5)	(53.1)%	(9.6)
Amortization	146.6	22.6%	119.6
Depreciation	39.2	17.7%	33.3
Interest	141.2	117.2%	65.0
Change in estimated acquisition earn-out payables	(38.9)	(196.3)%	40.4
Total Expenses	2,697.3	17.9%	2,288.6
Income before income taxes	876.1	14.9%	762.8
Income taxes	204.3	16.3%	175.7
Net Income	**$671.8**	**14.4%**	**$587.1**
Income Before Income Taxes Margin [1]	24.5%		25.0%
EBITDAC - Adjusted [2]	$1,170.9	15.9%	$1,010.1
EBITDAC Margin - Adjusted [2]	32.8%		33.2%
Organic Revenue growth rate [2]	8.1%		10.4%
Employee compensation and benefits relative to total revenues	50.8%		53.6%
Other operating expenses relative to total revenues	16.7%		13.2%
Capital expenditures	$52.6	16.9%	$45.0
Total Assets At December 31	$13,973.5	42.7%	$9,795.4

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues

(2) A non-GAAP financial measure

NMF = Not a meaningful figure

Commissions and Fees

Commissions and fees, including profit-sharing contingent commissions for 2022, increased $515.7 million to $3,563.2 million, or 16.9% over 2021. Core commissions and fees in 2022 increased $509.2 million, composed of (i) $239.9 million of net new and renewal business, which reflects an Organic Revenue growth rate of 8.1%; (ii) $288.6 million from acquisitions that had no comparable revenues in the same period of 2021; (iii) an offsetting decrease from the impact of foreign currency translation of $4.5 million; and (iv) an offsetting decrease of $14.8 million related to commissions and fees revenue from business divested in the preceding twelve months. Profit-sharing contingent commissions for 2022 increased by $6.5 million, or 7.9%, compared to the same period in 2021. This increase was the result of recent acquisitions and qualifying for certain profit-sharing contingent commissions in 2022 that we did not qualify for in the prior year, partially offset by reduced profit-sharing contingent commissions relating to the impacts from the estimated insured property losses associated with Hurricane Ian.

Investment Income

Investment income for 2022 was $6.5 million, compared with $1.1 million in 2021. The increase was primarily driven by higher average interest rates compared to 2021.

Other Income, Net

Other income for 2022 was $3.7 million, compared with $2.8 million in 2021.

Employee Compensation and Benefits

Employee compensation and benefits expense as a percentage of total revenues was 50.8% for the year ended December 31, 2022 as compared to 53.6% for the year ended December 31, 2021, and increased 11.0%, or $180.0 million. This increase included $128.6 million of compensation costs related to stand-alone acquisitions that had no comparable costs in the same period of 2021. Therefore, employee compensation and benefits expense attributable to those offices that existed in the same time periods of 2022 and 2021 increased by $51.4 million or 3.2%. This underlying employee compensation and benefits expense increase was primarily related to: (i) increased claims associated with our self-insured employee health plan; (ii) an increase in salaries attributable to inflation; (iii) an increase in producer compensation associated with revenue growth; partially offset by (iv) the year-over-year decrease of approximately $36.6 million in the value of deferred compensation liabilities driven by changes in the market prices of our employees' investment elections associated with our deferred compensation plan, which was substantially offset within other operating expenses as we hold assets to fund these liabilities that closely match the investment elections of our employees.

Other Operating Expenses

Other operating expenses represented 16.7% of total revenues for 2022 as compared to 13.2% for the year ended December 31, 2021. Other operating expenses for 2022 increased $193.8 million, or 48.1%, from the same period of 2021. The net increase included: (i) $73.7 million of other operating expenses related to stand-alone acquisitions that had no comparable costs in the same period of 2021; (ii) increased variable costs with travel and entertainment being the largest driver; (iii) acquisition and integration costs associated with the acquisitions of Orchid, GRP, and BdB, and; (iv) the year-over-year increase of approximately $36.6 million in the value of assets held to fund the associated liabilities within our deferred compensation plan, which was substantially offset within employee compensation and benefits as noted above.

Gain or Loss on Disposal

The Company recognized net gains on disposals of $4.5 million in 2022 and $9.6 million in 2021. The gains on disposal were due to activity associated with sales of businesses or book of business. Although we do not routinely sell businesses or customer accounts, we periodically sell an office or a book of business (one or more customer accounts) that we believe does not produce reasonable margins or demonstrate a potential for growth, or because doing so is in the Company's best interest.

Amortization

Amortization expense for 2022 increased $27.0 million to $146.6 million, or 22.6% over 2021. This increase reflects the amortization of new intangibles from businesses acquired within the past twelve months, partially offset by certain intangible assets becoming fully amortized.

Depreciation

Depreciation expense for 2022 increased $5.9 million to $39.2 million, or 17.7% over 2021. Changes in depreciation expense reflect the addition of fixed assets resulting from business initiatives, net additions of fixed assets resulting from businesses acquired in the past twelve months, partially offset by fixed assets which became fully depreciated.

Interest Expense

Interest expense for 2022 increased $76.2 million to $141.2 million, or 117.2%, from 2021. The increase is due to higher average debt balances resulting from debt issuance and bank financing in the first quarter of 2022 to fund the acquisitions of Orchid, GRP, and BdB, as well as increases in the floating rate benchmark used on our adjustable-rate debt.

Change in Estimated Acquisition Earn-Out Payables

Accounting Standards Codification ("ASC") Topic 805-Business Combinations is the authoritative guidance requiring an acquirer to recognize 100% of the fair value of acquired assets, including goodwill and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase price arrangements) at the acquisition date must be included in the purchase price consideration. The recorded purchase price for acquisitions includes an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations are required to be recorded in the Consolidated Statement of Income when incurred or reasonably estimated. Estimations of potential earn-out obligations are typically based upon future earnings of the acquired operations or entities, usually for periods ranging from one to three years.

The net charge or credit to the Consolidated Statements of Income for the period is the combination of the net change in the estimated acquisition earn-out payables balance, and the interest expense imputed on the outstanding balance of the estimated acquisition earn-out payables.

As of December 31, 2022, the fair values of the estimated acquisition earn-out payables were reevaluated and measured at fair value on a recurring basis using unobservable inputs (Level 3) as defined in ASC 820-Fair Value Measurement. The resulting net changes, as well as the interest expense accretion on the estimated acquisition earn-out payables, for the years ended December 31, 2022 and 2021 were as follows:

(in millions)	2022	2021
Change in fair value of estimated acquisition earn-out payables	($45.9)	$34.2
Interest expense accretion	7.0	6.2
Net change in earnings from estimated acquisition earn-out payables	($38.9)	$40.4

For the years ended December 31, 2022 and 2021, the fair value of estimated earn-out payables was reevaluated and decreased by $45.9 million for 2022 and increased by $34.2 million for 2021, which are credits and charges respectively, exclusive of interest expense accretion, to the Consolidated Statements of Income for 2022 and 2021.

As of December 31, 2022, the estimated acquisition earn-out payables equaled $251.6 million, of which $119.3 million was recorded as accounts payable and $132.3 million was recorded as other non-current liabilities. As of December 31, 2021, the estimated acquisition earn-out payables equaled $291.0 million, of which $78.4 million was recorded as accounts payable and $212.6 million was recorded as other non-current liabilities.

Income Taxes

The effective tax rate on income from operations was 23.3% in 2022 and 23.0% in 2021.

RESULTS OF OPERATIONS — SEGMENT INFORMATION

As discussed in Note 16 "Segment Information" of the Notes to Consolidated Financial Statements, we operate four reportable segments: Retail, National Programs, Wholesale Brokerage and Services. On a segmented basis, changes in amortization, depreciation and interest expenses generally result from activity associated with acquisitions. Likewise, other revenues in each segment reflects net gains primarily from legal settlements and miscellaneous income. As such, in evaluating the operational efficiency of a segment, management focuses on the Organic Revenue growth rate and EBITDAC margin.

The reconciliation of total commissions and fees included in the Consolidated Statements of Income to Organic Revenue, a non-GAAP financial measure, including by segment, and the growth rates for Organic Revenue for the year ended December 31, 2022 are as follows:

2022 (in millions, except percentages)	Retail [1]		National Programs		Wholesale Brokerage		Services		Total	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Commissions and fees	$2,080.4	$1,764.9	$858.1	$701.1	$452.8	$402.6	$171.9	$178.9	$3,563.2	$3,047.5
Total change	$315.5		$157.0		$50.2		($7.0)		$515.7	
Total growth %	17.9%		22.4%		12.5%		(3.9)%		16.9%	
Profit-sharing contingent commissions	(48.8)	(38.9)	(27.6)	(35.3)	(12.3)	(8.0)	—	—	(88.7)	(82.2)
Core commissions and fees	$2,031.6	$1,726.0	$830.5	$665.8	$440.5	$394.6	$171.9	$178.9	$3,474.5	$2,965.3
Acquisitions	(205.1)	—	(64.9)	—	(18.6)	—	—	—	(288.6)	—
Dispositions	—	(7.2)	—	(3.3)	—	(2.4)	—	(1.9)	—	(14.8)
Foreign currency translation	—	(3.9)	—	(0.6)	—	—	—	—	—	(4.5)
Organic Revenue [2]	$1,826.5	$1,714.9	$765.6	$661.9	$421.9	$392.2	$171.9	$177.0	$3,185.9	$2,946.0
Organic Revenue growth [2]	$111.6		$103.7		$29.7		($5.1)		$239.9	
Organic Revenue growth rate [2]	6.5%		15.7%		7.6%		(2.9)%		8.1%	

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

(2) A non-GAAP financial measure.

The reconciliation of total commissions and fees included in the Consolidated Statements of Income to Organic Revenue, a non-GAAP financial measure, including by segment, and the growth rates for Organic Revenue for the year ended December 31, 2021, by segment, are as follows:

2021 (in millions, except percentages)	Retail [1]		National Programs		Wholesale Brokerage		Services		Total	
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Commissions and fees	$1,764.9	$1,470.1	$701.1	609.8	$402.6	$352.2	$178.9	$174.0	$3,047.5	$2,606.1
Total change	$294.8		$91.3		$50.4		$4.9		$441.4	
Total growth %	20.1%		15.0%		14.3%		2.8%		16.9%	
Profit-sharing contingent commissions	(38.9)	(35.8)	(35.3)	(27.3)	(8.0)	(7.9)	—	—	(82.2)	(71.0)
Core commissions and fees	$1,726.0	$1,434.3	$665.8	$582.5	$394.6	$344.3	$178.9	$174.0	$2,965.3	$2,535.1
Acquisitions	(139.0)	—	(8.2)	—	(23.0)	—	—	—	(170.2)	—
Dispositions	—	(4.4)	—	(0.5)	—	—	—	(0.4)	—	(5.3)
Foreign currency translation	—	—	—	1.2	—	—	—	—	—	1.2
Organic Revenue [2]	$1,587.0	$1,429.9	$657.6	$583.2	$371.6	$344.3	$178.9	$173.6	$2,795.1	$2,531.0
Organic Revenue growth [2]	$157.1		$74.4		$27.3		$5.3		$264.1	
Organic Revenue growth rate [2]	11.0%		12.8%		7.9%		3.1%		10.4%	

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information table in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

(2) A non-GAAP financial measure.

The reconciliation of Total Revenues to Total Revenues - Adjusted, a non-GAAP measure, income before incomes taxes, included in the Consolidated Statement of Income, to EBITDAC, a non-GAAP measure, and EBITDAC - Adjusted, a non-GAAP measure, and Income Before Income Taxes Margin to EBITDAC Margin, a non-GAAP measure, and EBITDAC Margin - Adjusted, a non-GAAP measure, including by segment, for the year ended December 31, 2022, is as follows:

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total Revenues	$2,084.3	$859.5	$453.4	$171.9	$4.3	$3,573.4
Total Revenues - Adjusted [2]	2,084.3	859.5	453.4	171.9	4.3	3,573.4
Income before income taxes	466.7	271.1	117.7	24.1	(3.5)	876.1
Income Before Income Taxes Margin [1]	22.4%	31.5%	26.0%	14.0%	NMF	24.5%
Amortization	96.7	35.4	9.4	5.1	—	146.6
Depreciation	12.8	15.3	2.7	1.6	6.8	39.2
Interest	94.3	33.0	12.9	2.1	(1.1)	141.2
Change in estimated acquisition earn-out payables	(26.3)	(10.9)	(1.7)	—	—	(38.9)
EBITDAC [2]	$644.2	$343.9	$141.0	$32.9	$2.2	$1,164.2
EBITDAC Margin [2]	30.9%	40.0%	31.1%	19.1%	NMF	32.6%
(Gain)/loss on disposal	(8.4)	0.8	3.1	—	—	(4.5)
Acquisition/Integration Costs	7.6	0.5	1.5	—	1.6	11.2
EBITDAC - Adjusted [2]	$643.4	$345.2	$145.6	$32.9	$3.8	$1,170.9
EBITDAC Margin - Adjusted [2]	30.9%	40.2%	32.1%	19.1%	NMF	32.8%

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues

(2) A non-GAAP financial measure. Current year not adjusted for foreign currency translation as the prior year is converted at current year rates.

NMF = Not a meaningful figure

The reconciliation of Total Revenues to Total Revenues - Adjusted, a non-GAAP measure, income before incomes taxes, included in the Consolidated Statement of Income, to EBITDAC, a non-GAAP measure, and EBITDAC - Adjusted, a non-GAAP measure, and Income Before Income Taxes Margin to EBITDAC Margin, a non-GAAP measure, and EBITDAC Margin - Adjusted, a non-GAAP measure, including by segment, for the year ended December 31, 2021, is as follows:

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total Revenues	$1,767.9	$701.9	$403.4	$178.9	($0.7)	$3,051.4
Foreign Currency Translation	(4.1)	(0.7)	—	—	—	(4.8)
Total Revenues - Adjusted [2]	1,763.8	701.2	403.4	178.9	(0.7)	3,046.6
Income before income taxes	334.4	242.3	94.8	28.3	63.0	762.8
Income Before Income Taxes Margin [1]	18.9%	34.5%	23.5%	15.8%	NMF	25.0%
Amortization	77.8	27.4	9.1	5.3	—	119.6
Depreciation	11.2	9.8	2.6	1.5	8.2	33.3
Interest	91.4	11.4	16.0	2.9	(56.7)	65.0
Change in estimated acquisition earn-out payables	40.8	(7.7)	7.3	—	—	40.4
EBITDAC [2]	$555.6	$283.2	$129.8	$38.0	$14.5	$1,021.1
EBITDAC Margin [2]	31.4%	40.3%	32.2%	21.2%	NMF	33.5%
(Gain)/loss on disposal	(5.1)	(4.5)	—	—	—	(9.6)
Acquisition/Integration Costs	—	—	—	—	—	—
Foreign Currency Translation	(1.0)	(0.4)	—	—	—	(1.4)
EBITDAC - Adjusted [2]	$549.5	$278.3	$129.8	$38.0	$14.5	$1,010.1
EBITDAC Margin - Adjusted [2]	31.2%	39.7%	32.2%	21.2%	NMF	33.2%

(1)   "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues

(2)   A non-GAAP financial measure

NMF = Not a meaningful figure

Retail Segment

The Retail segment provides a broad range of insurance products and services to commercial, public and quasi-public, professional and individual insured customers, and non-insurance risk-mitigating products through our automobile dealer services ("F&I") businesses. Approximately 77.3% of the Retail segment's commissions and fees revenue is commission based.

Financial information relating to our Retail segment for the twelve months ended December 31, 2022 and 2021 is as follows:

(in millions, except percentages)	2022	% Change	2021
Revenues			
Core commissions and fees	$2,032.8	17.7%	$1,727.7
Profit-sharing contingent commissions	48.8	25.4%	38.9
Investment income	0.1	(66.7)%	0.3
Other income, net	2.6	160.0%	1.0
Total Revenues	2,084.3	17.9%	1,767.9
Expenses			
Employee compensation and benefits	1,093.0	15.1%	949.3
Other operating expenses	355.5	32.6%	268.1
(Gain)/loss on disposal	(8.4)	64.7%	(5.1)
Amortization	96.7	24.3%	77.8
Depreciation	12.8	14.3%	11.2
Interest	94.3	3.2%	91.4
Change in estimated acquisition earn-out payables	(26.3)	(164.5)%	40.8
Total Expenses	1,617.6	12.8%	1,433.5
Income before income taxes	$466.7	39.6%	$334.4
Income Before Income Taxes Margin [1]	22.4%		18.9%
EBITDAC - Adjusted [2]	$643.4	17.1%	$549.5
EBITDAC Margin - Adjusted [2]	30.9%		31.2%
Organic Revenue growth rate [2]	6.5%		11.0%
Employee compensation and benefits relative to total revenues	52.4%		53.7%
Other operating expenses relative to total revenues	17.1%		15.2%
Capital expenditures	$18.6	129.6%	$8.1
Total Assets at December 31	$7,458.6	48.0%	$5,040.7

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues

(2) A non-GAAP financial measure

NMF = Not a meaningful figure

The Retail segment's total revenues in 2022 increased 17.9%, or $316.4 million, over 2021, to $2,084.3 million. The $305.1 million increase in core commissions and fees was driven by the following: (i) $111.6 million related to net new and renewal business; (ii) approximately $205.1 million related to the core commissions and fees from acquisitions that had no comparable revenues in the same period of 2021; (iii) an offsetting decrease from the impact of foreign currency translation of $3.9 million; and (iv) an offsetting decrease of $7.2 million related to commissions and fees recorded in 2021 from businesses since divested. Profit-sharing contingent commissions in 2022 increased 25.4%, or $9.9 million, over 2021, to $48.8. The Retail segment's growth rate for total commissions and fees was 17.8% and the Organic Revenue growth rate was 6.5% for 2022. The Organic Revenue growth rate was driven by net new business written during the preceding twelve months and growth on renewals of existing customers. Renewal business was impacted by rate increases in most lines of business with continued increases in employee benefits, commercial and condominium property, partially offset by continued premium rate reductions in workers' compensation.

Income before income taxes for 2022 increased 39.6%, or $132.3 million, over the same period in 2021, to $466.7 million. The primary factors driving this increase were: (i) the profit associated with the net increase in revenue as described above; (ii) the drivers of EBITDAC described below; (iii) amortization and depreciation growing faster than total revenues; and (iv) a decrease in the change in estimated acquisition earn-out payables.

EBITDAC - Adjusted for 2022 increased 17.1%, or $93.9 million, from the same period in 2022, to $643.4 million. EBITDAC Margin - Adjusted for 2022 decreased to 30.9% from 31.2% in the same period in 2021. EBITDAC Margin was impacted by increased variable operating expenses, which are largely travel and meeting related.

National Programs Segment

The National Programs segment manages over 40 programs supported by approximately 100 well-capitalized carrier partners. In most cases, the insurance carriers that support these programs have delegated underwriting and, in many instances, claims-handling authority to our programs operations. These programs are generally distributed through a nationwide network of independent agents and Brown & Brown retail agents, and offer targeted products and services designed for specific industries, trade groups, professions, public entities and market niches. This segment also operates our write-your-own flood insurance carrier, WNFIC and participates in two Captives. WNFIC's underwriting business consists of policies written under and fully ceded to the NFIP and excess flood and private flood policies which are fully reinsured in the private market. The Captives provide additional underwriting capacity and allow us to participate in underwriting results. The Company has traditionally participated in underwriting profits through profit-sharing contingent commissions. These Captives give us another way to continue to participate in underwriting results while limiting exposure to claims expenses. The Captives focus on property insurance for earthquake and wind exposed properties underwritten by certain managing general agents. The Captives limit the Company's exposure to claims expenses either through reinsurance or by participating in limited tranches of the underwriting risk.

The National Programs segment operations can be grouped into five broad categories: Professional Programs, Personal Lines Programs, Commercial Programs, Public Entity-Related Programs and Specialty Programs. Approximately 76.1% of the National Programs segment's commissions and fees revenue is commission based.

Financial information relating to our National Programs segment for the twelve months ended December 31, 2022 and 2021 is as follows:

(in millions, except percentages)	2022	% Change	2021
Revenues			
Core commissions and fees	$830.5	24.7%	$665.8
Profit-sharing contingent commissions	27.6	(21.8)%	35.3
Investment income	1.3	116.7%	0.6
Other income, net	0.1	(50.0)%	0.2
Total Revenues	859.5	22.5%	701.9
Expenses			
Employee compensation and benefits	318.7	8.1%	294.7
Other operating expenses	196.1	52.6%	128.5
(Gain)/loss on disposal	0.8	(117.8)%	(4.5)
Amortization	35.4	29.2%	27.4
Depreciation	15.3	56.1%	9.8
Interest	33.0	189.5%	11.4
Change in estimated acquisition earn-out payables	(10.9)	41.6%	(7.7)
Total Expenses	588.4	28.0%	459.6
Income before income taxes	$271.1	11.9%	$242.3
Income Before Income Taxes Margin[1]	31.5%		34.5%
EBITDAC - Adjusted [2]	$345.2	24.0%	$278.3
EBITDAC Margin - Adjusted [2]	40.2%		39.7%
Organic Revenue growth rate [2]	15.7%		12.8%
Employee compensation and benefits relative to total revenues	37.1%		42.0%
Other operating expenses relative to total revenues	22.8%		18.3%
Capital expenditures	$20.2	49.6%	$13.5
Total Assets at December 31	$4,467.8	51.8%	$2,943.0

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues

(2) A non-GAAP financial measure

NMF = Not a meaningful figure

The National Programs segment's total revenue for 2022 increased 22.5%, or $157.6 million, as compared to the same period in 2021, to $859.5 million. The $164.7 million increase in core commissions and fees revenue was driven by: (i) approximately $103.7 million of net new and renewal business; (ii) $64.9 million from acquisitions that had no comparable revenues in the same period of 2021; (iii) an offsetting decrease from the impact of foreign currency translation of $0.6 million; and (iv) an offsetting decrease of $3.3 million related to commissions and fees revenue from business divested in the preceding twelve months. Profit-sharing contingent commissions in 2022 decreased 21.8%, or $7.7 million, from 2021, to $27.6 primarily relating to the impacts from the estimated insured property losses associated with Hurricane Ian. The National Programs segment's growth rate for total commissions and fees was 22.4% and the Organic Revenue growth rate was 15.7% for 2022. The Organic Revenue growth was driven primarily by an increase in lender placed coverage, good new business and retention, exposure unit expansion and rate increases for many programs.

Income before income taxes for 2022 increased 11.9%, or $28.8 million, from the same period in 2021, to $271.1 million. Income before income taxes increased due to the drivers of EBITDAC described below. This was partially offset by an increase in intercompany interest expense and increased amortization expense associated with recent acquisitions.

EBITDAC - Adjusted for 2022 increased 24.0%, or $66.9 million, from the same period in 2021, to $345.2 million. EBITDAC Margin - Adjusted for 2022 increased to 40.2% from 39.7% in the prior year due to strong total revenue growth along with leverage our expense base.

Wholesale Brokerage Segment

The Wholesale Brokerage segment markets and sells excess and surplus commercial and personal lines insurance, primarily through independent agents and brokers, including Brown & Brown retail agents. Approximately 84.9% of the Wholesale Brokerage segment's commissions and fees revenue is commission based.

Financial information relating to our Wholesale Brokerage segment for the twelve months ended December 31, 2022 and 2021 is as follows:

(in millions, except percentages)	2022	% Change	2021
Revenues			
Core commissions and fees	$440.5	11.6%	$394.6
Profit-sharing contingent commissions	12.3	53.8%	8.0
Investment income	0.3	50.0%	0.2
Other income, net	0.3	(50.0)%	0.6
Total Revenues	453.4	12.4%	403.4
Expenses			
Employee compensation and benefits	239.3	12.5%	212.8
Other operating expenses	70.0	15.1%	60.8
(Gain)/loss on disposal	3.1	—	—
Amortization	9.4	3.3%	9.1
Depreciation	2.7	3.8%	2.6
Interest	12.9	(19.4)%	16.0
Change in estimated acquisition earn-out payables	(1.7)	(123.3)%	7.3
Total Expenses	335.7	8.8%	308.6
Income before income taxes	$117.7	24.2%	$94.8
Income Before Income Taxes Margin [1]	26.0%		23.5%
EBITDAC - Adjusted [2]	$145.6	12.2%	$129.8
EBITDAC Margin - Adjusted [2]	32.1%		32.2%
Organic Revenue growth rate [2]	7.6%		7.9%
Employee compensation and benefits relative to total revenues	52.8%		52.7%
Other operating expenses relative to total revenues	15.4%		15.0%
Capital expenditures	$2.8	75.0%	$1.6
Total Assets at December 31	$1,401.6	21.4%	$1,154.4

(1)   "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues

(2)   A non-GAAP financial measure

NMF = Not a meaningful figure

The Wholesale Brokerage segment's total revenues for 2022 increased 12.4%, or $50.0 million, over 2021, to $453.4 million. The $45.9 million increase in core commissions and fees was driven by the following: (i) approximately $29.7 million of net new and renewal business; (ii) $18.6 million from acquisitions that had no comparable revenues in the same period of 2021; and (iii) an offsetting decrease of $2.4 million related to commissions and fees revenue from business divested in the preceding twelve months. Profit-sharing contingent commissions for 2022 increased $4.3 million compared to 2021, to $12.3 million. The Wholesale Brokerage segment's growth rate for total commissions and fees was 12.5%, and the Organic Revenue growth rate was 7.6% for 2022. The Organic Revenue growth rate was driven by new business, good retention as well as rate increases for most lines of coverage, which was partially offset by shrinking capacity in the catastrophe exposed personal lines market.

Income before income taxes for 2022 increased 24.2%, or $22.9 million, over 2021, to $117.7 million, primarily due to the following: (i) the drivers of EBITDAC - Adjusted described below; (ii) decrease in the change in estimated acquisition earn-out payables; and (iii) lower intercompany interest expense; partially offset by (iv) acquisition/integration costs.

EBITDAC - Adjusted for 2022 increased 12.2%, or $15.8 million, from the same period in 2021, to $145.6 million. EBITDAC Margin for 2022 decreased to 32.1% from 32.2% in the same period in 2021. EBITDAC Margin - Adjusted decreased due to: (i) higher broker compensation; (ii) increased variable operating expenses, which are primarily travel and meeting related; partially offset by (iii) higher profit-sharing contingent commissions; and (iv) leveraging our expense base in connection with revenue growth.

Services Segment

The Services segment provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas. The Services segment also provides Medicare Set-aside account services, Social Security disability and Medicare benefits advocacy services, and claims adjusting services.

Unlike the other segments, nearly all of the Services segment's revenue is generated from fees which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Services segment for the twelve months ended December 31, 2022 and 2021 is as follows:

(in millions, except percentages)	2022	% Change	2021
Revenues			
Core commissions and fees	$171.9	(3.9)%	$178.9
Profit-sharing contingent commissions	—	—	—
Investment income	—	—	—
Other income, net	—	—	—
Total Revenues	171.9	(3.9)%	178.9
Expenses			
Employee compensation and benefits	90.6	1.0%	89.7
Other operating expenses	48.4	(5.5)%	51.2
(Gain)/loss on disposal	—	—	—
Amortization	5.1	(3.8)%	5.3
Depreciation	1.6	6.7%	1.5
Interest	2.1	(27.6)%	2.9
Change in estimated acquisition earn-out payables	—	—	—
Total Expenses	147.8	(1.9)%	150.6
Income before income taxes	$24.1	(14.8)%	$28.3
Income Before Income Taxes Margin [1]	14.0%		15.8%
EBITDAC - Adjusted [2]	$32.9	(13.4)%	$38.0
EBITDAC Margin - Adjusted [2]	19.1%		21.2%
Organic Revenue growth rate [2]	(2.9)%		3.1%
Employee compensation and benefits relative to total revenues	52.7%		50.2%
Other operating expenses relative to total revenues	28.2%		28.6%
Capital expenditures	$1.0	(37.5)%	$1.6
Total Assets At December 31	$295.0	(1.4)%	$299.2

(1) "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues

(2) A non-GAAP financial measure

NMF = Not a meaningful figure

The Services segment's total revenues for 2022 decreased 3.9%, or $7.0 million, from 2021, to $171.9 million. The $7.0 million decrease in core commissions and fees, was driven by: (i) higher COVID-19 travel restricted claims in 2021; and (ii) a lack of weather-related claims coupled with reduced severity in 2022 and (iii) partially offset by new business resulting in Organic Revenue decreasing by 2.9% in 2022.

Income before income taxes for 2022 decreased 14.8%, or $4.2 million, from 2021, to $24.1 million due to the drivers of EBITDAC described below.

EBITDAC - Adjusted for 2022 decreased 13.4%, or $5.1 million, from the same period in 2021, to $32.9 million. EBITDAC Margin - Adjusted for 2022 decreased to 19.1% from 21.2% in the same period in 2021. The decrease in EBITDAC and EBITDAC Margin was driven primarily by lower revenues.

Other

As discussed in Note 16 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the intercompany interest expense charges to reporting segments.

LIQUIDITY AND CAPITAL RESOURCES

The Company seeks to maintain a conservative balance sheet and strong liquidity profile. Our capital requirements to operate as an insurance intermediary are low and we have been able to grow and invest in our business principally through cash that has been generated from operations. We have the ability to utilize our Revolving Credit Facility, which as of December 31, 2022 provided up to $800.0 million in available cash. We believe that we have access to additional funds, if needed, through the capital markets or private placements to obtain further debt financing under the current market conditions. The Company believes that its existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with the funds available under the Revolving Credit Facility and the Loan Agreement (the "Loan Agreement"), will be sufficient to satisfy its normal liquidity needs, including principal payments on our long-term debt, for the next twelve months.

The Revolving Credit Facility contains an expansion option for up to an additional $500.0 million of borrowing capacity, subject to the approval of participating lenders. In addition, under the Term Loan Credit Agreement, the unsecured term loan in the initial amount of $300.0 million may be increased by up to $150.0 million, subject to the approval of participating lenders.

On March 31, 2022, the Company entered into a Loan Agreement which provided term loan capacity of $800.0 million. Additionally, the Company may, subject to satisfaction of certain conditions, including receipt of additional term loan commitments by new or existing lenders, increase either Term Loan Commitment under the existing Loan Agreement or the term loans issued thereunder or issue new tranches of term loans in an aggregate additional amount of up to $400.0 million. Including the expansion options under all existing credit agreements, the Company has access to up to $1.9 billion of incremental borrowing capacity as of December 31, 2022.

Our cash and cash equivalents of $650.0 million at December 31, 2022 reflected a decrease of $43.3 million from the $693.2 million balance at December 31, 2021. During 2022, $881.4 million of cash was generated from operating activities, representing an increase of 9.0%. During this period, $1,927.7 million of cash was used for acquisitions, $106.3 million was used for acquisition earn-out payments, $52.6 million was used to purchase additional fixed assets, $119.5 million was used for payment of dividends, $74.1 million was used for share repurchases and $61.3 million was used to pay outstanding principal balances owed on long-term debt.

We hold approximately $225.4 million in cash outside of the U.S., which we currently have no plans to repatriate in the near future.

Our cash and cash equivalents of $693.2 million at December 31, 2021 reflected an increase of $37.0 million from the $656.2 million balance at December 31, 2020. During 2021, $808.8 million of cash was generated from operating activities, representing an increase of 13.4%. During this period, $366.8 million of cash was used for acquisitions, $83.6 million was used for acquisition earn-out payments, $45.0 million was used to purchase additional fixed assets, $107.2 million was used for payment of dividends, $82.6 million was used for share repurchases and $73.1 million was used to pay outstanding principal balances owed on long-term debt.

Our ratio of current assets to current liabilities (the "current ratio") was 1.09 and 1.25 for December 31, 2022 and December 31, 2021, respectively.

Contractual Cash Obligations

As of December 31, 2022, our contractual cash obligations were as follows:

		Payments Due by Period			
(in millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$3,975.6	$250.6	$943.7	$531.3	$2,250.0
Other liabilities	149.5	8.4	15.4	11.2	114.5
Operating leases [(1)]	278.3	53.0	97.0	62.1	66.2
Interest obligations	1,572.4	179.7	286.5	208.8	897.4
Maximum future acquisition contingency payments [(2)]	542.8	181.1	355.5	6.2	—
Total contractual cash obligations [(3)]	$6,518.6	$672.8	$1,698.1	$819.6	$3,328.1

(1) Includes $12.4 million of future lease commitments expected to commence in 2023.

(2) Includes $251.6 million of current and non-current estimated earn-out payables. Earn-out payables for acquisitions not denominated in U.S. dollars are measured at the current foreign exchange rate. Four of the estimated acquisition earn-out payables assumed in connection with the acquisition of GRP included provisions with no maximum potential earn-out amount. The amount recorded for these acquisitions as of December 31, 2022, is $3.0 million. The Company deems a significant increase to this amount to be unlikely.

(3) Does not include approximately $32.6 million of current liability for a dividend of $0.1150 per share approved by the board of directors on January 18, 2023 and paid on February 15, 2023.

Debt

Total debt at December 31, 2022 was $3,942.1 million net of unamortized discount and debt issuance costs, which was an increase of $1,919.2 million compared to December 31, 2021. The increase includes: (i) the issuance of $1,200.0 million in aggregate principal amount of Senior Notes on March 17, 2022, exclusive of debt issuance costs and discounts applied to the principal; (ii) the drawdown of $350.0 million of the Revolving Credit Facility in conjunction with the acquisition payment for Orchid on March 31, 2022; (iii) the aggregate drawdown of $800.0 million under the Loan Agreement in connection with the funding of the acquisitions of GRP and BdB which occurred on various dates on or before the final draw on April 28, 2022; and (iv) net of the amortization of discounted debt related to our various unsecured Senior Notes, and debt issuance cost amortization of $3.8 million; offset by decreases due to: (i) the scheduled principal amortization balances related to our various existing floating-rate debt term notes in total of $61.3 million; (ii) added discounted debt balances related to the issuance of $600.0 million in aggregate principal amount of the Company's 4.200% Senior Notes due 2032 (the "2032 Notes") and $600.0 million in aggregate principal amount of the Company's 4.950% Senior Notes due 2052 (the "2052 Notes," and together with the 2032 Notes, the "Notes") of $10.4 million; (iii) debt issuance costs related to the Notes and the Loan Agreement of $13.0 million; and (iv) through December 31, 2022 the Company repaying $350.0 million of debt related to the outstanding amount drawn under the Revolving Credit Facility under the Second Amended and Restated Credit Agreement.

During the twelve months ended December 31, 2022, the Company repaid $12.5 million of principal related to the Second Amended and Restated Credit Agreement term loan through the quarterly scheduled amortized principal payments. The Second Amended and Restated Credit Agreement term loan had an outstanding balance of $234.4 million as of December 31, 2022. The Company's next scheduled amortized principal payment is due March 31, 2023 and is equal to $3.1 million.

During the twelve months ended December 31, 2022, the Company repaid $30.0 million of principal related to the Term Loan Credit Agreement through quarterly scheduled amortized principal payments. The Term Loan Credit Agreement had an outstanding balance of $210.0 million as of December 31, 2022. As of December 31, 2022, the total term loan balance of $210.0 million is presented under current portion of long-term debt as the agreement and underlying debt instruments are within one-year of maturity. The Company is evaluating options with regard to the loan's remaining balance, including retiring the balance at maturity or refinancing the balance or a portion thereof. The Company's next scheduled amortized principal payment is due March 31, 2023 and is equal to $7.5 million.

During the twelve months ended December 31, 2022, the Company repaid $18.8 million of principal related to the Term Loans issued under the Term A-2 Loan Commitment ("Term A-2 Loans") through quarterly scheduled amortized principal payments. The Term A-2 Loans had an outstanding balance of $481.3 million as of December 31, 2022. The Company's next scheduled amortized principal payment is due March 31, 2023 and is equal to $6.3 million.

On March 17, 2022, the Company completed the issuance of $600.0 million aggregate principal amount of the Company's 4.200% Senior Notes due 2032 and $600.0 million aggregate principal amount of the Company's 4.950% Senior Notes due 2052 (and together with the 2032 Notes, the "Notes"). The net proceeds to the Company from the issuance of the Notes, after deducting underwriting discounts and estimated offering expenses, were approximately $1,178.2 million. The Senior Notes were given investment grade ratings of BBB- stable outlook and Baa3 stable outlook. The 2032 Notes bear interest at the rate of 4.200% per year and will mature on March 17, 2032. The 2052 Notes bear interest at the rate of 4.950% per year and will mature on March 17, 2052. Interest on the Notes is payable semi-annually in arrears. The Notes are senior unsecured obligations of the Company and rank equal in right of payment to all of the Company's existing and future senior unsecured indebtedness. The Company may redeem the Notes in whole or in part at any time and from time to time, at the "make whole" redemption prices specified in the Prospectus Supplement for the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding the redemption date. The Company used the net proceeds from the offering of the Notes, together with borrowings under its Revolving Credit Facility, cash on hand and other borrowings, to fund the cash consideration and other amounts payable under the GRP Acquisition Agreement and to pay fees and expenses associated with the foregoing. As of December 31, 2022, there was a total outstanding debt balance of $1,200.0 million exclusive of the associated discount balance on both Notes.

On March 31, 2022, the Company entered into the Loan Agreement with the lenders named therein, BMO Harris Bank N.A., as administrative agent, Fifth Third Bank, National Association, PNC Bank, National Association, U.S. Bank National Association and Wells Fargo Bank, National Association, as co-syndication agents and BMO Capital Markets Corp., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Truist Securities, Inc., as joint bookrunners and joint lead arrangers. The Loan Agreement evidences commitments for (i) unsecured delayed draw term loans in an aggregate amount of up to $300.0 million (the "Term A-1 Loan Commitment") and (ii) unsecured delayed draw term loans in an amount of up to $500.0 million (the "Term A-2 Commitment" and, together with the Term A-1 Loan Commitments, the "Term Loan Commitments"). The Company may, subject to satisfaction of certain conditions, including receipt of additional term loan commitments by new or existing lenders, increase either Term Loan Commitment or the term loans issued thereunder or issue new tranches of term loans in an aggregate additional amount of up to $400.0 million. The Company may borrow term loans (the "Term Loans") under either of the Term Loan Commitments during the period from the Effective Date (the "Effective Date") until the date which is the first anniversary thereof. Once borrowed, Term Loans issued under the Term A-1 Loan Commitment ("Term A-1 Loans") are due and payable on the date that is the third anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. Once borrowed, Term Loans issued under the Term A-2 Loan Commitment ("Term A-2 Loans") are repayable in installments until the fifth anniversary the Effective Date with any remaining outstanding amounts due and payable on such fifth anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. While outstanding, the undrawn Term Loan Commitments accrue a commitment fee of 0.15% beginning on the earlier of the initial funding of Term Loans under the Loan Agreement and the date that is 120 days from the Effective Date. Once drawn, Term A-1 Loans will bear interest at the annual rate of Adjusted Term SOFR plus 1.125% or Base Rate plus 0.125% (subject to a pricing grid for changes in the Company's credit rating and/or leverage) and Term A-2 Loans will bear interest at the annual rate of Adjusted Term SOFR plus 1.25% or Base Rate plus 0.25% (subject to a pricing grid for changes in the Company's credit rating and/or leverage). The Loan Agreement includes various covenants (including financial covenants), limitations and events of default customary for similar facilities for similarly rated borrowers. As of December 31, 2022 the outstanding balance on the Loan Agreement was $781.3 million.

On March 31, 2022 the Company borrowed $350.0 million of available proceeds on the Revolving Credit Facility under the Second Amended and Restated Credit Agreement. The proceeds were used in conjunction with the funding of the Orchid acquisition along with funds from cash on hand. As of December 31, 2022 the outstanding loan balance was repaid.

Total debt at December 31, 2021 was $2,022.9 million net of unamortized discount and debt issuance costs, which was a decrease of $73.0 million compared to December 31, 2020. The decrease includes: (i) the repayment of the principal balance of $73.1 million for scheduled principal amortization balances related to our various existing floating rate debt term notes; (ii) an additional $2.7 million including debt issuance costs related to the Company's refinanced credit facility, the Second Amended and Restated Credit Agreement (as defined below), on October 27, 2021; offset by (iii) net of the amortization of discounted debt related to our various unsecured Senior Notes, and debt issuance cost amortization of $2.8 million.

During the twelve months ended December 31, 2021, the Company repaid $30.0 million of principal related to the amended and restated credit agreement term loan through quarterly scheduled amortized principal payments each equaling $10.0 million on March 31, 2021, June 30, 2021, September 30, 2021 and on October 27, 2021 in conjunction with the closing of the Second Amended and Restated Credit Agreement, the Company repaid an additional $10.0 million of outstanding principal related to the term loan under the amended and restated credit agreement. On December 31, 2021, the Company repaid $3.1 million under the Second Amended and Restated Credit Agreement as part of a scheduled amortized principal payment/ The Second Amended and Restated Credit Agreement term loan had an outstanding balance of $246.9 million as of December 31, 2021.

During the twelve months ended December 31, 2021, the Company repaid $30.0 million of principal related to the term loan credit agreement through quarterly scheduled amortized principal payments each equaling $7.5 million on March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021. The term loan credit agreement had an outstanding balance of $240.0 million as of December 31, 2021.

On October 27, 2021, the Company entered into an amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") with the lenders named therein, JPMorgan Chase Bank, N.A. as administrative agent, Bank of America, N.A., Truist Bank and BMO Harris Bank N.A. as co-syndication agents, and U.S. Bank National Association, Fifth Third Bank, National Association, Wells Fargo Bank, National Association, PNC Bank, National Association, Morgan Stanley Senior Funding, Inc. and Citizens Bank, N.A. as co-documentation agents. The Second Amended and Restated Credit Agreement amended and restated the credit agreement dated April 17, 2014, among certain of such parties, as amended by that certain amended and restated credit agreement dated June 28, 2017 (the "Original Credit Agreement"). The Second Amended and Restated Credit Agreement, among other certain terms, extended the maturity of the Revolving Credit Facility of $800.0 million and unsecured term loans associated with the agreement of $250.0 million to October 27, 2026. At the time of the renewal, the Company added an additional $2.7 million in debt issuance costs related to the transaction. The Company carried forward $0.6 million of existing debt issuance costs related to the previous credit facility agreements while expensing $0.1 million in debt issuance costs due to certain lenders exiting the renewed facility agreement.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange rates and equity prices. We are exposed to market risk through our investments, revolving credit line, term loan agreements and international operations.

Our invested assets are held primarily as cash and cash equivalents, restricted cash, available-for-sale marketable debt securities, non-marketable debt securities, certificates of deposit, U.S. treasury securities, and professionally managed short duration fixed income funds. These investments are subject to interest rate risk. The fair value of our invested assets at December 31, 2022 and December 31, 2021, approximated their respective carrying values due to their short-term duration and therefore, such market risk is not considered to be material.

We do not actively invest or trade in equity securities. In addition, we generally dispose of any significant equity securities received in conjunction with an acquisition shortly after the acquisition date.

As of December 31, 2022, we had $781.2 million outstanding under the Loan Agreement tied to the Secured Overnight Financing Rate ("SOFR") and $444.4 million of borrowings outstanding under certain credit agreements tied to the overnight London Interbank Offered Rate ("LIBOR"). These aforementioned notes bear interest on a floating basis and are therefore subject to changes in the associated interest expense. The effect of an immediate hypothetical 10% change in interest rates would not have a material effect on our Consolidated Financial Statements. As of July 2017, the UK Financial Conduct Authority ("FCA") has urged banks and institutions to discontinue their use of the LIBOR benchmark rate for floating-rate debt, and other financial instruments tied to the rate after 2021. However, on November 30, 2020, the ICE Benchmark Administration Limited ("IBA"), announced that it would consult in early December 2020 on its intention to cease the publication of the one-week and two-month U.S. dollar LIBOR settings immediately following the LIBOR publication on December 31, 2021, and the remaining U.S. dollar LIBOR settings (overnight and one, three, six and twelve months) immediately following the LIBOR publication on June 30, 2023. In connection to the released statement from the IBA, on December 4, 2020, the FCA released a similar statement in support of the continuation of the LIBOR rate beyond 2021. The Alternative Reference Rates Committee ("ARRC") has recommended the Secured Overnight Financing Rate ("SOFR") as the best alternative rate to LIBOR post discontinuance and has proposed a transition plan and timeline designed to encourage the adoption of SOFR from LIBOR. Post consultation on March 5, 2021, IBA confirmed its proposed dates to stop publishing the London interbank offered rate for dollars ("USD LIBOR") on a representative basis.

When the Company entered into the Second Amended and Restated Credit on October 27, 2021, it included provisions regarding transition from LIBOR to SOFR in preparation of the LIBOR cessation. On March 31, 2022, the Company entered into the Loan Agreement which bears interest tied to the annual rate for the adjusted Secured Overnight Financing Rate ("Adjusted Term SOFR"). In the coming periods, the Company will assess any other current agreements with benchmark rates tied to LIBOR with an expectation that the Company will be prepared for a termination of LIBOR benchmarks prior to June 30, 2023 when typical rate settings will no longer be available.

The majority of our international operations do not have material transactions in currencies other than their functional currency which would expose the Company to transactional currency rate risk. We are subject to translational exchange rate risk having businesses operating outside of the U.S. in the following functional currencies, British pounds, Canadian dollar and euros. Based upon our foreign currency rate exposure as of December 31, 2022, an immediate 10% hypothetical change of foreign currency exchange rates would not have a material effect on our Consolidated Financial Statements.

ADDITIONAL INFORMATION REGARDING CERTAIN
Non-GAAP Measures

Reconciliation of Total Commissions and Fees to Organic Revenue Growth

The reconciliations of total commissions and fees, included in the Consolidated Statement of Income, to Organic Revenue growth for the years ended December 31, 2022, 2021, 2020, 2019 and 2018, are as follows:

Unaudited	2022 Organic Revenue		2021 Organic Revenue		2020 Organic Revenue		2019 Organic Revenue		2018 Organic Revenue	
(in millions)	2022	2021	2021	2020	2020	2019	2019	2018	2018	2017
Commissions and fees	$3,563.2	$3,047.5	$3,047.5	$2,606.1	$2,606.1	$2,384.7	$2,384.7	$2,009.9	$2,009.9	$1,857.3
Total change	515.7		441.4		221.4		374.8		152.6	
Total growth %	16.9%		16.9%		9.3%		18.6%		8.2%	
Contingent commissions	(88.7)	(82.2)	(82.2)	(71.0)	(70.9)	(59.2)	(59.2)	(55.9)	(55.9)	(52.2)
Core commissions and fees	$3,474.5	$2,965.3	$2,965.3	$2,535.1	$2,535.2	$2,325.5	$2,325.5	$1,954.0	$1,954.0	$1,805.1
New Revenue Standard	—		—		—		—		(16.1)	
Acquisitions	(288.6)		(170.2)		(141.1)		(298.2)		(91.1)	
Dispositions		(14.8)		(5.3)		(12.1)		(9.8)		(1.5)
Foreign Currency Translation		(4.5)		1.2		—		—		
Organic Revenue	$3,185.9	$2,946.0	$2,795.1	$2,531.0	$2,394.1	$2,313.4	$2,027.3	$1,944.2	$1,846.8	$1,803.6
Organic Revenue growth	$239.9		$264.1		$80.7		$83.1		$43.2	
Organic Revenue growth %	8.1%		10.4%		3.5%		4.3%		2.4%	

Reconciliation of Income Before Income Taxes to Adjusted EBITDAC - Adjusted and Reconciliation of Income Before Income Taxes Margin to EBITDAC Margin - Adjusted

The reconciliation of income before income taxes, included in the Consolidated Statement of Income, to EBITDAC — Adjusted for the year ended December 31, 2012, and the reconciliation of Income Before Income Taxes Margin to EBITDAC Margin - Adjusted for the year ended December 31, 2012, is as follows:

(in millions)	2012
Total Revenues	1,200.0
Income before income taxes	304.8
Income Before Income Taxes Margin[1]	25.4%
Amortization	63.6
Depreciation	15.4
Interest	16.1
Change in estimated acquisitions earnout payables	1.4
EBITDAC[2]	401.3
EBITDAC Margin[2]	33.4%
(Gain)/loss on disposal	—
Acquisition/Integration Costs	—
EBITDAC - Adjusted[2]	401.3
EBITDAC Margin - Adjusted[2]	33.4%

(1)   "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues.

(2)   A non-GAAP financial measure.

Reconciliation of Income Before Income Taxes to EBITDAC - Adjusted Post FX and Reconciliation of Income Before Income Taxes Margin to EBITDAC Margin - Adjusted Post FX

In addition to the non-GAAP financial measures described on pages 19–20 of this Annual Report, this Annual Report contains references to the following additional non-GAAP earnings measures:

EBITDAC - Adjusted Post FX is defined as EBITDAC, excluding (i) (gain)/loss on disposal and (ii) Acquisition/Integration Costs.

EBITDAC Margin - Adjusted Post FX is defined as EBITDAC - Adjusted Post FX divided by total revenues.

Unlike EBITDAC - Adjusted and EBITDAC Margin - Adjusted, EBITDAC - Adjusted Post FX and EBITDAC Margin - Adjusted Post FX are not adjusted to exclude the period-over-period impact of Foreign Currency Translation. We believe that EBITDAC - Adjusted Post FX and EBITDAC Margin - Adjusted Post FX provide a better understanding of our results over longer periods of time (e.g, five to ten years).

The reconciliations of income before income taxes, included in the Consolidated Statement of Income, to EBITDAC - Adjusted Post FX for the years ended December 31, 2022, 2021, 2020, 2019 and 2018, and the reconciliation of Income Before Income Taxes Margin to EBITDAC Margin - Adjusted Post FX for the year ended December 31, 2022, 2021, 2020, 2019, and 2018, are as follows:

(in millions)	2022	2021	2020	2019	2018
Total Revenues	3,573.4	3,051.4	2,613.4	2,392.2	2,014.2
Income before income taxes	876.1	762.8	624.1	525.9	462.5
Income Before Income Taxes Margin[1]	24.5%	25.0%	23.9%	22.0%	23.0%
Amortization	146.6	119.6	108.5	105.3	86.5
Depreciation	39.2	33.3	26.3	23.4	22.8
Interest	141.2	65.0	59.0	63.7	40.6
Change in estimated acquisitions earnout payables	(38.9)	40.4	(4.5)	(1.4)	3.0
EBITDAC[2]	1,164.2	1,021.1	813.4	716.9	615.4
EBITDAC Margin[2]	32.6%	33.5%	31.1%	30.0%	30.6%
(Gain)/loss on disposal	(4.5)	(9.6)	(2.4)	(10.0)	(2.2)
Acquisition/Integration Costs	11.2	—	—	—	—
EBITDAC - Adjusted Post FX[2]	1,170.9	1,011.5	811.0	706.9	613.2
EBITDAC Margin - Adjusted Post FX[2]	32.8%	33.1%	31.0%	29.6%	30.4%

(1)   "Income Before Income Taxes Margin" is defined as income before income taxes divided by total revenues.

(2)   A non-GAAP financial measure.

FINANCIAL STATEMENTS AND
Supplementary Data

Index to Consolidated Financial Statements

Consolidated Statements of Income

	For the Year Ended December 31,		
(in millions, except percentages)	**2022**	**2021**	**2020**
Revenues			
Commissions and fees	$3,563.2	$3,047.5	$2,606.1
Investment income	6.5	1.1	2.8
Other income, net	3.7	2.8	4.5
Total Revenues	3,573.4	3,051.4	2,613.4
Expenses			
Employee compensation and benefits	1,816.9	1,636.9	1,436.4
Other operating expenses	596.8	403.0	366.0
(Gain)/loss on disposal	(4.5)	(9.6)	(2.4)
Amortization	146.6	119.6	108.5
Depreciation	39.2	33.3	26.3
Interest	141.2	65.0	59.0
Change in estimated acquisition earn-out payables	(38.9)	40.4	(4.5)
Total Expenses	2,697.3	2,288.6	1,989.3
Income before income taxes	876.1	762.8	624.1
Income taxes	204.3	175.7	143.6
Net income	$671.8	$587.1	$480.5
Net income per share:			
Basic	$2.38	$2.08	$1.70
Diluted	$2.37	$2.07	$1.69
Dividends declared per share	$0.42	$0.38	$0.35

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,		
(in millions)	**2022**	**2021**	**2020**
Net income	$671.8	$587.1	$480.5
Foreign currency translation	(137.5)	(9.3)	—
Unrealized loss on available-for-sale debt securities, net of tax	(1.5)	(0.1)	—
Comprehensive income	$532.8	$577.7	$480.5

See accompanying notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in millions, except per share data)	December 31, 2022	December 31, 2021
Assets		
Current Assets:		
Cash and cash equivalents	$650.0	$693.2
Fiduciary cash	1,383.2	777.0
Short-term investments	12.0	12.9
Commission, fees and other receivables	642.9	522.6
Fiduciary receivables	881.4	693.7
Reinsurance recoverable	831.0	63.1
Prepaid reinsurance premiums	393.2	392.2
Other current assets	202.3	175.6
Total Current Assets	4,996.0	3,330.3
Fixed assets, net	239.9	212.0
Operating lease assets	214.9	197.0
Goodwill	6,674.2	4,736.8
Amortizable intangible assets, net	1,595.2	1,081.5
Investments	22.4	31.0
Other assets	230.9	206.8
Total Assets	$13,973.5	$9,795.4
Liabilities And Shareholders' Equity		
Current Liabilities:		
Fiduciary liabilities	$2,264.6	$1,470.7
Losses and loss adjustment reserve	841.1	63.1
Unearned premiums	412.3	392.2
Accounts payable	286.5	242.7
Accrued expenses and other liabilities	541.5	456.2
Current portion of long-term debt	250.6	42.5
Total Current Liabilities	4,596.6	2,667.4
Long-term debt less unamortized discount and debt issuance costs	3,691.5	1,980.4
Operating lease liabilities	195.9	180.0
Deferred income taxes, net	584.0	386.8
Other liabilities	298.9	383.9
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 560.0 shares; issued 302.9 shares and outstanding 283.2 shares at 2022, issued 301.0 shares and outstanding 282.5 shares at 2021, respectively	30.3	30.1
Additional paid-in capital	919.7	849.4
Treasury stock, at cost at 19.7 shares at 2022 and 18.5 shares at 2021, respectively - in millions	(748.0)	(673.9)
Accumulated other comprehensive loss	(148.4)	(9.4)
Retained earnings	4,553.0	4,000.7
Total Shareholders' Equity	4,606.6	4,196.9
Total Liabilities And Shareholders' Equity	$13,973.5	$9,795.4

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(in millions, except per share data)	Common Stock Shares Outstanding	Par Value	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at January 1, 2020	**281,655**	**$29.7**	**$716.0**	**($536.2)**	**$-**	**$3,140.9**	**$3,350.4**
Net Income						480.5	480.5
Net unrealized holding (loss) gain on available-for-sale securities			0.6				0.6
Shares issued - employee stock compensation plans							
Employee stock purchase plan	962	0.1	38.0				38.1
Stock incentive plans	1,895	0.2	50.9				51.1
Agency acquisition	723	0.1	30.0				30.1
Directors	16		0.6				0.6
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(1,013)	(0.1)	(41.2)				(41.3)
Purchase of treasury stock	(1,234)			(55.1)			(55.1)
Cash dividends paid ($0.35 per share)						(100.6)	(100.6)
Balance at December 31, 2020	**283,004**	**30.0**	**794.9**	**(591.3)**	**—**	**3,520.8**	**3,754.4**
Net Income						587.1	587.1
Net unrealized holding (loss) gain on available-for-sale securities			(0.5)		(0.1)		(0.6)
Foreign currency translation					(9.3)		(9.3)
Shares issued - employee stock compensation plansv							
Employee stock purchase plan	851	0.1	42.8				42.9
Stock incentive plans	1,313	0.1	51.1				51.2
Agency acquisition	184		9.9				9.9
Directors	17		0.9				0.9
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(1,061)	(0.1)	(49.7)				(49.8)
Purchase of treasury stock	(1,812)			(82.6)			(82.6)
Cash dividends paid ($0.38 per share)						(107.2)	(107.2)
Balance at December 31, 2021	**282,496**	**30.1**	**849.4**	**(673.9)**	**(9.4)**	**4,000.7**	**4,196.9**
Net Income						671.8	671.8
Net unrealized holding (loss) gain on available-for-sale securities					(1.5)		(1.5)
Foreign currency translation			1.0		(137.5)		(136.5)
Shares issued - employee stock compensation plans							
Employee stock purchase plan	792	0.1	46.9				47.0
Stock incentive plans	1,588	0.2	55.5				55.7
Agency acquisition	253		14.7				14.7
Directors	15		0.9				0.9
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(759)	(0.1)	(48.7)				(48.8)
Purchase of treasury stock	(1,164)			(74.1)			(74.1)
Cash dividends paid ($0.42 per share)						(119.5)	(119.5)
Balance at December 31, 2022	**283,221**	**$30.3**	**$919.7**	**($748.0)**	**($148.4)**	**$4,553.0**	**$4,606.6**

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year Ended December 31,

(in millions)	2022	2021	2020
Cash flows from operating activities:			
Net income	$671.8	$587.1	$480.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	146.6	119.6	108.5
Depreciation	39.2	33.3	26.3
Non-cash stock-based compensation	66.1	61.0	59.7
Change in estimated acquisition earn-out payables	(38.9)	40.4	(4.5)
Deferred income taxes	42.8	33.6	16.0
Amortization of debt discount and disposal of deferred financing costs	3.8	2.8	2.3
Amortization (accretion) of discounts and premiums, investment	0.2	0.1	—
Net (gain)/loss on sales/disposals of investments, fixed assets and customer accounts	(3.6)	(7.1)	(0.8)
Payments on acquisition earn-outs in excess of original estimated payables	(30.1)	(21.1)	(4.5)
Effect of changes in foreign exchange rate changes	(0.6)	0.5	—
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Commissions, fees and other receivables (increase) decrease	(60.9)	(61.9)	(2.0)
Reinsurance recoverable (increase) decrease	(767.9)	(19.6)	15.0
Prepaid reinsurance premiums (increase) decrease	(1.0)	(14.6)	(11.6)
Other assets (increase) decrease	(17.6)	(53.7)	(42.7)
Losses and loss adjustment reserve increase (decrease)	777.8	19.6	(15.0)
Unearned premiums increase (decrease)	20.1	14.6	11.6
Accounts payable increase (decrease)	124.3	54.4	111.6
Accrued expenses and other liabilities increase (decrease)	37.0	66.9	34.7
Other liabilities increase (decrease)	(127.7)	(47.1)	(72.1)
Net cash provided by operating activities	**881.4**	**808.8**	**713.0**
Cash flows from investing activities:			
Additions to fixed assets	(52.6)	(45.0)	(70.7)
Payments for businesses acquired, net of cash acquired	(1,927.7)	(366.8)	(694.8)
Proceeds from sales of fixed assets and customer accounts	60.4	16.6	9.6
Purchases of investments	(0.1)	(12.4)	(14.2)
Proceeds from sales of investments	7.4	10.8	11.0
Net cash used in investing activities	**(1,912.6)**	**(396.8)**	**(759.1)**
Cash flows from financing activities:			
Fiduciary receivables and liabilities, net	96.2	133.7	8.7
Deferred acquisition purchase payment	(5.1)	—	—
Payments on acquisition earn-outs	(76.2)	(62.5)	(25.0)
Proceeds from long-term debt	2,000.0	—	700.0
Payments on long-term debt	(61.3)	(73.1)	(55.0)
Deferred debt issuance costs	(23.4)	(2.6)	(6.80)
Borrowings on revolving credit facility	350.0	—	250.0
Payments on revolving credit facilities	(350.0)	—	(350.0)
Issuances of common stock for employee stock benefit plans	37.6	34.0	30.1
Repurchase shares to fund tax withholdings for non-cash stock-based compensation	(48.8)	(49.8)	(41.3)
Purchase of treasury stock	(74.1)	(82.6)	(55.1)
Cash dividends paid	(119.5)	(107.2)	(100.6)
Net cash provided by (used in) financing activities	**1,725.4**	**(210.1)**	**355.0**
Effect of foreign exchange rate changes on cash and cash equivalents inclusive of fiduciary cash	(131.2)	(3.6)	—
Net increase in cash and cash equivalents inclusive of fiduciary cash	**563.0**	**198.3**	**308.9**
Cash and cash equivalents inclusive of fiduciary cash at beginning of period	1,470.2	1,271.9	963.0
Cash and cash equivalents inclusive of fiduciary cash at end of period	**2,033.2**	**1,470.2**	**1,271.9**

See accompanying notes to Consolidated Financial Statements. Refer to Note 13 for reconciliations of cash and cash equivalents inclusive of fiduciary cash.

NOTES TO CONSOLIDATED FINANCIAL
Statements

NOTE 1 Summary of Significant Accounting Policies

Nature of Operations

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, insurance programs and service organization that markets and sells insurance products and services, primarily in the property, casualty and employee benefits areas. Brown & Brown's business is divided into four reportable segments. The Retail segment provides a broad range of insurance products and services to commercial, public and quasi-public entities, professional and individual insured customers, and non-insurance risk-mitigating products through our automobile and recreational vehicle dealer services ("F&I") businesses. The National Programs segment, which acts as a managing general agent ("MGA"), provides professional liability and related package products for certain professionals, a range of insurance products for individuals, flood coverage, and targeted products and services designated for specific industries, trade groups, governmental entities and market niches, all of which are delivered through a nationwide network of independent agents, including Brown & Brown retail agents. The Wholesale Brokerage segment markets and sells excess and surplus commercial and personal lines insurance, primarily through independent agents and brokers, as well as Brown & Brown retail agents. The Services segment provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare Set-aside services, Social Security disability and Medicare benefits advocacy services and claims adjusting services.

The Company primarily operates as an agent or broker not assuming underwriting risks. However, we operate a write-your-own flood insurance carrier, Wright National Flood Insurance Company ("WNFIC"). WNFIC's underwriting business consists of policies written pursuant to the National Flood Insurance Program ("NFIP"), the program administered by the Federal Emergency Management Agency ("FEMA") to which premiums and underwriting exposure are ceded and excess flood and private flood policies which are fully reinsured in the private market. The Company also participates in two capitalized captive insurance facilities (the "Captives") for the purpose of facilitating additional underwriting capacity, generating incremental revenues and participating in underwriting results.

Recently Issued Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offered Rate ("LIBOR"), or another reference rate expected to be discontinued due to reference rate reform. These amendments, along with the amendments within ASU 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" that extended the period of time preparers can utilize the reference rate reform relief guidance in Topic 848, are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. We are currently evaluating our contracts and the available expedients provided by the new standard; however, the Company can assert there is no impact to any carrying value of assets or liabilities aside from our floating-rate debt instruments that are indexed to LIBOR and are carried at amortized cost. Any further impact of adoption will be in determining the new periodic floating interest rate indexed to our floating-rate debt instruments with no impact on the balance sheet upon adoption.

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes." The standard removes specific exceptions in the current rules and eliminates the need for an organization to analyze whether the following apply in a given period: (a) exception to the incremental approach for intra-period tax allocation; (b) exceptions to accounting for basis differences when there are ownership changes in foreign investments and (c) exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. The standard also is designed to improve financial statement preparers' application of income tax-related guidance and simplify GAAP for (a) franchise taxes that are partially based on income; (b) transactions with a government that result in a step-up in the tax basis of goodwill; (c) separate financial statements of legal entities that are not subject to tax and (d) enacted changes in tax laws in interim periods. The Company adopted ASU 2019-12 effective January 1, 2021. The impact of adopting this standard was not material to the presentation of the Consolidated Financial Statements.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

Revenue Recognition

The Company earns commissions paid by insurance carriers for the binding of insurance coverage. Commissions are earned at a point in time upon the effective date of bound insurance coverage, as no performance obligation exists after coverage is bound. If there are other services within the contract, the Company estimates the stand-alone selling price for each separate performance obligation, and the corresponding apportioned revenue is recognized over a period of time as the performance obligations are fulfilled. The Company earns fee revenue by receiving negotiated fees in lieu of a commission and from services other than securing insurance coverage. Fee revenues from certain agreements are recognized depending on when the services within the contract are satisfied and when we have transferred control of the related services to the customer. In situations where multiple performance obligations exist within a fee contract, in some instances the use of estimates is required to allocate the transaction price on a relative stand-alone selling price basis to each separate performance obligation. Other supplemental commissions represent a form of variable consideration which includes additional commissions over base commissions received from insurance carriers based on predetermined production levels mutually agreed upon by both parties. Profit-sharing contingent commissions represent a form of variable consideration associated with the placement of coverage, for which we earn commissions. Profit-sharing contingent commissions and other supplemental commissions are estimated with a constraint applied and accrued relative to the recognition of the corresponding core commissions based on the amount of consideration that will be received in the coming year such that a significant reversal of revenue is not probable. Guaranteed supplemental commissions, a form of variable consideration within other supplemental commissions, represent guaranteed fixed-base agreements in lieu of profit-sharing contingent commissions.

Management determines the policy cancellation reserve based upon historical cancellation experience adjusted for any known circumstances.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments with quoted market prices having maturities of three months or less when purchased.

Fiduciary Cash, Commissions, Fees and Other Receivables, Fiduciary Receivables, and Fiduciary Liabilities

Beginning January 1, 2022 the Company is presenting certain assets and liabilities that arise from activities in which the Company engages as an intermediary, where we collect premiums from insureds to remit to insurance companies, hold funds from insurance companies to distribute to insureds for claims on covered losses and hold refunds due to customers as fiduciary assets and fiduciary liabilities.

Uncollected premiums are no longer presented in the same caption with commissions, fees and other receivables, but rather represented in a separate caption as fiduciary receivables. Likewise, payables to insurance companies and premium deposits due customers are now combined into a new caption as fiduciary liabilities.

The caption "restricted cash" is now reflected as "fiduciary cash" along with non-restricted fiduciary cash balances previously reported within "cash and cash equivalents." Fiduciary cash represents funds in the Company's possession collected from customers to be remitted to insurance companies and funds from insurance companies to be distributed to insureds for the settlement of claims or refunds. The net change in fiduciary cash is represented by the net change in fiduciary liabilities and fiduciary receivables and is presented as cash flows from financing activities in the statement of cash flows. Previously the net change in cash balances held to remit to insurance carriers or to return to customers was presented as cash flows from operating activities.

All prior periods included in these financial statements have been recast to conform to this basis of presentation. The relevant balance sheet captions and how the December 31, 2021 balances as presented under the prior method relate to the current presentation are reflected in the tables below. Certain liabilities reported as premiums payable to insurance companies or within premiums deposits and credits due customers were deemed not to be fiduciary in nature and have been included within accounts payable in the current presentation. Likewise, a small component of accounts payable was deemed to be fiduciary in nature and is now included within fiduciary liabilities.

	December 31, 2021		
(in millions)	As reported	Change in presentation	As revised
Cash and cash equivalents	$887.0	($193.8)	$693.2
Restricted cash and investments	583.2	(583.2)	—
Fiduciary cash	—	777.0	777.0
Total	1,470.2	—	1,470.2
Premiums, commissions and fees receivables	1,216.3	(1,216.3)	—
Commissions, fees and other receivables	—	522.6	522.6
Fiduciary receivables	—	693.7	693.7
Total	1,216.3	—	1,216.3
Premium payable to insurance companies	1,384.6	(1,384.6)	—
Premium deposits and credits due customers	122.4	(122.4)	—
Accounts payable	206.4	36.3	242.7
Fiduciary liabilities	—	1,470.7	1,470.7
Total	$1,713.4	$—	$1,713.4

	For the year ended December 31, 2021		
(in millions)	As reported	Change in presentation	As revised
Cash flows from operating activities:			
Premiums, commissions and fees receivable [1]	($72.8)	$10.9	($61.9)
Premiums payable to insurance companies	128.0	(128.0)	—
Premium deposits and credits due customers	19.6	(19.6)	—
Accounts payable	51.4	3.0	54.4
Cash flows from financing activities:			
Fiduciary receivables and liabilities, net	—	133.7	133.7
Total represented changes in cash flows	$126.2	$—	$126.2

[1] The caption of "Premiums, commissions and fees receivable" is now shown as "Commissions, fees and other receivables" in the Consolidated Statements of Cash Flows.

	For the year ended December 31, 2020		
(in millions)	As reported	Change in presentation	As revised
Cash flows from operating activities:			
Premiums, commissions and fees receivable [(1)]	($135.4)	$133.4	($2.0)
Premiums payable to insurance companies	158.8	(158.8)	—
Premium deposits and credits due customers	(12.9)	12.9	—
Accounts payable	107.8	3.8	111.6
Cash flows from financing activities:			
Fiduciary receivables and liabilities, net	—	8.7	8.7
Total represented changes in cash flows	$118.3	$—	$118.3

(1) The caption of "Premiums, commissions and fees receivable" is now shown as "Commissions, fees and other receivables" in the Consolidated Statements of Cash Flows.

Unremitted net insurance premiums are held in a fiduciary capacity until the Company disburses them, and the use of such funds is restricted by laws in certain jurisdictions in which our subsidiaries operate, or restricted due to our contracts with a certain insurance company or companies in which we hold premiums in a fiduciary capacity. Where allowed by law, the Company invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short-term. In certain states in which the Company operates, the use and investment alternatives for these funds are regulated and restricted by various state laws and agencies. The interest income earned on these unremitted funds, where allowed by state law, is reported as investment income in the Consolidated Statement of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to the Company. Accordingly, as reported in the Consolidated Balance Sheets, commissions are receivables from insurance companies. Fees are primarily receivables due from customers.

Investments

Certificates of deposit, and other securities, having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines. The Company's investment holdings include U.S. Government securities, municipal bonds, domestic corporate and foreign corporate bonds as well as short-duration fixed income funds. Investments within the portfolio or funds are held as available-for-sale and are carried at their fair value. Any gain/loss applicable from the fair value change is recorded, net of tax, as other comprehensive income within the equity section of the Consolidated Balance Sheets. Realized gains and losses are reported as investment income on the Consolidated Statements of Income, with the cost of securities sold determined on a specific identification basis.

Fixed Assets

Fixed assets, including leasehold improvements, are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 40 years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the term of the related lease.

Goodwill and Amortizable Intangible Assets

All of our business combinations are accounted for using the acquisition method. Acquisition purchase prices are typically based upon a multiple of average annual EBITDAC (defined below), and/or revenue earned over a period of 3 years within a minimum and maximum price range. The recorded purchase prices for acquisitions include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations are recorded in the Consolidated Statements of Income when incurred.

The fair value of earn-out obligations is based upon the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions contained in the respective purchase agreements. In determining fair value, the acquired business' future performance is estimated using financial projections developed by management for the acquired business and this estimate reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These estimates are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecast earn-out payments will be made.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and non-compete agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which typically range from 3 to 15 years. Purchased customer accounts represent the value of the customer relationship, but also consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable, it is subject to assessment at least annually, and more frequently in the presence of certain circumstances, for impairment by application of a fair value-based test. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. The Company may elect to first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the Company does not perform a qualitative assessment, or as a result of the qualitative assessment, it is not determined that the fair value of the reporting unit more likely than not exceeds the carrying amount, the Company will calculate the fair value of the reporting unit for comparison against the carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based upon multiples of earnings before interest, income taxes, depreciation, amortization and change in estimated acquisition earn-out payables ("EBITDAC"), or on a discounted cash flow basis. The Company completed its most recent annual assessment as of November 30, 2022 and determined that the fair value of goodwill exceeded the carrying value of such assets. In addition, as of December 31, 2022, there are no accumulated impairment losses.

The carrying value of amortizable intangible assets attributable to each business or asset group comprising the Company is periodically reviewed by management to determine if there are events or changes in circumstances that would indicate that its carrying amount may not be recoverable. Accordingly, if there are any such changes in circumstances during the year, the Company assesses the carrying value of its amortizable intangible assets by considering the estimated future undiscounted cash flows generated by the corresponding business or asset group. Any impairment identified through this assessment may require that the carrying value of related amortizable intangible assets be adjusted after determining the fair value of the amortizable intangible assets. There were no impairments recorded for the years ended December 31, 2022, 2021 and 2020.

Income Taxes

The Company records income tax expense using the asset-and-liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of the Company's assets and liabilities.

The Company files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

Net Income Per Share

Basic net income per share is computed based on the weighted average number of common shares (including participating securities) issued and outstanding during the period. Diluted net income per share is computed based on the weighted average number of common shares issued and outstanding plus equivalent shares, assuming the issuance of all potentially issuable common shares. The dilutive effect of potentially issuable common shares is computed by application of the treasury stock method.

The following is a reconciliation between basic and diluted weighted average shares outstanding for the years ended December 31:

(in millions, except per share data)	2022	2021	2020
Net income	$671.8	$587.1	$480.5
Net income attributable to unvested awarded performance stock	(12.7)	(12.9)	(15.2)
Net income attributable to common shares	$659.1	$574.2	$465.3
Weighted average number of common shares outstanding – basic	282.9	282.2	283.3
Less unvested awarded performance stock included in weighted average number of common shares outstanding – basic	(5.4)	(6.2)	(9.0)
Weighted average number of common shares outstanding for basic earnings per common share	277.5	276.0	274.3
Dilutive effect of stock options	1.1	1.4	1.5
Weighted average number of shares outstanding – diluted	278.6	277.4	275.8
Net income per share:			
Basic	$2.38	$2.08	$1.70
Diluted	$2.37	$2.07	$1.69

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents; fiduciary cash; short-term investments; investments; fiduciary receivables, commissions, fees and other receivables; reinsurance recoverable; prepaid reinsurance premiums; fiduciary liabilities; losses and loss adjustment reserve; unearned premium; accounts payable and accrued expenses and other liabilities, at December 31, 2022 and 2021, approximate fair value because of the short-term maturity of these instruments. The carrying amount of the Company's long-term debt approximates fair value at December 31, 2022 and 2021 as our fixed-rate borrowings of $2,738.8 million approximate their values using market quotes of notes with the similar terms as ours, which we deem a close approximation of current market rates. The estimated fair value of our variable floating rate debt agreements is $1,225.6 million which approximates the carrying value due to the variable interest rate based upon adjusted LIBOR and SOFR. See Note 3 to our Consolidated Financial Statements for the fair values related to the establishment of intangible assets and the establishment and adjustment of earn-out payables. See Note 6 for information on the fair value of investments and Note 9 for information on the fair value of long-term debt.

Non-Cash Stock-Based Compensation

The Company has stock-based compensation plans that provide for grants of restricted stock, restricted stock units, stock options and other stock-based awards to employees and non-employee directors of the Company. In addition, the Company has an Employee Stock Purchase Plan which allows employees to purchase shares in the Company. The Company expenses stock-based compensation, which is included in Employee compensation and benefits in the Consolidated Statements of Income over the requisite service period. The significant assumptions underlying our expense calculations include the fair value of the award on the date of grant, the estimated achievement of any performance targets and estimated forfeiture rates.

The Company uses the Black-Scholes valuation model for valuing all stock options and shares purchased under the Employee Stock Purchase Plan (the "ESPP"). Compensation for non-vested stock awards is measured at fair value on the grant date based upon the number of shares expected to vest. Compensation cost for all awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period.

Reinsurance

The Company acts in a risk-bearing capacity for flood insurance associated with the Wright National Flood Insurance Company ("WNFIC"), which is part of our National Programs segment. The Company protects itself from claims-related losses by reinsuring all claims risk exposure. However, for basic admitted policies conforming to the National Flood Insurance Program all exposure is reinsured with the Federal Emergency Management Agency ("FEMA"). For excess flood and private flood insurance policies, all exposure is reinsured with a reinsurance carrier with an AM Best Company rating of "A" or better. Reinsurance does not legally discharge the ceding insurer from the primary liability for the full amount due under the reinsured policies. Reinsurance premiums, commissions, expense reimbursement and reserves related to ceded business are accounted for on a basis consistent with the accounting for the original policies issued and the terms of reinsurance contracts. Premiums earned and losses and loss adjustment expenses incurred are reported net of reinsurance amounts. Other underwriting expenses are shown net of earned ceding commission income. The liabilities for unpaid losses and loss adjustment expenses and unearned premiums are reported gross of ceded reinsurance recoverable.

Balances due from reinsurers on unpaid losses and loss adjustment expenses, including an estimate of such that is recoverable related to reserves for incurred but not reported ("IBNR") losses, are reported as assets and are included in reinsurance recoverable even though amounts due on unpaid loss and loss adjustment expense are not recoverable from the reinsurer until such losses are paid. The Company does not believe it is exposed to any material credit risk through its reinsurance as the reinsurer is FEMA for basic admitted flood policies and national reinsurance carriers for private flood policies, which has an AM Best Company rating of "A" or better. Historically, no amounts due from reinsurance carriers have been written off as uncollectible.

The Company also participates in two Captives for the purpose of facilitating additional underwriting capacity, generating additional revenues and participating in underwriting results. One Captive operates on a quota share basis, currently focused on property insurance for earthquake and wind exposed properties for policies placed by certain of our MGA businesses. This Captive buys reinsurance, limiting, but not fully eliminating the Company's exposure to claims expenses. The other Captive operates through an-excess of loss or reinsurance layers associated with placements made by one of our MGA businesses focused on residential property primarily in the southeastern United States. This Captive has capped exposure through contractual aggregate limits on the reinsurance participations it assumes with one layer of per risk excess reinsurance and three layers of catastrophe per occurrence reinsurance. All four layers have limited reinstatements and therefore have capped, maximum aggregate limits.

Unpaid Losses and Loss Adjustment Reserve

Unpaid losses and loss adjustment reserve includes amounts determined on individual claims and other estimates based upon the past experience and the policyholders for IBNR claims, less anticipated salvage and subrogation recoverable. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting therefrom are reflected in operations currently.

The Company engages the services of outside actuarial consulting firms (the "Actuaries") to assist on an annual basis to render an opinion on the sufficiency of the Company's estimates for unpaid losses and related loss adjustment reserve. The Actuaries utilize both industry experience and the Company's own experience to develop estimates of those amounts as of year-end. These estimated liabilities are subject to the impact of future changes in claim severity, frequency and other factors. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and related loss adjustment reserve are adequate.

Premiums are recognized as income over the coverage period of the related policies. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of the policies in force and are determined on a daily pro rata basis. The income is recorded to the commissions and fees line of the Consolidated Statements of Income.

NOTE 2 Revenues

The following tables present the revenues disaggregated by revenue source:

For the year ended December 31, 2022

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other[8]	Total
Base commissions [1]	$1,420.9	$590.2	$366.6	$—	$—	$2,377.7
Fees [2]	473.5	198.5	68.5	171.9	(1.2)	911.2
Other supplemental commissions [3]	138.4	15.4	5.4	—	—	159.2
Profit-sharing contingent commissions [4]	48.8	27.6	12.3	—	—	88.7
Earned premium [5]	—	26.4	—	—	—	26.4
Investment income [6]	0.1	1.3	0.3	—	4.8	6.5
Other income, net [7]	2.6	0.1	0.3	—	0.7	3.7
Total Revenues	$2,084.3	$859.5	$453.4	$171.9	$4.3	$3,573.4

For the year ended December 31, 2021

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other[8]	Total
Base commissions [1]	$1,198.1	$488.7	$323.1	$—	$0.1	$2,010.0
Fees [2]	414.9	173.8	67.2	178.9	(1.8)	833.0
Other supplemental commissions [3]	114.7	3.3	4.3	—	—	122.3
Profit-sharing contingent commissions [4]	38.9	35.3	8.0	—	—	82.2
Earned premium [5]	—	—	—	—	—	—
Investment income [6]	0.3	0.6	0.2	—	—	1.1
Other income, net [7]	1.0	0.2	0.6	—	1.0	2.8
Total Revenues	$1,767.9	$701.9	$403.4	$178.9	($0.7)	$3,051.4

For the year ended December 31, 2020

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other[8]	Total
Base commissions [1]	$1,054.6	$422.9	$273.9	$—	$—	$1,751.4
Fees [2]	275.9	159.2	66.0	174.0	(1.1)	674.0
Other supplemental commissions [3]	105.0	0.3	4.4	—	—	109.7
Profit-sharing contingent commissions [4]	35.8	27.3	7.9	—	—	71.0
Earned premium [5]	—	—	—	—	—	—
Investment income [6]	0.2	0.8	0.2	—	1.6	2.8
Other income, net [7]	1.3	0.1	0.4	—	2.7	4.5
Total Revenues	$1,472.8	$610.6	$352.8	$174.0	$3.2	$2,613.4

(1) Base commissions generally represent a percentage of the premium paid by an insured and are affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, or sales and payroll levels) to determine what premium to charge the insured. Insurance companies establish these premium rates based upon many factors, including loss experience, risk profile and reinsurance rates paid by such insurance companies, none of which we control.

(2) Fee revenues relate to fees for services other than securing coverage for our customers, fees negotiated in lieu of commissions, and F&I products and services.

(3) Other supplemental commissions include additional commissions over base commissions received from insurance carriers based on predetermined growth or production measures. This includes incentive commissions and guaranteed supplemental commissions.

(4) Profit-sharing contingent commissions are based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention.

(5) Earned premium relates to the premiums earned in the Captives.

(6) Investment income consists primarily of interest on cash and investments.

(7) Other income consists primarily of legal settlements and other miscellaneous income.

(8) Fees within Other reflects the elimination of intercompany revenues.

Revenues Disaggregated by Geography

The following table presents the revenues disaggregated by geographic area where our services are being performed:

(in millions)	For the year ended December 31,		
	2022	**2021**	**2020**
U.S.	$3,332.8	$2,973.4	$2,578.3
U.K.	170.0	15.5	12.7
Ireland	38.1	34.1	—
Canada	23.6	21.3	16.2
Other	8.9	7.1	6.2
Total Revenues	$3,573.4	$3,051.4	$2,613.4

Contract Assets and Liabilities

The balances of contract assets and contract liabilities arising from contracts with customers as of December 31, 2022 and 2021 were as follows:

(in millions)	December 31, 2022	December 31, 2021
Contract assets	$431.2	$361.8
Contract liabilities	$113.3	$97.9

Unbilled receivables (contract assets) arise when the Company recognizes revenue for amounts which have not yet been billed in our systems and are reflected in commissions, fees and other receivables in the Company's Consolidated Balance Sheets. The increase in contract assets over the balance as of December 31, 2021 is due to growth in our business and from businesses acquired in the current year.

Deferred revenue (contract liabilities) relates to payments received in advance of performance under the contract before the transfer of a good or service to the customer. Deferred revenue is reflected within accrued expenses and other liabilities for those to be recognized in less than 12 months and in other liabilities for those to be recognized more than 12 months from the date presented in the Company's Consolidated Balance Sheets.

As of December 31, 2022, deferred revenue consisted of $79.9 million as current portion to be recognized within one year and $33.4 million in long-term to be recognized beyond one year. As of December 31, 2021, deferred revenue consisted of $67.4 million as current portion to be recognized within one year and $30.5 million in long-term deferred revenue to be recognized beyond one year.

Contract assets and contract liabilities arising from acquisitions in 2022 were approximately $12.0 million and $4.4 million, respectively. Contract assets and contract liabilities arising from acquisitions in 2021 were approximately $5.5 million and $1.2 million, respectively.

During the twelve months ended December 31, 2022, 2021, and 2020, the amount of revenue recognized related to performance obligations satisfied in a previous period, inclusive of changes due to estimates, was approximately $25.8 million, $23.3 million, and $8.9 million, respectively. The $25.8 million and $23.3 million for 2022 and 2021 consists of additional variable consideration received on our incentive and profit-sharing contingent commissions, respectively. The $8.9 million for 2020 consists of $18.1 million of additional variable consideration received on our incentive and profit-sharing contingent commissions, offset by $7.1 million of revised estimates related to variable consideration on policies where the exposure units were expected to be impacted by COVID-19 and $2.1 million of other adjustments.

Other Assets and Deferred Cost

Incremental cost to obtain – The Company defers certain costs to obtain customer contracts primarily as they relate to commission-based compensation plans in the Retail segment, in which the Company pays an incremental amount of compensation on new business. These incremental costs are deferred and amortized over a 15-year period. The cost to obtain balance within the Other assets caption in the Company's Consolidated Balance Sheets was $76.0 million and $58.2 million as of December 31, 2022 and December 31, 2021, respectively. For the twelve months ended December 31, 2022 and December 31, 2021, the Company deferred $23.0 million and $19.8 million of incremental cost to obtain customer contracts, respectively. The Company recorded an expense of $5.2 million and $3.8 million associated with the incremental cost to obtain customer contracts for the twelve months ended December 31, 2022 and December 31, 2021, respectively.

Cost to fulfill – The Company defers certain costs to fulfill contracts and recognizes these costs as the associated performance obligations are fulfilled. The cost to fulfill balance within the other current assets caption in the Company's Consolidated Balance Sheets was $108.7 million as of December 31, 2022, which is inclusive of deferrals from businesses acquired in the current year of $14.1 million. The cost to fulfill balance as of December 31, 2021 was $89.3 million, which is inclusive of deferrals from businesses acquired in the year of $9.9 million. For the twelve months ended December 31, 2022 and 2021, the Company had net deferrals of $6.7 million and $1.6 million related to current year deferrals for costs incurred that relate to performance obligations yet to be fulfilled, net of the expense of previously deferred contract fulfillment costs associated with performance obligations that were satisfied in the period, respectively.

NOTE 3 Business Combinations

During the year ended December 31, 2022, the Company acquired the assets and assumed certain liabilities of 12 insurance intermediaries, all the stock of 11 insurance intermediaries, and 7 books of businesses (customer accounts). Additionally, adjustments were recorded to the purchase price allocation of certain prior acquisitions completed within the last 12 months as permitted by ASC Topic 805 - *Business Combinations* ("ASC 805"). Such adjustments are presented in the "Other" category within the following two tables. The recorded purchase price for all acquisitions includes an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the Consolidated Statements of Income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made.

Based on the acquisition date and the complexity of the underlying valuation work, certain amounts included in the Company's Consolidated Financial Statements may be provisional and thus subject to further adjustments within the permitted measurement period, as defined in ASC 805. For the year ended December 31, 2022, adjustments were made within the permitted measurement period that resulted in a decrease in the aggregate purchase price of the affected acquisitions of $0.1 million. These measurement period adjustments have been reflected as current period adjustments in the year ended December 31, 2022. The measurement period adjustments primarily impacted goodwill, with no effect on earnings or cash in the current period.

Gross cash paid for acquisitions was $2,544.4 million and $424.6 million in the years ended December 31, 2022 and 2021, respectively. We completed 30 acquisitions (including book of business purchases) during the year ended December 31, 2022. We completed 19 acquisitions (including book of business purchases) during the year ended December 31, 2021.

The following table summarizes the purchase price allocations made as of the date of each acquisition for current year acquisitions and adjustments made during the measurement period for prior year acquisitions. During the measurement periods, the Company will adjust assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. These adjustments are made in the period in which the amounts are determined and the current period income effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date.

(in millions) (Name)	Business segment	Effective date of acquisition	Cash paid	Common stock issued	Other payable	Recorded earn-out payable	Net assets acquired	Maximum potential earn-out payable
Orchid Underwriters Agency, LLC (Orchid)	National Programs	March 31, 2022	$476.2	$—	$—	$10.8	$487.0	$20.0
GRP (Jersey) Holdco Limited (GRP)	Retail National Programs Wholesale	July 1, 2022	1,839.8	14.7	—	—	1,854.5	—
First Insurance Solutions Ltd. (First)	Retail	July 8, 2022	13.0	—	1.4	8.3	22.7	9.2
BdB Holdings Limited (BdB)	Wholesale	August 1, 2022	75.3	—	—	11.1	86.4	36.3
Smithwick & Mariners Insurance, Inc. (Smithwick)	Retail	September 1, 2022	23.2	—	1.0	1.6	25.8	6.5
VistaNational Insurance Group, Inc. (VistaNational)	Retail	September 1, 2022	26.7	—	0.8	1.1	28.6	3.0
Taylor Berry Knight Limited (Taylor)	Retail	November 16, 2022	27.1	—	0.2	17.8	45.1	17.8
Other	Various	Various	63.1	—	2.2	22.6	87.9	19.6
Total			$2,544.4	$14.7	$5.6	$73.3	$2,638.0	$112.4

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition and adjustments made during the measurement period of the prior year acquisitions.

(in millions)	Orchid	GRP	First	BdB	Smithwick	VistaNational	Taylor	Other[1]	Total
Cash and equivalents	$3.2	$80.3	$2.4	$15.8	$—	$—	$1.0	$1.0	$103.7
Fiduciary cash	40.5	457.5	1.4	13.6	—	—	—	—	513.0
Fiduciary receivables	12.5	141.9	—	21.6	—	—	—	—	176.0
Other current assets	0.1	86.9	0.9	8.8	0.8	1.7	3.7	(7.8)	95.1
Fixed assets	1.8	12.7	—	0.6	—	0.1	0.2	0.1	15.5
Goodwill	411.9	1,366.5	14.5	56.0	19.7	20.9	34.7	70.3	1,994.5
Purchased customer accounts and other	107.8	496.8	5.2	14.0	6.7	6.1	8.7	23.9	669.2
Non-compete agreements	—	—	0.2	0.3	0.1	0.1	0.3	1.0	2.0
Operating lease right-of-use assets	6.0	18.7	—	—	—	—	—	—	24.7
Other assets	1.9	8.8	—	—	0.3	—	—	0.3	11.3
Total assets acquired	585.7	2,670.1	24.6	130.7	27.6	28.9	48.6	88.8	3,605.0
Fiduciary liabilities	(53.0)	(599.4)	(1.4)	(35.2)	—	—	—	—	(689.0)
Other current liabilities	(9.5)	(64.6)	(0.5)	(3.3)	(1.8)	(0.3)	(1.6)	(0.9)	(82.5)
Deferred income tax, net	(30.2)	(122.5)	—	(4.0)	—	—	—	—	(156.7)
Operating lease liabilities	(6.0)	(18.7)	—	—	—	—	—	—	(24.7)
Other long-term liabilities	—	(10.4)	—	(1.8)	—	—	(1.9)	—	(14.1)
Total liabilities assumed	(98.7)	(815.6)	(1.9)	(44.3)	(1.8)	(0.3)	(3.5)	(0.9)	(967.0)
Net assets acquired	$487.0	$1,854.5	$22.7	$86.4	$25.8	$28.6	$45.1	$87.9	$2,638.0

(1) The other column represents current year acquisitions with total net assets acquired of less than $20.0 million and adjustments from prior year acquisitions that were made within the permitted measurement period.

The weighted average useful lives for the acquired amortizable intangible assets are as follows: purchased customer accounts, 14.7 years; and non-compete agreements, 4.1 years.

Goodwill of $1,994.5 million, which is net of any opening balance sheet adjustments within the allowable measurement period, was allocated to the Retail, National Programs, and Wholesale Brokerage segments in the amounts of $1,366.6 million, $516.5 million, and $111.4 million, respectively. Of the total goodwill of $1,994.5 million, the amount currently deductible for income tax purposes is $74.4 million. Of the remaining $1,920.1 million of goodwill, $1,913.8 million relates to goodwill that will not be deductible for income tax purposes and $6.3 million relates to recorded earn-out payables which will not be deductible for income tax purposes until it is earned and paid.

For the acquisitions completed during 2022, the results of operations since the acquisition dates have been combined with those of the Company. The total revenues from the acquisitions completed through December 31, 2022 included in the Consolidated Statement of Income for the year ended December 31, 2022 were $217.1 million. The income before income taxes from the acquisitions completed through December 31, 2022, included in the Consolidated Statements of Income for the year ended December 31, 2022, was $8.8 million. If the acquisitions had occurred as of the beginning of the respective periods, the Company's estimated results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

Unaudited	**Year Ended December 31,**	
(in millions, except per share data)	**2022**	**2021**
Total revenues	$3,789.8	$3,514.1
Income before income taxes	$891.4	$776.2
Net income	$683.5	$597.4
Net income per share:		
Basic	$2.42	$2.11
Diluted	$2.41	$2.10
Weighted average number of shares outstanding:		
Basic	277,646	276,276
Diluted	278,783	277,667

Acquisitions in 2021

During the year ended December 31, 2021, the Company acquired the assets and assumed certain liabilities of 13 insurance intermediaries, all of the share capital of 1 insurance intermediary, all the stock of 2 insurance intermediaries, and 3 book of business (customer accounts). Additionally, miscellaneous adjustments were recorded to the purchase price allocation of certain prior acquisitions completed within the last twelve months as permitted by ASC 805. Such adjustments are presented in the "Other" category within the following two tables.

For the year ended December 31, 2021, several adjustments were made within the permitted measurement period that resulted in a decrease in the aggregate purchase price of the affected acquisitions of $0.5 million, relating to the assumption of certain liabilities.

The following table summarizes the purchase price allocation made as of the date of each acquisition for current year acquisitions and significant adjustments made during the measurement period for prior year acquisitions:

(in millions) (Name)	Business segment	Effective date of acquisition	Cash paid	Common stock issued	Other payable	Recorded earn-out payable	Net assets acquired	Maximum potential earn-out payable
O'Leary Insurances (O'Leary)	Retail	January 1, 2021	$117.4	$4.9	$—	$15.4	$137.7	$30.6
Piper Jordan LLC (Piper)	Retail	May 1, 2021	43.4	—	1.4	9.9	54.7	15.0
Berkshire Insurance Group, Inc. (Berkshire)	Retail	September 1, 2021	41.5	—	—	—	41.5	—
AGIS Network, Inc. (AGIS) (1)	Retail	September 1, 2021	11.2	—	24.1	0.8	36.1	12.3
Winston Financial Services, Inc. (Winston)	Retail	October 1, 2021	79.5	5.0	7.7	16.4	108.6	29.0
Remedy Analytics, Inc. (Remedy)	Retail	October 1, 2021	40.8	—	0.5	7.3	48.6	25.0
Heacock Insurance Group, LLC (Heacock)	Retail	October 1, 2021	18.2	—	0.5	1.9	20.6	6.0
Corporate Insurance Advisors, L.L.C. (CIA)	Retail	December 1, 2021	15.3	—	0.2	6.5	22.0	14.0
Rainmaker Advisory, LLC (Rainmaker)	Retail	December 1, 2021	14.2	—	0.7	5.9	20.8	10.0
HARCO Insurance Services, Inc. (HARCO)	Retail	December 31, 2021	24.3	—	1.0	4.4	29.7	7.3
Other	Various	Various	18.8	—	3.1	7.2	29.1	13.1
Total			$424.6	$9.9	$39.2	$75.7	$549.4	$162.3

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition and adjustments made during the measurement period of the prior year acquisitions.

(in millions)	O'Leary	Piper	Berkshire	AGIS	Winston	Remedy
Cash	$45.4	$—	$—	$—	$5.0	$6.7
Other current assets	43.5	2.4	1.6	13.7	7.5	1.8
Fixed assets	0.5	—	—	—	1.2	0.1
Goodwill	84.6	40.0	27.1	8.7	74.5	33.3
Purchased customer accounts	40.5	12.3	12.3	13.6	25.0	13.7
Non-compete agreements	0.8	—	—	0.1	0.9	0.5
Other assets	0.1	—	0.5	—	—	1.3
Total assets acquired	215.4	54.7	41.5	36.1	114.1	57.4
Other current liabilities	(72.6)	—	—	—	(5.5)	(5.2)
Deferred income tax, net	(5.1)	—	—	—	—	(3.6)
Other liabilities	—	—	—	—	—	—
Total liabilities assumed	(77.7)	—	—	—	(5.5)	(8.8)
Net assets acquired	$137.7	$54.7	$41.5	$36.1	$108.6	$48.6

(in millions)	Heacock	CIA	Rainmaker	HARCO	Other	Total
Cash	$—	$—	$—	$—	$0.7	$57.8
Other current assets	0.8	—	—	0.7	5.0	77.0
Fixed assets	—	—	—	0.1	—	1.9
Goodwill	13.9	17.3	15.0	20.6	15.0	350.0
Purchased customer accounts	5.8	4.8	5.8	8.2	11.7	153.7
Non-compete agreements	—	—	—	—	0.2	2.5
Other assets	0.4	0.3	—	0.5	0.3	3.4
Total assets acquired	20.9	22.4	20.8	30.1	32.9	646.3
Other current liabilities	(0.3)	(0.4)	—	(0.4)	(3.8)	(88.2)
Deferred income tax, net	—	—	—	—	—	(8.7)
Other liabilities	—	—	—	—	—	—
Total liabilities assumed	(0.3)	(0.4)	—	(0.4)	(3.8)	(96.9)
Net assets acquired	$20.6	$22.0	$20.8	$29.7	$29.1	$549.4

The weighted average useful lives for the acquired amortizable intangible assets are as follows: purchased customer accounts, 15 years; and non-compete agreements, 5 years.

Goodwill of $350.0 million, which is net of any opening balance sheet adjustments within the allowable measurement period, was allocated to the Retail, National Programs and Wholesale Brokerage segments in the amounts of $346.0 million, ($1.3) million, and $5.3 million, respectively. Of the total goodwill of $350.0 million, the amount currently deductible for income tax purposes is $179.1 million. $117.9 million is non-deductible related to the O'Leary and Remedy acquisitions and the remaining $53.0 million relates to the recorded earn-out payables and will not be deductible until it is earned and paid.

For the acquisitions completed during 2021, the results of operations since the acquisition dates have been combined with those of the Company. The total revenues from the acquisitions completed through December 31, 2021 included in the Consolidated Statement of Income for the year ended December 31, 2021 were $63.8 million. The income before income taxes, including the intercompany cost of capital charge, from the acquisitions completed through December 31, 2021 included in the Consolidated Statement of Income for the year ended December 31, 2021 was a loss of $10.6 million. If the acquisitions had occurred as of the beginning of the respective periods, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

Unaudited	Year Ended December 31,	
(in millions, except per share data)	2021	2020
Total revenues	$3,128.5	$2,751.2
Income before income taxes	$779.5	$653.3
Net income	$600.0	$502.9
Net income per share:		
Basic	$2.13	$1.78
Diluted	$2.12	$1.77
Weighted average number of shares outstanding:		
Basic	276,024	274,334
Diluted	277,414	275,867

Acquisitions in 2020

During the year ended December 31, 2020, the Company acquired the assets and assumed certain liabilities of 20 insurance intermediaries, all the stock of 1 F&I administrative services company and 4 book of business (customer accounts). Additionally, miscellaneous adjustments were recorded to the purchase price allocation of certain prior acquisitions completed within the last twelve months as permitted by ASC 805. Such adjustments are presented in the "Other" category within the following two tables.

For the year ended December 31, 2020, several adjustments were made within the permitted measurement period that resulted in an increase in the aggregate purchase price of the affected acquisitions of $3.5 million, relating to the assumption of certain liabilities.

The following table summarizes the purchase price allocation made as of the date of each acquisition for current year acquisitions and significant adjustments made during the measurement period for prior year acquisitions:

(in millions) (Name)	Business segment	Effective date of acquisition	Cash paid	Common stock issued	Other payable	Recorded earn-out payable	Net assets acquired	Maximum potential earn-out payable
Special Risk Insurance Managers Ltd. (Special Risk)	National Programs	January 1, 2020	$70.2	$—	$—	$9.8	$80.0	$14.7
Texas All Risk General Agency, Inc. et al (Texas Risk)	Wholesale Brokerage	January 1, 2020	10.5	—	0.2	0.3	11.0	1.2
The Colonial Group, Inc. et al (Colonial)	Wholesale Brokerage	March 1, 2020	29.0	—	0.5	7.6	37.1	10.2
RLA Insurance Intermediaries, LLC (RLA)	Wholesale Brokerage	March 1, 2020	42.5	—	0.8	11.7	55.0	22.5
Dealer Financial Services of N.C., LLC d/b/a The Sterling Group (Sterling)	Retail	April 1, 2020	19.3	—	0.3	4.1	23.7	5.4
LP Insurance Services, LLC (LP)	National Programs	May 1, 2020	116.0	10.0	0.3	23.4	149.7	75.8
First Resource, Inc. (First)	Retail	July 1, 2020	10.7	—	0.4	3.8	14.9	5.8
Buiten & Associates, LLC (Buiten)	Retail	August 1, 2020	38.2	—	1.2	7.4	46.8	14.2
Amity Insurance, Inc. (Amity)	Retail	August 1, 2020	14.8	2.0	0.2	1.9	18.9	4.0
Frank E. Neal & Co., Inc. (Neal)	Retail	September 1, 2020	32.6	3.1	0.4	5.7	41.8	10.3
BrookStone Insurance Group, LLC (BrookStone)	Retail	September 1, 2020	12.0	—	—	1.1	13.1	1.9
VAS GenPar, LLC (VAS)	Retail	October 1, 2020	114.3	15.0	—	23.3	152.6	48.0
Bright & Associates, Inc. (Bright)	Retail	October 1, 2020	12.5	—	1.2	3.9	17.6	5.8
J.E. Brown & Associates Insurance Services, Inc. (J.E. Brown)	Wholesale Brokerage	October 1, 2020	33.3	—	1.0	6.0	40.3	10.4
CoverHound, Inc. and CyberPolicy, Inc. (CoverHound)	Retail	November 1, 2020	27.6	—	0.6	—	28.2	—
MAJ Companies, Ltd. (MAJ)	Retail	December 1, 2020	19.1	—	0.3	2.0	21.4	6.5
South & Western General Agency, Inc. (South & Western)	Wholesale Brokerage	December 1, 2020	69.7	—	1.2	7.3	78.2	18.0
Berry Insurance Group, Inc. (Berry)	Retail	December 31, 2020	35.3	—	—	3.7	39.0	6.5
Other	Various	Various	14.9	—	0.5	8.5	23.9	12.3
Total			$722.5	$30.1	$9.1	$131.5	$893.2	$273.5

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition.

(in millions)	Special Risk	Texas Risk	Colonial	RLA	Sterling	LP	First	Buiten	Amity	Neal
Cash	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Other current assets	2.5	0.5	1.3	—	0.6	3.2	0.3	2.6	0.6	2.3
Fixed assets	0.3	—	0.1	—	—	1.9	—	0.1	0.1	0.1
Goodwill	63.1	9.0	27.9	53.6	17.3	100.0	9.5	33.6	15.5	28.9
Purchased customer accounts	14.3	3.2	9.2	12.3	6.0	44.8	5.1	11.3	5.6	13.2
Non-compete agreements	0.1	—	—	0.5	—	—	—	0.1	—	—
Other assets	—	—	—	—	—	—	—	—	—	0.3
Total assets acquired	80.3	12.7	38.5	66.4	23.9	149.9	14.9	47.7	21.8	44.8
Other current liabilities	(0.3)	(1.7)	(1.4)	(11.4)	(0.2)	—	—	(0.9)	(2.9)	(3.0)
Other liabilities	—	—	—	—	—	(0.2)	—	—	—	—
Total liabilities assumed	(0.3)	(1.7)	(1.4)	(11.4)	(0.2)	(0.2)	—	(0.9)	(2.9)	(3.0)
Net assets acquired	$80.0	$11.0	$37.1	$55.0	$23.7	$149.7	$14.9	$46.8	$18.9	$41.8

(in millions)	Brook Stone	VAS	Bright	J.E. Brown	Cover Hound	MAJ	South & Western	Berry	Other	Total
Cash	$—	$27.7	$—	$—	$—	$—	$—	$—	$—	$27.7
Other current assets	0.5	5.5	0.4	—	0.4	0.4	—	—	0.9	22.0
Fixed assets	0.1	0.1	—	—	6.4	—	0.2	—	—	9.4
Goodwill	8.6	100.8	12.2	31.5	19.5	13.0	63.1	29.7	11.3	648.1
Purchased customer accounts	3.7	48.2	5.1	9.5	3.7	8.0	18.5	9.7	8.6	240.0
Non-compete agreements	—	0.1	—	—	—	—	—	—	0.1	0.9
Other assets	0.3	—	—	—	—	—	—	—	3.1	3.7
Total assets acquired	13.2	182.4	17.7	41.0	30.0	21.4	81.8	39.4	24.0	951.8
Other current liabilities	(0.1)	(3.7)	(0.1)	(0.7)	(1.8)	—	(3.6)	(0.4)	(0.1)	(32.3)
Other liabilities	—	(26.1)	—	—	—	—	—	—	—	(26.3)
Total liabilities assumed	(0.1)	(29.8)	(0.1)	(0.7)	(1.8)	—	(3.6)	(0.4)	(0.1)	(58.6)
Net assets acquired	$13.1	$152.6	$17.6	$40.3	$28.2	$21.4	$78.2	$39.0	$23.9	$893.2

The weighted average useful lives for the acquired amortizable intangible assets are as follows: purchased customer accounts, 15 years; and non-compete agreements, 5 years.

Goodwill of $648.1 million was allocated to the Retail, National Programs, Wholesale Brokerage and Services segments in the amounts of $300.0 million, $163.1 million, $185.0 million and $0.1 million, respectively. Of the total goodwill of $648.1 million, $516.7 million is currently deductible for income tax purposes. The remaining $131.4 million relates to the recorded earn-out payables and will not be deductible until it is earned and paid.

For the acquisitions completed during 2020, the results of operations since the acquisition dates have been combined with those of the Company. The total revenues from the acquisitions completed through December 31, 2020 included in the Consolidated Statement of Income for the year ended December 31, 2020 were $93.9 million. The income before income taxes, including the intercompany cost of capital charge, from the acquisitions completed through December 31, 2020 included in the Consolidated Statement of Income for the year ended December 31, 2020 was $7.5 million. If the acquisitions had occurred as of the beginning of the respective periods, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

Unaudited	**Year Ended December 31, 2020**
(in millions, except per share data)	
Total revenues	$2,714.3
Income before income taxes	$650.6
Net income	$500.9
Net income per share:	
Basic	$1.77
Diluted	$1.76
Weighted average number of shares outstanding:	
Basic	274,334
Diluted	275,867

ASC 805 is the authoritative guidance requiring an acquirer to recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase arrangements) at the acquisition date must be included in the purchase price consideration. The recorded purchase prices for acquisitions include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations will be recorded in the Consolidated Statements of Income when incurred or reasonably estimated. Estimations of potential earn-out obligations are typically based upon future earnings of the acquired operations or entities, usually for periods ranging from one to three years.

As of December 31, 2022, the fair values of the estimated acquisition earn-out payables were re-evaluated and measured at fair value on a recurring basis using unobservable inputs (Level 3) as defined in ASC 820-*Fair Value Measurement*. The resulting additions, payments and net changes, as well as the interest expense accretion on the estimated acquisition earn-out payables, for the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the year ended December 31,		
(in millions)	**2022**	**2021**	**2020**
Balance as of the beginning of the period	$291.0	$258.9	$161.5
Additions to estimated acquisition earn-out payables from new acquisitions	73.3	75.8	131.4
Assumed estimated acquisition earn-out payables	34.8	—	—
Payments for estimated acquisition earn-out payables	(106.3)	(83.6)	(29.5)
Subtotal	292.8	251.1	263.4
Net change in earnings from estimated acquisition earn-out payables:			
Change in fair value on estimated acquisition earn-out payables	(45.9)	34.2	(11.8)
Interest expense accretion	7.0	6.2	7.3
Net change in earnings from estimated acquisition earn-out payables	(38.9)	40.4	(4.5)
Foreign currency translation adjustments during the year	(2.3)	(0.5)	—
Balance as of December 31,	$251.6	$291.0	$258.9

Of the $251.6 million of estimated acquisition earn-out payables as of December 31, 2022, $119.3 million was recorded as current liabilities within the accounts payable caption in the Company's Consolidated Balance Sheets and $132.3 million was recorded as non-current liabilities within the other liabilities caption in the Company's Consolidated Balance Sheets. Included within additions to estimated acquisition earn-out payables are any adjustments to opening balance sheet items within the allowable measurement period, which may therefore differ from previously reported amounts. Of the $291.0 million of estimated acquisition earn-out payables as of December 31, 2021, $78.4 million was recorded as accounts payable, and $212.6 million was recorded as other liabilities. Of the $258.9 million of estimated acquisition earn-out payables as of December 31, 2020, $79.2 million was recorded as accounts payable, and $179.7 million was recorded as other liabilities.

As of December 31, 2022, the maximum future contingency payments related to all acquisitions totaled $542.8 million. Four of the estimated acquisition earn-out payables assumed in connection with the acquisition of GRP included provisions with no maximum potential earn-out amount. The amount recorded for these acquisitions as of December 31, 2022, is $3.0 million. The Company deems a significant increase to this amount to be unlikely.

NOTE 4 Goodwill

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, are as follows:

(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Total
Balance as of January 1, 2021	$2,650.4	$1,091.1	$483.1	$171.3	$4,395.9
Goodwill of acquired businesses	346.0	(1.3)	5.3	—	350.0
Goodwill disposed of relating to sales of businesses	(3.1)	—	—	—	(3.1)
Foreign currency translation adjustments during the year	(6.1)	0.1	—	—	(6.0)
Balance as of December 31, 2021	$2,987.2	$1,089.9	$488.4	$171.3	$4,736.8
Goodwill of acquired businesses	1,366.6	516.5	111.4	—	1,994.5
Goodwill disposed of relating to sales of businesses	(38.5)	—	(7.7)	—	(46.2)
Foreign currency translation adjustments during the year	(6.3)	(4.0)	(0.6)	—	(10.9)
Balance as of December 31, 2022	$4,309.0	$1,602.4	$591.5	$171.3	$6,674.2

NOTE 5 Amortizable Intangible Assets

Amortizable intangible assets at December 31, 2022 and 2021 consisted of the following:

	December 31, 2022				December 31, 2021			
(in millions)	Gross carrying value	Accumulated amortization	Net carrying value	Weighted average life in years [1]	Gross carrying value	Accumulated amortization	Net carrying value	Weighted average life in years [1]
Purchased customer accounts	$2,957.7	($1,363.7)	$1,594.0	14.8	$2,311.6	($1,235.3)	$1,076.3	14.9
Non-compete agreements	39.3	(34.0)	5.3	4.4	37.6	(32.4)	5.2	4.5
Foreign currency translation adjustments during the year	(4.5)	0.4	(4.1)		—	—	—	
Total	$2,992.5	($1,397.3)	$1,595.2		$2,349.2	($1,267.7)	1,081.5	

(1) Weighted average life calculated as of the date of acquisition.

Amortization expense for amortizable intangible assets for the years ending December 31, 2023, 2024, 2025, 2026 and 2027 is estimated to be $161.6 million, $157.1 million, $154.2 million, $148.2 million and $135.5 million, respectively.

NOTE 6 Investments

At December 31, 2022, the Company's amortized cost and fair values of fixed maturity securities are summarized as follows:

(in millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities, obligations of U.S. Government Agencies and Municipalities	$22.8	$—	($1.8)	$21.0
Corporate debt	8.2	—	(0.4)	7.8
Total	$31.0	$—	($2.2)	$28.8

At December 31, 2022, the Company held $21.0 million in fixed income securities composed of U.S Treasury securities, securities issued by U.S. Government agencies and municipalities, and $7.8 million issued by corporations with investment-grade ratings. Of the total, $6.4 million is classified as short-term investments on the Consolidated Balance Sheets as maturities are less than one year in duration. Additionally, the Company holds $5.6 million in short-term investments, which are related to time deposits held with various financial institutions.

For securities in a loss position, the following table shows the investments' gross unrealized loss and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2022:

(in millions)	Less than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities, obligations of U.S. Government Agencies and Municipalities	$4.7	($0.1)	$16.3	($1.7)	$21.0	($1.8)
Corporate debt	4.2	(0.1)	3.6	(0.3)	7.8	(0.4)
Total	$8.9	($0.2)	$19.9	($2.0)	$28.8	($2.2)

The unrealized losses from corporate issuers were caused by interest rate increases. At December 31, 2022, the Company had 33 securities in an unrealized loss position. The corporate securities are highly rated securities with no indicators of potential impairment. Based upon the ability and intent of the Company to hold these investments until recovery of fair value, which may be maturity, the bonds were not considered to be other-than-temporarily impaired at December 31, 2022.

At December 31, 2021, the Company's amortized cost and fair values of fixed maturity securities are summarized as follows:

(in millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities, obligations of U.S. Government Agencies and Municipalities	$30.2	$0.2	($0.4)	$30.0
Corporate debt	8.3	0.1	(0.1)	8.3
Total	$38.5	$0.3	($0.5)	$38.3

The following table shows the investments' gross unrealized loss and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2021:

(in millions)	Less than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities, obligations of U.S. Government Agencies and Municipalities	$16.8	($0.3)	$1.0	$—	$17.8	($0.3)
Corporate debt	3.9	(0.1)	—	—	3.9	(0.1)
Total	$20.7	($0.4)	$1.0	$—	$21.7	($0.4)

The unrealized losses in the Company's investments in U.S. Treasury Securities and obligations of U.S. Government Agencies and bonds from corporate issuers were caused by interest rate increases. At December 31, 2021, the Company had 23 securities in an unrealized loss position. The contractual cash flows of the U.S. Treasury Securities and obligations of the U.S. Government agencies investments are either guaranteed by the U.S. Government or an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. The corporate securities are highly rated securities with no indicators of potential impairment. Based upon the ability and intent of the Company to hold these investments until recovery of fair value, which may be maturity, the bonds were not considered to be other-than-temporarily impaired at December 31, 2021.

The amortized cost and estimated fair value of the fixed maturity securities at December 31, 2022 by contractual maturity are set forth below:

(in millions)	Amortized cost	Fair value
Years to maturity:		
Due in one year or less	$6.5	$6.4
Due after one year through five years	24.5	22.4
Due after five years through ten years	—	—
Total	$31.0	$28.8

The amortized cost and estimated fair value of the fixed maturity securities at December 31, 2021 by contractual maturity are set forth below:

(in millions)	Amortized cost	Fair value
Years to maturity:		
Due in one year or less	$7.3	$7.4
Due after one year through five years	30.2	30.0
Due after five years through ten years	1.0	0.9
Total	$38.5	$38.3

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without penalty.

Proceeds from the sales and maturity of the Company's investment in fixed maturity securities were $7.3 million. This along with maturing time deposits yielded total cash proceeds from the sale of investments of $7.4 million in the period of January 1, 2022 to December 31, 2022. These proceeds, along with other sources of cash were used to purchase an additional $0.1 million of fixed maturity securities and to fund certain general corporate purposes. The gains and losses realized on those sales for the period from January 1, 2022 to December 31, 2022 were insignificant.

Proceeds from the sales and maturity of the Company's investment in fixed maturity securities were $9.2 million for the year ended December 31, 2021. This along with maturing time deposits yielded total cash proceeds from the sale of investments of $10.8 million in the period of January 1, 2021 to December 31, 2021. These proceeds were used to purchase an additional $12.4 million of fixed maturity securities and to fund certain general corporate purposes. The gains and losses realized on those sales for the period from January 1, 2021 to December 31, 2021 were insignificant.

Realized gains and losses are reported on the Consolidated Statement of Income, with the cost of securities sold determined on a specific identification basis.

At December 31, 2022, investments with a fair value of approximately $4.1 million were on deposit with state insurance departments to satisfy regulatory requirements.

NOTE 7 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in millions)	2022	2021
Furniture, fixtures, equipment and software	$307.2	$259.1
Leasehold improvements	61.3	52.1
Land, buildings and improvements	108.4	97.2
Total cost	476.9	408.4
Less accumulated depreciation and amortization	(237.0)	(196.4)
Total	$239.9	$212.0

Depreciation expense for fixed assets amounted to $39.2 million in 2022, $33.3 million in 2021 and $26.3 million in 2020.

NOTE 8 Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities at December 31 consisted of the following:

(in millions)	2022	2021
Accrued incentive compensation	$234.5	$216.7
Accrued compensation and benefits	64.6	53.5
Lease liability [(1)]	45.0	43.4
Deferred revenue	79.9	67.4
Reserve for policy cancellations	39.2	29.2
Accrued interest	33.2	15.9
Accrued rent and vendor expenses	14.9	7.6
Other	30.2	22.5
Total	$541.5	$456.2

(1)   The Lease liability is the current portion of the Operating lease liabilities as reflected in the Consolidated Balance Sheets as of December 31, 2022 and 2021.

NOTE 9 Long-Term Debt

Long-term debt at December 31, 2022 and 2021 consisted of the following:

(in millions)	December 31, 2022	December 31, 2021
Current portion of long-term debt:		
Current portion of 5-year term loan facility expires 2026	$15.6	$12.5
Current portion of 5-year term loan credit agreement expires 2023	210.0	30.0
Current portion of 5-year term loan credit agreement expires 2027	25.0	—
Total current portion of long-term debt	250.6	42.5
Long-term debt:		
Note agreements:		
4.200% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2024	499.7	499.5
4.500% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2029	349.7	349.6
2.375% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2031	699.4	699.3
4.200% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2032	598.0	—
4.950% senior notes, semi-annual interest payments, net of the unamortized discount, balloon due 2052	592.0	—
Total notes	2,738.8	1,548.4
Credit agreements:		
5-year term loan facility, periodic interest and principal payments, LIBOR plus up to 1.750%, expires October 27, 2026	218.8	234.4
5-year term loan facility, periodic interest and principal payments, LIBOR plus up to 1.750%, expires December 21, 2023	—	210.0
5-year revolving loan facility, periodic interest payments, LIBOR plus up to 1.525%, plus commitment fees up to 0.225%, expires October 27, 2026	—	—
3-year term loan facility, periodic interest and principal payments, SOFR plus up to 1.625%, expires March 31, 2025	300.0	—
5-year term loan facility, periodic interest and principal payments, SOFR plus up to 1.750%, expires March 31, 2027	456.2	—
Total credit agreements	975.0	444.4
Debt issuance costs (contra)	(22.3)	(12.4)
Total long-term debt less unamortized discount and debt issuance costs	3,691.5	1,980.4
Current portion of long-term debt	250.6	42.5
Total debt	**$3,942.1**	**$2,022.9**

On September 18, 2014, the Company issued $500.0 million of 4.200% unsecured Senior Notes due in 2024. The Senior Notes were given investment grade ratings of BBB-/Baa3 with a stable outlook. The notes are subject to certain covenant restrictions and regulations which are customary for credit rated obligations. At the time of funding, the proceeds were offered at a discount of the original note amount which also excluded an underwriting fee discount. The net proceeds received from the issuance were used to repay the outstanding balance of $475.0 million on the Revolving Credit Facility and for other general corporate purposes. As of December 31, 2022 and December 31, 2021, there was an outstanding debt balance of $500.0 million exclusive of the associated discount balance.

On December 21, 2018, the Company entered into a term loan credit agreement (the "Term Loan Credit Agreement") with the lenders named therein, Wells Fargo Bank, National Association, as administrative agent, and certain other banks as co-syndication agents and as joint lead arrangers and joint bookrunners. The Term Loan Credit Agreement provides for an unsecured term loan in the initial amount of $300.0 million, which may, subject to lenders' discretion, potentially be increased up to an aggregate amount of $450.0 million (the "Term Loan"). The Term Loan is repayable over the five-year term from the effective date of the Term Loan Credit Agreement, which was December 21, 2018. Based on the Company's net debt leverage ratio or a non-credit enhanced senior unsecured long-term debt rating as determined by Moody's Investor Service and Standard & Poor's Rating Service, the rates of interest charged on the term loan are 1.000% to 1.750%, above the adjusted 1-Month LIBOR rate. On December 21, 2018, the Company borrowed $300.0 million under the Term Loan Credit Agreement and used $250.0 million of the proceeds to reduce indebtedness under the Revolving Credit Facility. As of December 31, 2022, there was an outstanding debt balance issued under the Term Loan of $210.0 million. As of December 31, 2021, there was an outstanding debt balance issued under the Term Loan of $240.0 million.

On March 11, 2019, the Company completed the issuance of $350.0 million aggregate principal amount of the Company's 4.500% Senior Notes due 2029. The Senior Notes were given investment grade ratings of BBB-/Baa3 with a stable outlook. The notes are subject to certain covenant restrictions, which are customary for credit rated obligations. At the time of funding, the proceeds were offered at a discount of the original note amount, which also excluded an underwriting fee discount. The net proceeds received from the issuance were used to repay a portion of the outstanding balance of $350.0 million on the Revolving Credit Facility, utilized in connection with the financing related to our acquisition of Hays and for other general corporate purposes. As of December 31, 2022, and December 31, 2021 there was an outstanding debt balance of $350.0 million exclusive of the associated discount balance.

On September 24, 2020, the Company completed the issuance of $700.0 million aggregate principal amount of the Company's 2.375% Senior Notes due 2031. The Senior Notes were given investment grade ratings of BBB- stable outlook and Baa3 positive outlook. The notes are subject to certain covenant restrictions, which are customary for credit rated obligations. At the time of funding, the proceeds were offered at a discount of the original note amount, which also excluded an underwriting fee discount. The net proceeds received from the issuance were used to repay a portion of the outstanding balance of $200.0 million on the Revolving Credit Facility, utilized in connection with the financing related to the acquisitions of LP Insurance Services, LLP and CKP Insurance, LLC and for other general corporate purposes. As of December 31, 2022 and December 31, 2021, there was an outstanding debt balance of $700.0 million exclusive of the associated discount balance.

On October 27, 2021, the Company entered into an amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") with the lenders named therein, JPMorgan Chase Bank, N.A. as administrative agent, Bank of America, N.A., Truist Bank and BMO Harris Bank N.A. as co-syndication agents, and U.S. Bank National Association, Fifth Third Bank, National Association, Wells Fargo Bank, National Association, PNC Bank, National Association, Morgan Stanley Senior Funding, Inc. and Citizens Bank, N.A. as co-documentation agents. The Second Amended and Restated Credit Agreement amended and restated the credit agreement dated April 17, 2014, among certain of such parties, as amended by that certain amended and restated credit agreement dated June 28, 2017 (the "Original Credit Agreement"). The Second Amended and Restated Credit Agreement, among other certain terms, extended the maturity of the Revolving Credit Facility of $800.0 million and unsecured term loans associated with the agreement of $250.0 million to October 27, 2026. At the time of the renewal, the Company added an additional $2.7 million in debt issuance costs related to the transaction. The Company carried forward $0.6 million of existing debt issuance costs related to the previous credit facility agreements while expensing $0.1 million in debt issuance costs due to certain lenders exiting the renewed facility agreement. As of December 31, 2022, there was an outstanding debt balance issued under the term loan of the Second Amended and Restated Credit Agreement of $234.4 million with no borrowings outstanding against the Revolving Credit Facility. As of December 31, 2021, there was an outstanding debt balance issued under the term loan of the Second Amended and Restated Credit Agreement of $246.9 million with no borrowings outstanding against the Revolving Credit Facility.

On March 17, 2022, the Company completed the issuance of $600.0 million aggregate principal amount of the Company's 4.200% Senior Notes due 2032 (the "2032 Notes") and $600.0 million aggregate principal amount of the Company's 4.950% Senior Notes due 2052 (the "2052 Notes," and together with the 2032 Notes, the "Notes"). The net proceeds to the Company from the issuance of the Notes, after deducting underwriting discounts and estimated offering expenses, were approximately $1,178.2 million. The Senior Notes were given investment grade ratings of BBB- stable outlook and Baa3 stable outlook. The 2032 Notes bear interest at the rate of 4.200% per year and will mature on March 17, 2032. The 2052 Notes bear interest at the rate of 4.950% per year and will mature on March 17, 2052. Interest on the Notes is payable semi-annually in arrears. The Notes are senior unsecured obligations of the Company and will rank equal in right of payment to all of the Company's existing and future senior unsecured indebtedness. The Company may redeem the Notes in whole or in part at any time and from time to time, at the "make whole" redemption prices specified in the Prospectus Supplement for the Notes being redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date. The Company used the net proceeds from the offering of the Notes, together with borrowings under its Revolving Credit Facility, cash on hand and other borrowings, to fund the cash consideration and other amounts payable in connection with our acquisition of GRP (Jersey) Holdco Limited and its businesses ("GRP") and to pay fees and expenses associated with the foregoing. As of December 31, 2022, there was a total outstanding debt balance of $1,200.0 million exclusive of the associated discount balance on both Notes.

On March 31, 2022 (the "Effective Date"), the Company entered into a Loan Agreement (the "Loan Agreement") with the lenders named therein, BMO Harris Bank N.A., as administrative agent, Fifth Third Bank, National Association, PNC Bank, National Association, U.S. Bank National Association and Wells Fargo Bank, National Association, as co-syndication agents and BMO Capital Markets Corp., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Truist Securities, Inc., as joint bookrunners and joint lead arrangers. The Loan Agreement evidences commitments for (i) unsecured delayed draw term loans in an aggregate amount of up to $300.0 million (the "Term A-1 Loan Commitment") and (ii) unsecured delayed draw term loans in an amount of up to $500.0 million (the "Term A-2 Commitment" and, together with the Term A-1 Loan Commitments, the "Term Loan Commitments"). The Company may, subject to satisfaction of certain conditions, including receipt of additional term loan commitments by new or existing lenders, increase either Term Loan Commitment or the term loans issued thereunder or issue new tranches of term loans in an aggregate additional amount of up to $400.0 million. The Company may borrow term loans (the "Term Loans") under either of the Term Loan Commitments during the period from the Effective Date until the date which is the first anniversary thereof. The Term Loans issued under the Term A-1 Loan Commitment ("Term A-1 Loans") are due and payable on the date that is the third anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. The Term Loans issued under the Term A-2 Loan Commitment ("Term A-2 Loans") are repayable in installments until the fifth anniversary the Effective Date with any remaining outstanding amounts due and payable on such fifth anniversary of the Effective Date unless such maturity date is extended as provided under the Loan Agreement. The Loan Agreement includes various covenants (including financial covenants), limitations and events of default customary for similar facilities for similarly rated borrowers. As of December 31, 2022, there was an outstanding debt balance issued under the Term A-1 Loans of $300.0 million and an outstanding debt balance issued under Term A-2 Loans of $481.3 million.

The Second Amended and Restated Credit Agreement and Term Loan Credit Agreement require the Company to maintain certain financial ratios and comply with certain other covenants. The Company was in compliance with all such covenants as of December 31, 2022 and December 31, 2021.

The 30-day Adjusted LIBOR Rate for the term loan of the Second Amended and Restated Credit Agreement and Term Loan Credit Agreement as of December 31, 2022 was 4.438% and 4.375% respectively. The 1-month Term SOFR Rate for the Term A-1 Loans is 4.425% and the 1-month Term SOFR Rate for the Term A-2 Loans is 4.423% as of December 31, 2022.

Interest paid in 2022, 2021 and 2020 was $120.1 million, $61.5 million, and $52.4 million, respectively.

At December 31, 2022, maturities of long-term debt were $250.6 million in 2022, $568.7 million in 2023, $375.0 million in 2024, $218.8 million in 2025, $312.5 million in 2026, $350.0 million in 2029, $700.0 million in 2031, $600.0 million in 2032 and $600.0 million in 2052.

NOTE 10 Income Taxes

Significant components of the provision for income taxes for the years ended December 31 are as follows:

(in millions)	2022	2021	2020
Current:			
Federal	$124.1	$106.8	$93.7
State	35.3	32.6	34.1
Foreign	2.1	1.8	0.3
Total current provision	161.5	141.2	128.1
Deferred:			
Federal	38.9	28.0	11.6
State	8.2	5.0	4.1
Foreign	(4.3)	1.5	(0.2)
Total deferred provision	42.8	34.5	15.5
Total tax provision	$204.3	$175.7	$143.6

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2022	2021	2020
Federal statutory tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal income tax benefit	4.7	4.7	5.3
Non-deductible employee stock purchase plan expense	0.2	0.2	0.3
Non-deductible meals and entertainment	0.1	—	0.1
Non-deductible officers' compensation	0.6	0.4	0.3
Tax benefit from stock-based compensation	(3.1)	(3.6)	(3.5)
Other, net	(0.2)	0.3	(0.5)
Effective tax rate	23.3%	23.0%	23.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of the Company's net deferred tax liabilities as of December 31 are as follows:

(in millions)	2022	2021
Non-current deferred tax liabilities:		
Intangible assets	$631.6	$440.2
Fixed assets	21.1	20.0
Right-of-use assets	48.3	47.7
Impact of adoption of ASC 606 revenue recognition	19.8	15.2
Net unrealized holding (loss)/gain on available-for-sale securities	(0.4)	—
Total non-current deferred tax liabilities	720.4	523.1
Non-current deferred tax assets:		
Deferred compensation	67.4	66.4
Accruals and reserves	12.5	15.7
Lease liabilities	54.6	53.3
Net operating loss carryforwards and other carryforwards	3.0	1.9
Valuation allowance for deferred tax assets	(1.1)	(1.0)
Total non-current deferred tax assets	136.4	136.3
Net non-current deferred tax liability	$584.0	$386.8

Income taxes paid in 2022, 2021 and 2020 were $124.9 million, $147.5 million and $132.9 million, respectively.

At December 31, 2022, the Company had no net operating loss carryforwards for federal or foreign jurisdiction and $32.3 million net operating loss carryforwards for state income tax reporting purposes, portions of which expire in the years 2023 and thereafter. The state carryforward amount is derived from the operating results of certain subsidiaries. During 2022, the Company was able to utilize the 2021 net operating loss carryforward in Canada of $1.8 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2022	2021	2020
Unrecognized tax benefits balance at January 1	$0.9	$1.3	$1.1
Gross increases for tax positions of prior years	2.2	0.3	0.9
Gross decreases for tax positions of prior years	—	(0.5)	(0.7)
Settlements	—	(0.2)	—
Unrecognized tax benefits balance at December 31	$3.1	$0.9	$1.3

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, 2021 and 2020 the Company had $0.7 million, $0.3 million and $0.3 million of accrued interest and penalties related to uncertain tax positions, respectively.

The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized was $3.1 million as of December 31, 2022, $0.9 million as of December 31, 2021 and $1.3 million as of December 31, 2020. The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months.

The Company is subject to taxation in the United States and various state jurisdictions. The Company is also subject to taxation in the United Kingdom, Ireland, Belgium, Italy and Canada. In the United States, federal returns for fiscal years 2019 through 2022 remain open and subject to examination by the Internal Revenue Service. The Company files and remits state income taxes in various states where the Company has determined it is required to file state income taxes. The Company's filings with those states remain open for audit for the fiscal years 2018 through 2022. In the United Kingdom, the Company's filings remain open for audit for the fiscal years 2021 through 2022. In Canada, the Company's filings remain open for audit for the fiscal years 2017 through 2022. In Ireland, the Company's filings remain open for audit for the fiscal years 2018 through 2022. In Belgium, the Company's filings remain open for audit for the fiscal years 2019 through 2022. In Italy, the Company's filings remain open for audit for the fiscal years 2017 through 2022. The Company also operates in Bermuda and the Cayman Islands. The Company is not subject to any income taxes in these countries.

During 2021, the Company settled the previously disclosed State of Wisconsin income tax audit for the fiscal years 2015-2018, the State of Illinois income tax audit for the fiscal years 2015-2017, and the State of California income tax audit for the fiscal years 2015-2017. There were no material adjustments as a result of the finalization of these audits. The Company is currently under audit in the State of Massachusetts for the fiscal years 2015 through 2017. A subsidiary of the Company is currently under audit in the State of Wisconsin for the fiscal years 2017-2020 and with the Internal Revenue Service for the fiscal years 2018-2020.

During 2022, the Company came under audit in the state of Massachusetts for the fiscal years 2018-2020. A subsidiary of the Company is currently under audit in the State of Missouri for the fiscal years 2019-2021.

In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. The Company has determined it is not practical to determine the unrecognized deferred tax liabilities on the undistributed earnings from the Company's international subsidiaries as such earnings are considered to be indefinitely reinvested.

NOTE 11 Employee Savings Plan

The Company has an Employee Savings Plan (401(k)) in which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, the Company makes matching contributions of up to 4.0% of each participant's annual compensation. The Company's contribution expense to the plan totaled $42.7 million in 2022 and $35.6 million in 2021.

NOTE 12 Stock-Based Compensation

Performance Stock Plan

In 1996, the Company adopted and the shareholders approved a performance stock plan, under which until the suspension of the plan in 2010, up to 28,800,000 Performance Stock Plan ("PSP") shares could be granted to key employees contingent on the employees' future years of service with the Company and other performance-based criteria established by the Compensation Committee of the Company's board of directors. Before participants may take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions satisfied the first condition for vesting based upon 20% incremental increases in the 20-trading-day average stock price of Brown & Brown's common stock from the price on the last business day before date of grant. Performance Stock that has satisfied the first vesting condition is considered "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted net income per share. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of a participant's: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants (or, in the case of the July 2009 grant to Powell Brown, 20 years), (ii) attainment of age 64 (on a prorated basis corresponding to the number of years since the date of grant), or (iii) death or disability. On April 28, 2010, the PSP was suspended and any remaining authorized, but unissued shares, as well as any shares forfeited in the future, were reserved for issuance under the 2010 Stock Incentive Plan (the "2010 SIP").

At December 31, 2022, 10,163,420 shares had been granted, net of forfeitures, under the PSP. As of December 31, 2022, 708,380 shares had met the first condition of vesting and had been awarded, and 9,455,040 shares had satisfied both conditions of vesting and had been distributed to participants. Of the shares that have not vested as of December 31, 2022, the initial stock prices ranged from $8.30 to $10.31.

The Company uses a path-dependent lattice model to estimate the fair value of PSP grants on the grant date.

A summary of PSP activity for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Weighted average grant date fair value	Granted shares	Awarded shares	Shares not yet awarded
Outstanding at January 1, 2020	$5.00	1,051,292	1,051,292	—
Granted	$—	—	—	—
Awarded	$—	—	—	—
Vested	$6.06	(119,072)	(119,072)	—
Forfeited	$5.03	(22,392)	(22,392)	—
Outstanding at December 31, 2020	$4.86	909,828	909,828	—
Granted	$—	—	—	—
Awarded	$—	—	—	—
Vested	$4.73	(45,736)	(45,736)	—
Forfeited	$5.50	(24,250)	(24,250)	—
Outstanding at December 31, 2021	$4.87	839,842	839,842	—
Granted	$—	—	—	—
Awarded	$—	—	—	—
Vested	$4.81	(101,900)	(101,900)	—
Forfeited	$4.80	(29,562)	(29,562)	—
Outstanding at December 31, 2022	$4.88	708,380	708,380	—

The total fair value of PSP grants that vested during each of the years ended December 31, 2022, 2021 and 2020 was $6.3 million, $2.3 million and $5.0 million, respectively.

Stock Incentive Plans

On April 28, 2010, the shareholders of the Company approved the 2010 Stock Incentive Plan ("2010 SIP"), which was suspended May 1, 2019. On May 1, 2019, the shareholders of the Company approved the 2019 Stock Incentive Plan ("2019 SIP") that provides for the granting of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock-based awards to employees and directors contingent on performance-based and/or time-based criteria established by the Compensation Committee of the Company's board of directors. In addition, the 2019 SIP provides for a limited delegation of authority of the Company's chief executive officer to grant awards to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934. The principal purpose of the 2019 SIP is to attract, incentivize and retain key employees by offering those persons an opportunity to acquire or increase a direct proprietary interest in the Company's operations and future success. The number of shares of stock reserved for issuance under the 2019 SIP is 2,283,475 shares, plus any shares that are authorized for issuance under the 2010 SIP (described below), and not already subject to grants under the 2010 SIP, and that were outstanding as of May 1, 2019, the date of suspension of the 2010 SIP, together with PSP shares, 2010 SIP shares and 2019 SIP shares forfeited after that date. As of May 1, 2019, 6,957,897 shares were available for issuance under the 2010 SIP, which were then transferred to the 2019 SIP.

The Company has granted restricted share awards (including both restricted stock and restricted stock units) to our employees in the form of time-based grants and performance-based grants under the 2010 SIP and 2019 SIP. To date, a substantial majority of restricted share grants to employees under these plans vest in 5 to 10 years. The performance-based grants are subject to the achievement of certain performance criteria by grantees, which may include growth in a defined book of business, Organic Revenue growth and operating profit growth of a profit center, Organic Revenue growth of the Company and consolidated diluted net income per share growth at certain levels of the Company. The performance measurement period ranges from 3 to 5 years. Beginning in 2016, certain performance-based grants have a payout range between 0% to 200% depending on the achievement against the stated performance target. Prior to 2016, the majority of the grants had a binary performance measurement criteria that only allowed for 0% or 100% payout.

Non-employee members of the board of directors received shares annually issued pursuant to the 2019 SIP as part of their annual compensation. A total of 16,490 shares were issued in May 2020, 16,857 shares were issued in May 2021 and 15,003 shares were issued in May 2022.

The Company uses the closing stock price on the day before the grant date to determine the fair value of grants under the 2010 SIP and 2019 SIP and then applies an estimated forfeiture factor to estimate the annual expense. Additionally, the Company uses the path-dependent lattice model to estimate the fair value of grants with PSP-type vesting conditions as of the grant date. SIP shares that satisfied the first vesting condition for PSP-type grants or the established performance criteria are considered awarded shares. Awarded shares under restricted stock awards are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted net income per share.

A summary of 2010 SIP and 2019 SIP activity for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Weighted average grant date fair value	Granted shares	Awarded shares	Shares not yet awarded
Outstanding at January 1, 2020	$18.10	11,641,918	8,070,576	3,571,342
Granted	$46.58	970,997	148,015	822,982 [1]
Awarded	$19.71	497,082	1,880,512	(1,383,430)
Vested	$15.97	(3,059,619)	(3,059,619)	—
Forfeited	$20.75	(356,041)	(119,637)	(236,404)
Outstanding at December 31, 2020	$19.89	9,694,337	6,919,847	2,774,490
Granted	$46.05	1,143,094	204,826	938,268 [2]
Awarded	$25.80	310,147	1,272,554	(962,407)
Vested	$15.73	(3,223,964)	(3,223,964)	—
Forfeited	$30.54	(315,168)	(147,702)	(167,466)
Outstanding at December 31, 2021	$21.59	7,608,446	5,025,561	2,582,885
Granted	$65.22	1,478,613	693,802	784,811 [3]
Awarded	$28.73	470,793	1,383,216	(912,423)
Vested	$20.09	(2,179,476)	(2,179,476)	—
Forfeited	$37.78	(313,428)	(168,454)	(144,974)
Outstanding at December 31, 2022	$25.01	7,064,948	4,754,649	2,310,299

(1) Of the 822,982 performance-based shares granted in 2020, the payout for 365,606 shares may be increased up to 200% of the target or decreased to zero, 20,611 shares may be increased up to 120% of the target or decreased to zero, 15,850 shares may be increased up to 150% of the target or decreased to zero and 56,226 shares may be increased up to 150% or decreased to 50% of target subject to the level of performance attained. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(2) Of the 938,268 performance-based shares granted in 2021, the payout for 486,679 shares may be increased up to 200% of the target or decreased to zero, 21,651 shares may be increased up to 120% of the target or decreased to zero and 3,886 shares may be increased up to 150% or decreased to 50% of target subject to the level of performance attained. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(3) Of the 784,811 performance-based shares grant in 2022, the payout for 378,836 shares may be increased up to 200% of the target or decreased to zero, 15,114 shares may be increased up to 120% of the target or decreased to zero. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

The following table sets forth information as of December 31, 2022, 2021 and 2020, with respect to the number of time-based restricted shares granted and awarded, the number of performance-based restricted shares granted, and the number of performance-based restricted shares awarded under our Performance Stock Plan and 2010 and 2019 Stock Incentive Plans:

Year	Time-based restricted stock granted and awarded	Performance-based restricted stock granted	Performance-based restricted stock awarded
2022	693,802	784,811 [1]	1,383,216
2021	204,826	938,268 [2]	1,272,554
2020	148,015	822,982 [3]	1,880,512

(1) Of the 784,811 performance-based shares granted in 2022, the payout for 378,836 shares may be increased up to 200% of the target or decreased to zero, 15,114 shares may be increased up to 120% of the target or decreased to zero. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(2) Of the 938,268 performance-based shares granted in 2021, the payout for 486,679 shares may be increased up to 200% of the target or decreased to zero, 21,651 shares may be increased up to 120% of the target or decreased to zero and 3,886 shares may be increased up to 150% or decreased to 50% of target subject to the level of performance attained. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

(3) Of the 822,982 performance-based shares granted in 2020, the payout for 365,606 shares may be increased up to 200% of the target or decreased to zero, 20,611 shares may be increased up to 120% of the target or decreased to zero, 15,850 shares may be increased up to 150% of the target or decreased to zero and 56,226 shares may be increased up to 150% or decreased to 50% of target subject to the level of performance attained. The amount reflected in the table includes all time-based share grants at a target payout of 100%.

At December 31, 2022, 6,088,438 shares were available for future grants under the 2019 SIP. This amount is calculated assuming the maximum payout for all grants.

Employee Stock Purchase Plan

The Company has a shareholder-approved Employee Stock Purchase Plan ("ESPP") with a total of 34,000,000 authorized shares of which 3,735,669 were available for future subscriptions as of December 31, 2022. Employees of the Company who regularly work 20 hours or more per week are generally eligible to participate in the ESPP. Participants, through payroll deductions, may allot up to 10% of their compensation towards the purchase of a maximum of $25,000 worth of Company stock between August 1st of each year and the following July 31st (the "Subscription Period") at a cost of 85% of the lower of the stock price as of the beginning or end of the Subscription Period.

The Company estimates the fair value of an ESPP share option as of the beginning of the Subscription Period as the sum of: (i) 15% of the quoted market price of the Company's stock on the day prior to the beginning of the Subscription Period, and (ii) 85% of the value of a one-year stock option on the Company stock using the Black-Scholes option-pricing model. The estimated fair value of an ESPP share option as of the Subscription Period beginning in August 2022 was $15.81. The fair values of an ESPP share option as of the Subscription Periods beginning in August 2021 and 2020, were $11.60 and $12.43, respectively.

For the ESPP plan years ended July 31, 2022, 2021 and 2020, the Company issued 791,842, 850,956 and 962,131 shares of common stock, respectively. These shares were issued at an aggregate purchase price of $36.5 million, or $46.10 per share, in 2022, $32.9 million, or $38.70 per share, in 2021 and $29.3 million, or $30.51 per share, in 2020.

For the five months ended December 31, 2022, 2021 and 2020 (portions of the 2022-2023, 2021-2022 and 2020-2021 plan years), 338,498, 354,911 and 381,371 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by ESPP participants for proceeds of approximately $18.2 million, $16.4 million and $14.8 million, respectively.

Summary of Non-Cash Stock-Based Compensation Expense

The non-cash stock-based compensation expense for the years ended December 31 is as follows:

(in millions)	2022	2021	2020
Stock incentive plan	$55.4	$50.7	$50.2
Employee stock purchase plan	10.4	9.9	8.7
Performance stock plan	0.3	0.4	0.8
Total	$66.1	$61.0	$59.7

Summary of Unamortized Compensation Expense

As of December 31, 2022, the Company estimates there to be $164.3 million of unamortized compensation expense related to all non-vested stock-based compensation arrangements granted under the Company's stock-based compensation plans, based upon current projections of grant measurement against performance criteria. That expense is expected to be recognized over a weighted average period of 3.67 years.

NOTE 13 Supplemental Disclosures of Cash Flow Information and Non-Cash Financing and Investing Activities

Throughout 2020, the Company deferred $31.1 million in employer-only payroll tax payments as allowed under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES" Act), which was signed into law on March 27, 2020. During 2022, there were no additional deferrals under the CARES Act. The Company paid the first installment of approximately $15.6 million in December 2021 and the second installment of approximately $15.6 million in December 2022.

During the second quarter of 2021, the Company received an $8.1 million reimbursement for capitalizable costs of public infrastructure improvements related to the construction of the Company's headquarters in accordance with an economic development grant agreement between the Company and the City of Daytona Beach and Volusia County. The reimbursement has been reflected as a reduction to the additions to fixed asset line item on the Consolidated Statements of Cash Flows for the year ended December 31, 2021.

During 2022, the company had an impact of $131.2 million of foreign exchange rate changes on cash and cash equivalents inclusive of fiduciary cash reported on its Consolidated Statements of Cash Flows which is primarily due to the decrease in currency exchange rates for British pounds and an additional smaller impact from the decline in currency exchange rates related to euro and Canadian dollar.

The Company's cash paid during the period for interest and income taxes are summarized as follows:

	Year ended December 31,		
(in millions)	2022	2021	2020
Cash paid during the period for:			
Interest	$120.1	$61.5	$52.4
Income taxes, net of refunds	$122.3	$146.9	$131.6

The Company's significant non-cash investing and financing activities are summarized as follows:

	Year ended December 31,		
(in millions)	2022	2021	2020
Other payables issued for agency acquisitions and purchased customer accounts	$5.6	$15.1	$9.1
Estimated acquisition earn-out payables and related charges	$73.3	$75.7	$131.4
Assumed acquisition earn-out payables	$34.8	$—	$—
Contingent payable issued for agency acquisition	$—	$24.1	$—
Common stock issued for agency acquisition	$14.7	$9.9	$—
Notes payable assumed for agency acquisition	$1.8	$1.4	$—

Our fiduciary cash balance is composed of funds held in separate premium trust accounts as required by state law or, in some cases, per agreement with our carrier partners. The following is a reconciliation of fiduciary cash as of December 31, 2022, 2021 and 2020.

	Balance as of December 31,		
(in millions)	2022	2021	2020
Table to reconcile restricted and non-restricted fiduciary cash			
Restricted fiduciary cash	$1,231.9	$583.2	$454.5
Non-restricted fiduciary cash	$151.3	$193.8	$161.2
Total restricted and non-restricted fiduciary cash at the end of the period	$1,383.2	$777.0	$615.7

The Company's fiduciary cash increased as of December 31, 2022 compared to December 31, 2021 primarily due to businesses acquired during 2022.

	Balance as of December 31,		
(in millions)	2022	2021	2020
Table to reconcile cash and cash equivalents inclusive of fiduciary cash			
Cash and cash equivalents	$650.0	$693.2	$656.2
Fiduciary Cash	$1,383.2	$777.0	$615.5
Total cash and cash equivalents inclusive of fiduciary cash at the end of the period	$2,033.2	$1,470.2	$1,271.9

NOTE 14 Commitments and Contingencies

Legal Proceedings

The Company records losses for claims in excess of the limits of, or outside the coverage of, applicable insurance at the time and to the extent they are probable and estimable. In accordance with ASC Topic 450-*Contingencies*, the Company accrues anticipated costs of settlement, damages, losses for liability claims and, under certain conditions, costs of defense, based upon historical experience or to the extent specific losses are probable and estimable. Otherwise, the Company expenses these costs as incurred. If the best estimate of a probable loss is a range rather than a specific amount, the Company accrues the amount at the lower end of the range.

The Company's accruals for legal matters that were probable and estimable were not material at December 31, 2022 and 2021. We continue to assess certain litigation and claims to determine the amounts, if any, that management believes will be paid as a result of such claims and litigation and, therefore, additional losses may be accrued and paid in the future, which could adversely impact the Company's operating results, cash flows and overall liquidity. The Company maintains third-party insurance policies to provide coverage for certain legal claims, in an effort to mitigate its overall exposure to unanticipated claims or adverse decisions. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters. Based upon the AM Best Company ratings of these third-party insurers, management does not believe there is a substantial risk of an insurer's material non-performance related to any current insured claims.

On the basis of current information, the availability of insurance and legal advice, in management's opinion, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, would have a material adverse effect on its financial condition, operations and/or cash flows.

NOTE 15 Leases

Substantially all of the Company's leases are classified as operating leases and primarily represent real estate leases for office space used to conduct the Company's business that expire on various dates through 2041. Leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. The Company anticipates that most of these leases will be renewed or replaced upon expiration.

The Company assesses at inception of a contract if it contains a lease. This assessment is based on: (i) whether the contract involves the use of a distinct identified asset, (ii) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (iii) whether the Company has the right to direct the use of the asset.

The right-of-use asset is initially measured at cost, which is primarily composed of the initial lease liability, plus any initial direct costs incurred, less any lease incentives received. The lease liability is initially measured at the present value of the minimum lease payments through the term of the lease. Minimum lease payments are discounted to present value using the incremental borrowing rate at the lease commencement date, which approximates the rate of interest the Company expects to pay on a secured borrowing in an amount equal to the lease payments for the underlying asset under similar terms and economic conditions. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a total term of twelve months or less. The effect of short-term leases on the Company's right-of-use asset and lease liability would not be significant. The balances and classification of operating lease right-of-use assets and operating lease liabilities within the Consolidated Balance Sheets as of December 31, 2022 and 2021 is as follows:

(in millions)		December 31, 2022	December 31, 2021
Balance Sheet			
Assets:			
Operating lease right-of-use assets		$214.9	$197.0
Total assets	Operating lease assets	214.9	197.0
Liabilities:			
Current operating lease liabilities	Accrued expenses and other liabilities	45.0	43.4
Non-current operating lease liabilities	Operating lease liabilities	195.9	180.0
Total liabilities		$240.9	$223.4

As of December 31, 2022, the Company has entered into future lease agreements expected to commence in 2023 consisting of undiscounted lease liabilities of $12.4 million.

Variable lease cost represents lease payments that are based on an index or similar rate. They are initially measured using the index or rate in effect at lease commencement and are based on the minimum payments stated in the lease. Additional payments based on the change in an index or rate, or payments based on a change in the Company's portion of the operating expenses, including real estate taxes and insurance, are recorded as a period expense when incurred.

Lease expense for operating leases consists of the lease payments, inclusive of lease incentives, plus any initial direct costs, and is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability.

The components of lease cost for operating leases for the twelve months ended December 31, 2022 and 2021 were:

(in millions)	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating leases:		
Lease cost	$55.5	$52.8
Variable lease cost	4.3	4.3
Short-term lease cost	0.9	1.1
Operating lease cost	60.7	58.2
Sublease income	(1.5)	(1.6)
Total lease cost net	$59.2	$56.6

The weighted average remaining lease term and the weighted average discount rate for operating leases as of December 31, 2022 were:

Weighted average remaining lease term	6.4
Weighted average discount rate	3.0

Maturities of the operating lease liabilities by fiscal year at December 31, 2022 for the Company's operating leases are as follows:

(in millions)	Operating Leases
2023	$51.9
2024	50.2
2025	43.3
2026	32.7
2027	25.9
Thereafter	61.8
Total undiscounted lease payments	265.8
Less: Imputed interest	24.9
Present value of future lease payments	$240.9

Supplemental cash flow information for operating leases:

(in millions)	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash paid for amounts included in measurement of liabilities		
Operating cash flows from operating leases	$58.2	$56.0
Right-of-use assets obtained in exchange for new operating liabilities	$71.0	$54.0

NOTE 16 Segment Information

Brown & Brown's business is divided into four reportable segments: (i) the Retail segment, which provides a broad range of insurance products and services to commercial, public and quasi-public entities, and to professional and individual customers, and non-insurance risk-mitigating products through our F&I businesses, (ii) the National Programs segment, which acts as an MGA, provides professional liability and related package products for certain professionals, a range of insurance products for individuals, flood coverage, and targeted products and services designated for specific industries, trade groups, governmental entities and market niches, all of which are delivered through nationwide networks of independent agents, and Brown & Brown retail agents, (iii) the Wholesale Brokerage segment, which markets and sells excess and surplus commercial and personal lines insurance, primarily through independent agents and brokers, as well as Brown & Brown retail agents, and (iv) the Services segment, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare Set-aside services, Social Security disability and Medicare benefits advocacy services and claims adjusting services.

Brown & Brown conducts most of its operations within the United States of America. International operations include Retail operations in England, Bermuda, the Cayman Islands, Ireland and Northern Ireland, National Programs operations in Canada and England, and Wholesale Brokerage operations based in England, Italy and Belgium. These operations earned $240.6 million, $78.0 million and $35.1 million of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its segments based upon revenues and income before income taxes. Intersegment revenues are eliminated.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the intercompany interest expense charge to the reporting segment.

	Year Ended December 31, 2022					
(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$2,084.3	$859.5	$453.4	$171.9	$4.3	$3,573.4
Investment income	$0.1	$1.3	$0.3	$—	$4.8	$6.5
Amortization	$96.7	$35.4	$9.4	$5.1	$—	$146.6
Depreciation	$12.8	$15.3	$2.7	$1.6	$6.8	$39.2
Interest expense	$94.3	$33.0	$12.9	$2.1	($1.1)	$141.2
Income before income taxes	$466.7	$271.1	$117.7	$24.1	($3.5)	$876.1
Total assets	$7,458.6	$4,467.8	$1,401.6	$295.0	$350.5	$13,973.5
Capital expenditures	$18.6	$20.2	$2.8	$1.0	$10.0	$52.6

	Year Ended December 31, 2021					
(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$1,767.9	$701.9	$403.4	$178.9	($0.7)	$3,051.4
Investment income	$0.3	$0.6	$0.2	$—	$—	$1.1
Amortization	$77.8	$27.4	$9.1	$5.3	$—	$119.6
Depreciation	$11.2	$9.8	$2.6	$1.5	$8.2	$33.3
Interest expense	$91.4	$11.4	$16.0	$2.9	($56.7)	$65.0
Income before income taxes	$334.4	$242.3	$94.8	$28.3	$63.0	$762.8
Total assets	$5,040.7	$2,943.0	$1,154.4	$299.2	$358.1	$9,795.4
Capital expenditures	$8.1	$13.5	$1.6	$1.6	$20.2	$45.0

	Year Ended December 31, 2020					
(in millions)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$1,472.8	$610.6	$352.8	$174.0	$3.2	$2,613.4
Investment income	$0.2	$0.8	$0.2	$—	$1.6	$2.8
Amortization	$67.3	$27.2	$8.5	$5.5	$—	$108.5
Depreciation	$9.1	$8.7	$1.9	$1.4	$5.2	$26.3
Interest expense	$86.0	$20.6	$10.3	$4.1	($62.0)	$59.0
Income before income taxes	$262.2	$182.9	$93.6	$28.0	$57.4	$624.1
Total assets	$7,093.6	$3,511.0	$1,791.7	$480.4	($3,910.2)	$8,966.5
Capital expenditures	$13.2	$7.2	$3.3	$1.4	$45.6	$70.7

Historically, the total assets balance in the "Other" column has been negative, reflecting the historical accumulation of the purchase price for acquisitions which are funded at the corporate level, net of a portion returned to Corporate through intercompany interest charges, as well as the historical accumulation of payments for income taxes, dividends, and share repurchases which are paid by Corporate, but not pushed down to the segments. As of December 31, 2021, the Company settled the historical accumulation of the cash outlays paid by Corporate that gave rise to the related intercompany receivables and payables to better reflect the total assets of each segment.

NOTE 17 Insurance Company Subsidiary Operations

Although the reinsurers are liable to the Company for amounts reinsured, our subsidiary, Wright National Flood Insurance Company ("WNFIC"), remains primarily liable to its policyholders for the full amount of the policies written whether or not the reinsurers meet their obligations to the Company when they become due. The Company also participates in two Captives for the purpose of facilitating additional underwriting capacity and participating in a portion of the underwriting results. One Captive participates on a quota share basis for policies placed by certain of our MGA businesses that are currently focused on property insurance for earthquake and wind exposed properties with a portion of premiums ceded to reinsurance companies, limiting, but not fully eliminating the Company's exposure to claims expenses. The other Captive participates through excess of loss reinsurance layers associated with one of our MGA businesses focused on placements of personal property, excluding flood, primarily in the southeastern United States with one layer of per risk excess reinsurance and three layers of catastrophe per occurrence reinsurance. All four layers have limited reinstatements and therefore have capped, maximum aggregate limits. The effects of reinsurance on premiums written and earned at December 31 are as follows:

	2022		2021	
(in millions)	Written	Earned	Written	Earned
Direct premiums - WNFIC	$740.9	$751.3	$747.4	$732.8
Assumed premiums - WNFIC	—	—	—	—
Ceded premiums - WNFIC	740.9	751.3	747.4	732.8
Net premiums - WNFIC	—	—	—	—
Assumed premiums - Quota share captive and excess of loss layer captive	65.4	43.7	—	—
Ceded premiums - Quota share captive	(27.1)	(17.3)	—	—
Net premiums - Quota share captive and excess loss layer captive	38.3	26.4	—	—
Net premiums - Total	$38.3	$26.4	$—	$—

All premiums written by WNFIC under the National Flood Insurance Program are 100.0% ceded to FEMA, for which WNFIC received a 29.9% expense allowance from January 1, 2022 through September 30, 2022 and a 29.7% expense allowance from October 1, 2022 through December 31, 2022. As of December 31, 2022 and 2021, the Company ceded $738.0 million and $745.0 million of written premiums for Federal Flood, respectively.

As of December 31, 2022, the Consolidated Balance Sheets contained Reinsurance recoverable of $826.2 million and Prepaid reinsurance premiums of $381.8 million. As of December 31, 2021, the Consolidated Balance Sheets contained reinsurance recoverable of $63.1 million and prepaid reinsurance premiums of $392.2 million. There was no net activity in the reserve for losses and loss adjustment expense for the years ended December 31, 2022 and 2021, as WNFIC's direct premiums written were 100.0% ceded to two reinsurers. The balance of the reserve for losses and loss adjustment expense, excluding related reinsurance recoverable, was $826.2 million as of December 31, 2022 and $63.1 million as of December 31, 2021.

WNFIC maintains capital in excess of minimum statutory amount of $7.5 million as required by regulatory authorities. The statutory capital and surplus of WNFIC was $31.8 million as of December 31, 2022 and $33.1 million as of December 31, 2021. As of December 31, 2022 and 2021, WNFIC generated statutory net income of $1.3 million and $1.6 million, respectively. The maximum amount of ordinary dividends that WNFIC can pay to shareholders in a rolling 12 month period is limited to the greater of 10.0% of statutory adjusted capital and surplus of 100.0% of adjusted net income. There was no dividend payout in 2021 and 2022 and the maximum dividend payout that may be made in 2023 without prior approval is $3.2 million.

In December 2021, the initial funding to capitalize the quota share Captive was $5.9 million. This capital in addition to current earnings of $4.0 million through December 31, 2022 is considered at risk for loss. Assumed net written and net earned premiums for the quota share Captive for 2022 were $38.3 million and $20.6 million, respectively. For 2022, the ultimate loss expense inclusive of incurred but not reported ("IBNR") claims was $10.4 million, of which $9.7 million is related to the estimated insured claims/losses from Hurricane Ian. In connection with the estimated IBNR from Hurricane Ian claims, $4.8 million was recorded as estimated reinsurance recoverable for a net expected loss of $4.9 million. As of December 31, 2022 the Consolidated Balance Sheets contained prepaid reinsurance premiums of $11.4 million, deferred acquisitions costs of $14.1 million, reinsurance payable for $8.7 million, and the reserve for losses and loss adjustment expense, excluding related reinsurance recoverable, was $10.4 million. The first collateral release is expected in 2024 and is based on an IBNR factor times earned premium compared to the current collateral balance.

The excess of loss layer Captive was renewed in September 2022 with underlying reinsurance treaties effective from June 1 through May 31, 2023. This Captive's maximum underwriting exposure is $5.2 million. Assumed net earned premiums for the captive for the year ended December 31, 2022 were $5.8 million. During 2022, the captive recorded a case reserve of $7.0 million associated with estimated impacts from Hurricane Ian plus a reserve of $0.1 million for non-CAT claims. These reserves were partially offset by accelerated earned premiums of $2.8 million upon reaching the maximum aggregate loss for one of our reinsurance layers. The combination of earned premium of $2.4 million plus the accelerated earned premium of $2.8 million resulted in a underwriting loss of $1.9 million for year ended December 31, 2022. As of December 31, 2022, the Consolidated Balance Sheets contained the reserve for losses and loss adjustment expense of $4.5 million.

NOTE 18 Shareholders' Equity

Under the authorization from the Company's board of directors, shares may be purchased from time to time, at the Company's discretion and subject to the availability of stock, market conditions, the trading price of the stock, alternative uses for capital, the Company's financial performance and other potential factors. These purchases may be carried out through open market purchases, block trades, accelerated share repurchase plans of up to $100.0 million each (unless otherwise approved by the board of directors), negotiated private transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. On May 1, 2019, the Company's board of directors authorized the purchasing of up to an additional $372.5 million of the Company's outstanding common stock.

During 2022, the Company repurchased 1,164,009 shares at an average price of $63.62 for a total cost of $74.1 million under the current share repurchase authorization. During 2021, the Company repurchased 1,811,853 shares at an average price of $45.57 for a total cost of $82.6 million under the current share repurchase authorization. At December 31, 2022, the remaining amount authorized by our board of directors for share repurchases was approximately $249.6 million. Under the authorized repurchase programs, the Company has repurchased approximately 19.7 million shares for an aggregate cost of approximately $748.0 million between 2014 and 2022.

During 2022, the Company paid an annualized dividend of $0.423 per share for a total of $119.5 million. During 2021, the Company paid an annualized dividend of $0.380 per share for a total of $107.2 million. On January 19, 2023 the board of directors approved a dividend of $0.1150 per share payable on February 15, 2023 to shareholders of record on February 3, 2023.

During 2022, the Company issued 252,802 shares valued at $14.7 million associated with business combinations. During 2021, the Company issued 184,772 shares valued at $9.9 million associated with business combinations.

Report Of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Brown & Brown, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

EARN-OUT OBLIGATION — REFER TO NOTES 1 (GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS) AND 3 (BUSINESS COMBINATIONS) TO THE FINANCIAL STATEMENTS

CRITICAL AUDIT MATTER DESCRIPTION

The Company's acquisition purchase price for business combinations includes an estimation of the fair value of liabilities associated with potential earn-out provisions, when an earn-out obligation is part of the negotiated transaction. The fair value of the earn-out obligations is based upon the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions contained in the respective purchase agreements. The earn-out obligations are typically based upon a multiple of average annual operating profit and/or revenue earned over a one to three-year period within a minimum and maximum range. Subsequent changes in the fair value of the earn-out obligations are recorded in the consolidated statement of income when incurred.

In determining fair value of the earn-out obligation, the acquired business's future performance is estimated using financial projections of future earnings developed by management that are discounted to a present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out obligation will be paid. The earn-out obligation balance was $251.6 million as of December 31, 2022 of which $119.3 million is recorded in accounts payable and $132.3 million is recorded in other liabilities in the consolidated balance sheet.

We identified the earn-out obligation as a critical audit matter because of the increased auditor judgment and extent of effort required to evaluate whether an adjustment is required for the earn-out obligation in periods after the acquisition. Specifically, there was a high degree of auditor judgment and an increased extent of effort to audit the reasonableness of management's assumptions related to projections of future earnings of the acquired businesses.

HOW THE CRITICAL AUDIT MATTER WAS ADDRESSED IN THE AUDIT

Our audit procedures related to the forecasted future earnings assumptions used in determining the fair value of the earn-out obligation included the following, among others:

- We tested the design and operating effectiveness of controls over management's earn-out obligation calculation, including the controls over management's determination of future earnings.

- We read the asset/stock purchase agreements and associated addenda and agreed the provisions of the contracts to the earn-out obligation models for our testing selections.

- We read any post-acquisition asset/stock purchase agreements and associated addenda modifications for any additional terms to evaluate the completeness and reasonableness of the models utilized to calculate the earn-out obligation for our testing selections.

- We evaluated the reasonableness of projections of future earnings for the earn-out obligation models by comparing the projections to historical results and assessing management's key assumptions for our testing selections.

- We evaluated management's ability to accurately forecast future earnings by comparing actual results to management's historical forecast and forecasted growth rates to that of comparable subsidiaries for our testing selections.

Deloitte & Touche LLP

Tampa, Florida

February 27, 2023

We have served as the Company's auditor since 2002.

Report Of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Brown & Brown, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Brown & Brown, Inc. (the "Company") and subsidiaries as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 27, 2023 expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Orchid Underwriters Agency, LLC, GRP (Jersey) Holdco Limited et al., First Insurance Solutions Ltd., BdB Holdings Limited, Smithwick & Mariners Insurance, Inc., VistaNational Insurance Group, Inc., and Taylor Berry Knight Limited, which were acquired during 2022 and whose financial statements constitute approximately 0.2% and 7.1% of net and total assets, respectively, 5.97% of revenues, and 0.85% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting of these acquired entities.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Tampa, Florida

February 27, 2023

Management's Report on Internal Control over Financial Reporting

The management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In conducting Brown & Brown's evaluation of the effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2022: Orchid Underwriters Agency, LLC, GRP (Jersey) Holdco Limited et al., First Insurance Solutions Ltd., BdB Holdings Limited, Smithwick & Mariners Insurance, Inc., VistaNational Insurance Group, Inc., Taylor Berry Knight Limited, and Claim Technologies, Inc. (collectively the "2022 Excluded Acquisitions"), which were acquired during 2022 and whose financial statements constitute approximately 0.2% and 7.1% of net and total assets, respectively, 5.97% of revenues, and 0.85% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Refer to Note 3 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based upon Brown & Brown's evaluation under the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that internal control over financial reporting was effective as of December 31, 2022. Management's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.
Daytona Beach, Florida
February 27, 2023



J. Powell Brown
Chief Executive Officer

R. Andrew Watts
Executive Vice President, Chief Financial Officer And Treasurer

Performance Graph

The following graph is a comparison of five-year cumulative total shareholder returns for our common stock as compared with the cumulative total shareholder return for the S&P 500 Composite Index, the NYSE Composite Index, and a group of peer insurance broker and agency companies (Aon plc, Arthur J. Gallagher & Co, Marsh & McLennan Companies, and Willis Towers Watson Public Limited Company). In previous years, we compared our cumulative total shareholder return with the NYSE Composite Index. We have replaced the NYSE Composite Index with the S&P 500 Composite Index as required by SEC rules. In this transition year, the stock performance graph below includes the comparative performance of the new index and the previously reported index. The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2017 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100.00 investment on December 31, 2017, with all dividends reinvested.

Period	12/17	12/18	12/19	12/20	12/21	12/22
Brown & Brown, Inc.	100.00	108.29	156.66	189.64	283.14	231.09
S&P 500 Composite	100.00	95.61	125.70	148.81	191.48	156.77
NYSE Composite	100.00	91.21	114.70	122.83	148.42	134.76
Peer Group	100.00	106.73	149.32	164.77	233.57	238.65



SHAREHOLDER
Information

CORPORATE OFFICES
300 North Beach Street
Daytona Beach, Florida 32114
(386) 252-9601

OUTSIDE COUNSEL
Holland & Knight LLP
200 South Orange Avenue, Suite 2600
Orlando, Florida 32801

CORPORATE INFORMATION AND SHAREHOLDER SERVICES
The Company has included, as Exhibits 31.1 and 31.2, and 32.1 and 32.2 to its Annual Report on Form 10-K for fiscal year 2022, filed with the Securities and Exchange Commission, certificates of the chief executive officer and the chief financial officer of the Company certifying the Company's public disclosure is accurate and complete and that they have established and maintained adequate internal controls. The Company has also submitted to the New York Stock Exchange a certificate from its chief executive officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2022 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

**Corporate Secretary
Brown & Brown, Inc.
300 North Beach Street
Daytona Beach, Florida 32114**

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held virtually.

Please register at
http://www.viewproxy.com/bbinsurance.com/2023/htype.asp

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company, LLC
6201 15th Ave.
Brooklyn, New York 11219
(800) 937-5449
email: help@amstock.com
www.astfinancial.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
201 North Franklin Street, Suite 3600
Tampa, Florida 33602

STOCK LISTING
The New York Stock Exchange Symbol: BRO
On February 23, 2023, there were 284,294,500 shares of our common stock outstanding, held by approximately 1,804 shareholders of record.

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current earnings releases, is available on Brown & Brown's website at www.bbinsurance.com.

Ten-Year Statistical Summary

The following includes selected Consolidated Financial Data for each of the ten fiscal years in the period ended December 31 that have been derived from our Consolidated Financial Statements. Such data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report and with our Consolidated Financial Statements and related Notes thereto in Item 8 of this Annual Report.

| | Year Ended December 31, | | | |
(in millions, except per share data, number of employees and percentages)	2022	2021	2020	2019
Revenues				
Commissions and fees	$3,563.2	$3,047.5	$2,606.1	$2,384.7
Investment income	6.5	1.1	2.8	5.8
Other income, net	3.7	2.8	4.5	1.7
Total revenues [(1)]	3,573.4	3,051.4	2,613.4	2,392.2
Expenses				
Employee compensation and benefits	1,816.9	1,636.9	1,436.4	1,308.2
Other operating expenses	596.8	403.0	366.0	377.1
(Gain)/loss on disposal	(4.5)	(9.6)	(2.4)	(10.0)
Amortization	146.6	119.6	108.5	105.3
Depreciation	39.2	33.3	26.3	23.4
Interest	141.2	65.0	59.0	63.7
Change in estimated acquisition earn-out payables	(38.9)	40.4	(4.5)	(1.4)
Total expenses	2,697.3	2,288.6	1,989.3	1,866.2
Income before income taxes	876.1	762.8	624.1	525.9
Income taxes [(2)]	204.3	175.7	143.6	127.4
Net income	**$671.8**	**$587.1**	**$480.5**	**$398.5**
Earnings Per Share Information				
Net income per share - diluted [(3)]	$2.37	$2.07	$ 1.69	$ 1.40
Weighted average number of shares outstanding - diluted [(3)]	278.6	277.4	275.9	274.6
Dividends paid per share [(3)]	$0.42	$0.38	$ 0.35	$ 0.33
Year-End Financial Position				
Total assets [(4)]	$13,973.5	$9,795.4	$8,966.5	$7,622.8
Long-term debt [(5)]	$3,691.5	$1,980.4	$2,026.0	$1,500.3
Total shareholders' equity	$4,606.6	$4,196.9	$3,754.2	$3,350.3
Total shares outstanding at year-end [(3)]	283.2	282.5	283.0	281.7
Other Information				
Number of full-time equivalent employees at year-end	14,809	12,023	11,136	10,083
Total revenues per average number of employees [(6)]	$266.4	$263.5	$246.3	$243.2
Stock price at year-end [(3)]	$56.97	$70.28	$47.41	$39.48
Stock price earnings multiple at year-end [(7)]	24.0	34.0	28.1	28.2
Return on beginning shareholders' equity [(8)]	16%	16%	14%	13%

(1)   Years 2017 and 2016 do not reflect the adoption of "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), ASC Topic 340 - Other Assets and Deferred Cost ("ASC 340") and ASU 2016-08, "Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net)", which was adopted under the modified retrospective method.

(2)   Years 2017 and 2016 do not reflect the adoption of ASU 2016-09, "Improvements to Employee Share Based Payment Accounting" ("ASU 2016-09"), which was adopted using the prospective method.

(3)   Years 2017 and 2016 reflect the 2-for-1 stock split that occurred on March 28, 2018.

(4)   All years presented reflect the adoption of ASU No. 2015-17, "Income Taxes (Topic 740) - Balance Sheet Classification of Deferred Taxes" ("ASU 2015-17").

		Year Ended December 31,			
2018	**2017**	**2016**	**2015**	**2014**	**2013**
$2,009.9	$1,857.3	$1,762.8	$1,657.0	$1,567.5	$1,355.5
2.8	1.6	1.5	1.0	0.7	0.6
1.6	22.5	2.4	2.6	7.6	7.1
2,014.3	**1,881.4**	**1,766.6**	**1,660.5**	**1,575.8**	**1,363.3**
1,068.9	994.7	925.2	857.0	811.1	705.6
332.1	283.5	262.9	251.0	235.3	195.7
(2.2)	(2.2)	(1.3)	(0.6)	47.4	—
86.5	85.5	86.7	87.4	83.0	67.9
22.8	22.7	21.0	20.9	20.9	17.5
40.6	38.3	39.5	39.3	28.4	16.4
3.0	9.2	9.2	3.0	9.9	2.5
1,551.8	1,431.6	1,343.1	1,258.0	1,236.1	1,005.7
462.5	449.7	423.5	402.6	339.8	357.6
118.2	50.1	166.0	159.2	132.9	140.5
$344.3	**$399.6**	**$257.5**	**$243.3**	**$206.9**	**$217.1**
$1.22	$1.40	$0.91	$0.85	$0.71	$0.74
275.5	277.6	275.6	280.2	285.8	285.3
$0.31	$0.28	$0.25	$0.23	$0.21	$0.19
$6,688.7	$5,747.6	$5,262.7	$4,979.8	$4,931.0	$3,620.2
$1,457.0	$856.1	$1,018.4	$1,071.6	$1,143.0	$379.2
$3,000.6	$2,582.7	$2,360.2	$2,149.8	$2,113.8	$2,007.1
279.6	276.2	280.2	278.0	287.0	290.8
9,590	8,491	8,297	7,807	7,591	6,992
$222.8	$224.1	$219.4	$215.7	$216.1	$203.0
$27.56	$25.73	$22.43	$16.05	$16.45	$15.70
22.6	18.3	24.6	18.9	23.3	21.1
13%	17%	12%	12%	10%	12%

(5) Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 9 "Long-Term Debt" for more details.

(6) Represents total revenues divided by the average of the number of full-time equivalent employees at the beginning of the year and the number of full-time equivalent employees at the end of the year.

(7) Stock price at year-end divided by net income per share diluted.

(8) Represents net income divided by total shareholders' equity as of the beginning of the year.


NEVER BACK DOWN
TO $4 BILLION AND BEYOND
Brown & Brown
INSURANCE®
300 North Beach Street
Daytona Beach, FL 32114
(386) 252-9601
bbinsurance.com